2023 Summary Annual Report

Achieving Our Purpose



 German American Bancorp, Inc.

We have a long-standing commitment to providing financial support and stability in the communities we serve.

Our Purpose

German American helps individuals, families and businesses achieve their financial dreams to improve their quality of life and place. We support the communities we serve and believe that when a community thrives, its people prosper.



Cautionary Note Regarding Forward-Looking Statements

Statements made in this Summary Annual Report that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans and objectives for future operations and expectations about the Company's financial and business performance and economic and market conditions and trends. Such forward-looking statements may be identified by the use of words such as "anticipate," "believe," "estimate," "expect," "plan," "intend," "should," "would," "could," "can," "may," "will," "might" and similar expressions. Forward-looking statements are based on management's current expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in Item 1, "Business - Forward Looking Statements and Associated Risks," and Item 1A, "Risk Factors," in our accompanying Annual Report on Form 10-K and in other documents that we file with or furnish to the Securities and Exchange Commission. These forward-looking statements speak only as of February 27, 2024. We do not undertake, and expressly disclaim, any duty or obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise, except as required by law.

11th
consecutive year of increased cash dividends

Improved earnings performance in
13
of the past 14 years

19th
consecutive fiscal year of double-digit return on equity

Letter to Our Shareholders

Dear Shareholders:

2023 was a volatile year for the banking industry, one marked by challenging economic conditions, continued rising interest rates, aggressive deposit competition, and high profile bank failures across our country. German American has a history of successfully navigating through such difficult times and remained steadfast in our commitment to our customers, employees, communities and shareholders.

Throughout the year, German American remained financially strong, with solid liquidity, strong capital levels, and a diverse core deposit base, which continues to speak to the strength and resilience of our Company.

We were pleased to report record net income for the year, combined with our 19th consecutive year of double digit return on equity and 11th consecutive year of increased dividends to our shareholders.

We have completed a long-planned transition of the senior leadership team, designed to assure the Company will be led by an extremely qualified executive management team for years to come.

We continue to advance and execute on our strategic plan as we adapt to the ever-changing economic and banking landscape. We continue to add digital/technology talent, products and platforms to provide the best tools for improved high-tech experiences. We continue to invest in fraud detection, prevention and

continued on page 2...



D. Neil Dauby
Chairman and CEO

mitigation tools to protect our stakeholders' assets and data. We continue to invest in top talent throughout our footprint to provide you the best local customer experience with high-touch advice and service. We continue to invest and partner with all of our communities to improve quality of life and place. We work hard every day in **Achieving Our Purpose** to be the best we can be to all our stakeholders.

We are extremely pleased with our operating results in 2023 and proud to continue our decades-long trend of exceptional financial performance. Thanks to the

dedicated efforts of our relationship focused team of professionals, we are confident that our strong community presence, healthy financial condition and disciplined approach to risk management and earnings growth will continue to drive future profitability while enhancing the future vitality and growth of our Indiana and Kentucky communities.

Thank you for your continued investment in German American.

Sincerely,



D. Neil Dauby
Chairman and CEO

GABC Management Succession



Keith A. Leinenbach



W. Scott Powell

Effective April 1, 2024, in conjunction with our Company's executive management succession plan, W. Scott Powell will assume the position of Executive Vice President and Chief Credit Officer, succeeding Keith A. Leinenbach, who will retire from the Company on April 30, 2024.

Keith will retire after 24 years with the organization. He served 11 of those years as a Regional Commercial Credit Officer and a Commercial Banking Officer before being named Executive Vice President and Chief Credit Officer of the Company in January of 2012.

Scott joined German American Bank through the acquisition of First Security Bank in 2018, where he served as Chief Credit Officer. He has vast credit administration experience with nearly 30 years of commercial risk and banking experience with community and large national banks. Scott currently serves as Regional Executive Vice President, Commercial Credit Officer with the Company. Scott holds a bachelor degree from McKendree College and his MBA from University of Southern Indiana.

"We wish Keith the best in his well-deserved retirement years. He has played a critical role in strengthening and maintaining our high standards in credit quality. He has been instrumental in driving our Company to superior financial performance through both organic growth and acquisitions," states Neil Dauby, Chairman and Chief Executive Officer. "We are also excited to expand Scott's leadership role within our organization as part of the executive management succession plan. He consistently demonstrates the qualities that define German American's culture with an unwavering commitment to maintaining credit quality combined with our commitment to our customers, employees, shareholders and communities."

Our Values

Integrity
We trust each other in words and actions. We value honesty, transparency, and diverse perspectives for high ethical standards in all we do.

Relationships
We develop relationships based on integrity, trust and mutual respect to create positive outcomes and experiences for all.

Excellence
Because performance is vital, we are encouraged to take initiative, accept challenges, and be collaborative to achieve performance and operating excellence for our customers, shareholders, and communities.

Service
Service to our communities, customers, and each other is fun, rewarding and powerful. We develop valuable relationships by providing outstanding service to all.

Inclusion
We are committed to an inclusive workplace where diverse representation, perspectives and experiences foster an atmosphere of empowerment, collaboration and respect.

Notable Awards



Listed as a top community bank in Indiana and Kentucky with 5-star ratings in both state rankings.



Earned the 5-Star Superior rating for the 34th consecutive quarter.

The Strength of
Together



INDIANA

Greenwood

Greensburg

Columbus

Bloomington

North Vernon

Seymour

Bedford

Odon/Cannelburg

Loogootee

Vincennes

Washington

Madison

Warsaw

Dubois

Hanover

Petersburg

Ireland

Jasper

Princeton

Oakland
City

Huntingburg

Holland

Ferdinand

Owenton

Sellersburg

LaGrange

Jeffersonville

Simpsonville

Evansville

Newburgh

New
Albany

Louisville

Shelbyville

Rockport

Tell City

Taylorsville

Henderson

Mt. Washington

Owensboro

Elizabethtown

KENTUCKY

Munfordville

Horse Cave

Bowling Green

Glasgow

Franklin

CINCINNATI,
OHIO

FRANKFORT

NASHVILLE,
TENNESSEE

INDIANAPOLIS

























German American Bank

German American Bank

ALASI

KENTUCKY
German American Bank

GATHERING SPACE MADE POSSIBLE BY
German American Bank

German American

Standing the
Test of Time

Achieving Our Purpose year after year is our steadfast commitment to our customers, communities, employees and shareholders. Since 1910, individuals, families and businesses have trusted German American Bank to manage and save their hard-earned money; purchase, build and remodel homes; open and grow businesses and farm operations; retire comfortably; and build wealth and pass it to future generations.

Throughout our 114 years of operation, our strong model of community banking has played vital roles in addressing community needs and providing funding efforts to improve the quality of life in the communities we serve. Our local leaders are deeply involved in the communities where we live, work and do business. We're focused on building long-lasting relationships which is consistent with *Our Values* of integrity, relationships, excellence, service and inclusion. Maintaining quality service, high ethical standards, and a safe, financially sound Company are fundamental, tried-and-true business practices we focus on daily.

Even with continuing advancements in technology, we believe people want to do business with people. Our team prides itself on being available when our customers need us in the office, by phone, email or live chat. We strive to consistently surpass what is expected from us as not only a community bank, yet also from each other as friends, neighbors, community leaders, colleagues and financial professionals.

Achieving Our Purpose based on Our Values helps us set higher standards in banking.

Providing a positive work experience

900+ employees

people focused

Maintaining a culture characterized by people who work together to drive success

Volunteer hours served in local communities in 2023

5,300+ hours

$237+ million

Invested in community support in 2023 to help urban and rural communities throughout Indiana and Kentucky thrive so their people can prosper

Helping individuals, families and businesses achieve their financial dreams to improve their quality of life and place

achieve goals

$406,000+ to local schools

Donated to local schools participating in our School Spirit Card program (2016 – 2023)

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
German American Bancorp, Inc.
Jasper, Indiana

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of German American Bancorp, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, appearing in the Annual Report on Form 10-K, not appearing herein. In our report dated February 27, 2024, also appearing in the Annual Report on Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the consolidated balance sheets and consolidated statements of income presented on pages 10 and 11 is fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Crowe LLP

Crowe LLP
Louisville, Kentucky
February 27, 2024



Five Year Summary

The following selected data should be read in conjunction with the Company's Annual Report on Form 10-K for 2023.

Dollars in thousands, except share and per share data

	2023	2022	2021	2020	2019
Summary of Operations:					
Interest Income	$ 256,656	$ 218,926	$ 170,379	$ 174,369	$ 176,474
Interest Expense	66,223	18,342	9,549	19,126	31,249
Net Interest Income	190,433	200,584	160,830	155,243	145,225
Provision for Credit Losses	2,550	6,350	(6,500)	17,550	5,325
Net Interest Income after Provision for Credit Losses	187,883	194,234	167,330	137,693	139,900
Non-interest Income	60,261	59,133	59,462	54,474	45,501
Non-interest Expense	144,497	154,191	124,007	117,123	114,162
Income before Income Taxes	103,647	99,176	102,785	75,044	71,239
Income Tax Expense	17,759	17,351	18,648	12,834	12,017
Net Income	$ 85,888	$ 81,825	$ 84,137	$ 62,210	$ 59,222
Year-end Balances:					
Total Assets	$ 6,152,198	$ 6,155,991	$ 5,608,539	$ 4,977,577	$ 4,397,672
Total Loans, Net of Unearned Income	3,971,082	3,784,934	3,004,264	3,088,072	3,077,091
Total Deposits	5,252,963	5,350,051	4,744,316	4,106,530	3,430,021
Total Long-term Debt	127,969	102,645	83,855	141,624	181,950
Total Shareholders' Equity	663,558	558,393	668,459	624,709	573,820
Average Balances:					
Total Assets	$ 6,037,874	$ 6,514,030	$ 5,369,707	$ 4,729,006	$ 4,128,535
Total Loans, Net of Unearned Income	3,835,157	3,680,708	3,072,302	3,185,542	2,899,939
Total Deposits	5,196,475	5,700,499	4,493,853	3,860,397	3,293,934
Total Shareholders' Equity	584,106	610,066	642,934	594,781	519,010
Per Share Data:					
Net Income	$ 2.91	$ 2.78	$ 3.17	$ 2.34	$ 2.29
Cash Dividends	1.00	0.92	0.84	0.76	0.68
Book Value at Year-end	22.43	18.93	25.17	23.57	21.51
Tangible Book Value Per Share[1]	16.12	12.50	20.37	18.63	16.49
Other Data at Year-end:					
Number of Shareholders	3,065	3,163	3,109	3,218	3,672
Number of Employees (Full-time Equivalent)	838	854	724	776	821
Weighted Average Number of Shares	29,557,567	29,464,591	26,537,311	26,539,024	25,824,538
Selected Performance Ratios:					
Return on Assets	1.42 %	1.26 %	1.57 %	1.32 %	1.43 %
Return on Equity	14.70 %	13.41 %	13.09 %	10.46 %	11.41 %
Equity to Assets	10.79 %	9.07 %	11.92 %	12.55 %	13.05 %
Dividend Payout	34.27 %	33.02 %	26.41 %	32.37 %	29.64 %
Net Charge-offs (Recoveries) to Average Loans	0.08 %	0.06 %	0.11 %	0.08 %	0.17 %
Allowance for Credit Losses to Loans	1.10 %	1.17 %	1.23 %	1.52 %	0.53 %
Net Interest Margin	3.58 %	3.45 %	3.31 %	3.63 %	3.92 %

[1] Tangible Book Value per Share is defined as Total Shareholders' Equity less Goodwill and Other Intangible Assets divided by End of Period Shares Outstanding.

Consolidated Balance Sheets

Dollars in thousands, except share and per share data

	December 31, 2023		December 31, 2022	
Assets				
Cash and Due from Banks	$	78,805	$	75,476
Federal Funds Sold and Other Short-term Investments		36,525		41,905
Cash and Cash Equivalents		115,330		117,381
Interest-bearing Time Deposits with Banks		500		500
Securities Available-for-Sale, at Fair Value (Amortized Cost $1,871,260 for December 31, 2023; Amortized Cost $2,094,826 for December 31, 2022; No Allowance for Credit Losses)		1,596,832		1,761,669
Other Investments		353		353
Loans Held-for-Sale, at Fair Value		5,226		8,600
Loans		3,977,900		3,788,645
Less: Unearned Income		(6,818)		(3,711)
Allowance for Credit Losses		(43,765)		(44,168)
Loans, Net		3,927,317		3,740,766
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost		14,687		15,037
Premises, Furniture and Equipment, Net		106,776		112,237
Other Real Estate		-		-
Goodwill		180,357		180,357
Intangible Assets		6,307		9,426
Company Owned Life Insurance		85,840		83,998
Accrued Interest Receivable and Other Assets		112,673		125,667
TOTAL ASSETS	$	6,152,198	$	6,155,991
Liabilities				
Non-interest-bearing Demand Deposits	$	1,493,160	$	1,691,804
Interest-bearing Demand, Savings, and Money Market Accounts		2,992,761		3,229,778
Time Deposits		767,042		428,469
Total Deposits		5,252,963		5,350,051
FHLB Advances and Other Borrowings		193,937		203,806
Accrued Interest Payable and Other Liabilities		41,740		43,741
TOTAL LIABILITIES		5,488,640		5,597,598
Shareholders' Equity				
Common Stock, no par value, $1 stated value; 45,000,000 shares authorized		29,585		29,493
Additional Paid-in Capital		389,411		387,171
Retained Earnings		461,622		405,167
Accumulated Other Comprehensive Income (Loss)		(217,060)		(263,438)
TOTAL SHAREHOLDERS' EQUITY		663,558		558,393
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	6,152,198	$	6,155,991
End of period shares issued and outstanding		29,584,709		29,493,193

See Annual Report on Form 10-K.

Consolidated Statements of Income

Dollars in thousands, except per share data

	Years Ended December 31,		
	2023	**2022**	**2021**
Interest Income			
Interest and Fees on Loans	$ 212,517	$ 169,158	$ 139,151
Interest on Federal Funds Sold and Other Short-term Investments	1,677	5,765	488
Interest and Dividends on Securities:			
Taxable	20,614	20,453	12,962
Non-taxable	21,848	23,550	17,778
TOTAL INTEREST INCOME	256,656	218,926	170,379
Interest Expense			
Interest on Deposits	56,916	13,514	4,955
Interest on FHLB Advances and Other Borrowings	9,307	4,828	4,594
TOTAL INTEREST EXPENSE	66,223	18,342	9,549
NET INTEREST INCOME	190,433	200,584	160,830
Provision for Credit Losses	2,550	6,350	(6,500)
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	187,883	194,234	167,330
Non-Interest Income			
Wealth Management Fees	11,711	10,076	10,321
Service Charges on Deposit Accounts	11,538	11,457	7,723
Insurance Revenues	9,596	10,020	9,268
Company Owned Life Insurance	1,731	2,264	1,529
Interchange Fee Income	17,452	15,820	13,116
Other Operating Income	5,830	5,116	6,991
Net Gains on Sales of Loans	2,363	3,818	8,267
Net Gains on Securities	40	562	2,247
TOTAL NON-INTEREST INCOME	60,261	59,133	59,462
Non-Interest Expense			
Salaries and Employee Benefits	83,244	84,145	68,570
Occupancy Expense	10,887	11,223	11,081
Furniture and Equipment Expense	3,580	3,698	3,750
FDIC Premiums	2,829	1,860	1,419
Data Processing Fees	11,112	15,406	7,611
Professional Fees	5,575	6,295	5,009
Advertising and Promotion	4,857	4,416	4,197
Intangible Amortization	2,840	3,711	2,731
Other Operating Expenses	19,573	23,437	19,639
TOTAL NON-INTEREST EXPENSE	144,497	154,191	124,007
Income before Income Taxes	103,647	99,176	102,785
Income Tax Expense	17,759	17,351	18,648
Net Income	$ 85,888	$ 81,825	$ 84,137
Basic Earnings per Share	$ 2.91	$ 2.78	$ 3.17
Diluted Earnings per Share	$ 2.91	$ 2.78	$ 3.17

See Annual Report on Form 10-K.



Board of
Directors











Zachary W. Bawel	Angela Curry	D. Neil Dauby	Sue J. Ellspermann









Marc D. Fine	Jason M. Kelly	Diane B. Medley	M. Darren Root









Christina M. Ryan	Thomas W. Seger	Jack W. Sheidler	Tyson J. Wagler



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

Commission File Number 001-15877

 **German American Bancorp, Inc.**

GERMAN AMERICAN BANCORP, INC.
(Exact name of registrant as specified in its charter)

Indiana	35-1547518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

711 Main Street, Box 810, Jasper, Indiana	47546
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (812) 482-1314

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GABC	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☑ No

The aggregate market value of the registrant's common shares held by non-affiliates as of June 30, 2023 was approximately $777,294,304. This calculation does not reflect a determination that persons are (or are not) affiliates for any other purpose.

As of February 20, 2024, there were outstanding 29,584,709 common shares, no par value, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of German American Bancorp, Inc., for the Annual Meeting of its Shareholders to be held April 29, 2024, to the extent stated herein, are incorporated by reference into Part III (Items 10 through 14).

GERMAN AMERICAN BANCORP, INC.
ANNUAL REPORT ON FORM 10-K
For Fiscal Year Ended December 31, 2023

Table of Contents

Glossary of Terms and Acronyms		3
PART I		
Item 1.	Business	5
Item 1A.	Risk Factors	16
Item 1B.	Unresolved Staff Comments	24
Item 1C.	Cybersecurity	24
Item 2.	Properties	25
Item 3.	Legal Proceedings	25
Item 4.	Mine Safety Disclosures	25
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6.	[Reserved]	27
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	50
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	102
Item 9A.	Controls and Procedures	102
Item 9B.	Other Information	102
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	102
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	103
Item 11.	Executive Compensation	103
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	103
Item 13.	Certain Relationships and Related Transactions, and Director Independence	104
Item 14.	Principal Accounting Fees and Services	104
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	105
Item 16.	Form 10-K Summary	108
SIGNATURES		109

GLOSSARY OF TERMS AND ACRONYMS

As used in this Report, references to "Company," "we," "our," "us," and similar terms refer to German American Bancorp, Inc. and its consolidated subsidiaries as a whole. Occasionally, we will refer to the term "parent company" or "holding company" when we mean to refer to only German American Bancorp, Inc. and the term "Bank" when we mean to refer only to German American Bank, the Company's bank subsidiary.

The terms and acronyms identified below are used throughout this Report, including the Notes to Consolidated Financial Statements. You may find it helpful to refer to this Glossary as you read this Report.

2019 ESPP:	German American Bancorp, Inc. 2019 Employee Stock Purchase Plan
2019 LTI Plan:	German American Bancorp, Inc. 2019 Long-Term Equity Incentive Plan
AOCI:	Accumulated other comprehensive income (loss)
ASU:	Accounting Standards Update
Basel III Rules:	Regulatory capital rules agreed to by the Basel Committee on Banking Supervision, as issued by the FRB and OCC and published in the Federal Register on October 11, 2013
BHC Act:	Bank Holding Company Act of 1956, as amended
BSA:	Bank Secrecy Act (Financial Recordkeeping and Reporting of Currency and Foreign Transactions Act of 1970)
CAA:	2021 Consolidated Appropriations Act enacted on December 27, 2020, which included a $900 billion COVID-19 relief package
CARES Act:	Coronavirus Aid, Relief and Economic Security Act
CBLR:	Community bank leverage ratio, which is the subject of rules adopted by federal banking regulators on October 29,2019 (the "CBLR framework")
CECL:	Current expected credit losses, which are the subject of an accounting standard under GAAP
CET1:	Common Equity Tier 1 Capital
CFPB:	Consumer Financial Protection Bureau
CME Term SOFR:	A forward-looking term Secured Overnight Financing Rate, as administered by CME Group Benchmark Administration Limited
CMO:	Collateralized mortgage obligations
COVID-19:	Novel coronavirus disease 2019 declared, in March 2020, by the World Health Organization as a global pandemic and by the President of the United States as a national emergency
CRA:	Community Reinvestment Act of 1977
CRE:	Commercial Real Estate
CUB:	Citizens Union Bancorp of Shelbyville, Inc., which was acquired by the company on January 1, 2022
DFI:	Indiana Department of Financial Institutions
DIF:	Deposit Insurance Fund of the FDIC
Dodd-Frank Act:	Dodd-Frank Wall Street Reform and Consumer Protection Act

Economic Growth Act:	Economic Growth, Relief and Consumer Protection Act of 2018
ERISA:	Employee Retirement Income and Security Act of 1974
FASB:	Financial Accounting Standards Board
FDIC:	Federal Deposit Insurance Corporation
FDICIA:	Federal Deposit Insurance Corporation Improvements Act
federal banking regulators:	The FRB, the OCC, and the FDIC, collectively
FHLB:	Federal Home Loan Bank
FRB:	Board of Governors of the Federal Reserve System
GAAP:	Generally Accepted Accounting Principles in the United States of America
GLB Act:	Gramm-Leach-Bliley Financial Modernization Act of 1999
LIBOR:	London Interbank Offered Rate
LIBOR Act:	Adjustable Interest Rate (LIBOR) Act enacted on March 15, 2022
MBS:	Mortgage-backed securities
Notes:	The Company's 4.50% Fixed-to-Floating Rate Subordinated Notes due 2029, issued and sold on June 25, 2019, in an aggregate principal amount of $40.0 million
NPV:	Net portfolio value
OCC:	Office of the Comptroller of the Currency
OFAC:	U.S. Treasury Department Office of Foreign Assets Control
PCAOB:	Public Company Accounting Oversight Board (United States)
PCD:	Purchased with credit deterioration
PPP:	Paycheck Protection Program established under the CARES Act
PTO:	Paid time off
SBA:	Small Business Administration
SEC:	Securities and Exchange Commission
SOFR:	Secured Overnight Funding Rate
USA Patriot Act:	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

Information included in or incorporated by reference in this Annual Report on Form 10-K, our other filings with the Securities and Exchange Commission and our press releases or other public statements, contain or may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Please refer to a discussion of our forward- looking statements and associated risks in Item 1, "Business - Forward-Looking Statements and Associated Risks" and our discussion of risk factors in Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

PART I

Item 1. Business.

General

German American Bancorp, Inc. is a Nasdaq-traded (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 75 banking offices in 20 contiguous southern Indiana counties and 14 counties in Kentucky. The Company also owns an investment brokerage subsidiary (German American Investment Services, Inc.) and a full line property and casualty insurance agency (German American Insurance, Inc.).

Throughout this Report, when we use the term "Company", we will usually be referring to the business and affairs (financial and otherwise) of German American Bancorp, Inc. and its consolidated subsidiaries as a whole. Occasionally, we will refer to the term "parent company" or "holding company" when we mean to refer to only German American Bancorp, Inc. and the term "Bank" when we mean to refer only to the Company's bank subsidiary.

The Company's lines of business include retail and commercial banking, wealth management services, and insurance operations. Our retail and commercial banking business involves attracting deposits from the general public and using those funds to originate consumer, commercial and agricultural, commercial and agricultural real estate, and residential mortgage loans, primarily in the Company's local markets. These core banking activities also include the sale of residential mortgage loans in the secondary market. Our wealth management services involve providing trust, investment advisory, brokerage and retirement planning services to customers. In our insurance operations, we offer a full range of personal and corporate property and casualty insurance products, primarily in the Company's banking subsidiary's local markets. Financial and other information by segment is included in Note 16 (Segment Information) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and is incorporated into this Item 1 by reference. Substantially all of the Company's revenues are derived from customers located in, and substantially all of its assets are located in, the United States.

Subsidiaries

The Company's principal operating subsidiaries are described in the following table:

Name	Type of Business	Principal Office Location
German American Bank	Commercial Bank	Jasper, IN
German American Insurance, Inc.	Multi-Line Insurance Agency	Jasper, IN
German American Investment Services, Inc.	Retail Brokerage	Jasper, IN

Business Developments

On January 1, 2022, the Company completed the acquisition of Citizens Union Bancorp of Shelbyville, Inc. ("CUB") through the merger of CUB with and into the Company. Immediately following completion of the CUB holding company merger, CUB's subsidiary bank, Citizen Union Bank of Shelbyville, Inc., was merged with and into the Company's subsidiary bank, German American Bank. CUB, headquartered in Shelbyville, Kentucky, operated 15 retail banking offices located in Shelby, Jefferson, Spencer, Bullitt, Oldham, Owen, Gallatin and Hardin counties in Kentucky through Citizens Union Bank of Shelbyville, Inc. As of the closing of the transaction, CUB had total assets of approximately $1.109 billion, total loans of approximately $683.8 million, and total deposits of approximately $930.5 million. The Company issued approximately 2.9 million shares of its common stock, and paid approximately $50.8 million in cash, in exchange for all of the issued and outstanding shares of common stock of CUB. For further information regarding this merger and acquisition transaction, see Note 18 (Business Combinations, Goodwill and Intangible Assets) in the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which Note 18 is incorporated into this Item 1 by reference.

The Company expects to continue to evaluate opportunities to expand its business through opening of new banking, insurance or trust, brokerage and financial planning offices, and through acquisitions of other banks, bank branches, portfolios of loans or other assets, and other financial-service-related businesses and assets in the future.

Office Locations

The map below illustrates the locations of the Company's 76 retail and commercial banking, insurance and investment offices.


Indianapolis
Greenwood
JOHNSON
INDIANA
OHIO
Cincinnati
DECATUR
Greensburg
MONROE
Bloomington
BARTHOLOMEW
Columbus
North Vernon
JENNINGS
JACKSON
Seymour
LAWRENCE
Bedford
KNOX
Vincennes
DAVIESS
Odon/Cannelburg
Washington
MARTIN
Loogootee
JEFFERSON
Madison
Hanover
Warsaw
GALLATIN
Owenton
OWEN
CLARK
Sellersburg
FLOYD
New Albany
Jeffersonville
LaGrange
OLDHAM
SHELBY
Simpsonville
Shelbyville
Louisville
JEFFERSON
Taylorsville
SPENCER
Mt. Washington
BULLITT
Petersburg
PIKE
Princeton
GIBSON
Oakland City
DUBOIS
Dubois
Ireland
Jasper
Huntingburg
Holland
Ferdinand
PERRY
Tell City
WARRICK
Newburgh
VANDERBURGH
Evansville
SPENCER
Rockport
Henderson
HENDERSON
Owensboro
DAVIESS
Elizabethtown
HARDIN
HART
Munfordville
Horse Cave
KENTUCKY
WARREN
Bowling Green
BARREN
Glasgow
SIMPSON
Franklin
TENNESSEE
Nashville

Competition

The industries in which the Company operates are highly competitive. The Bank competes for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in the same counties but also with financial institutions that compete from other locations in Southern Indiana, Kentucky and elsewhere. Further, the Bank competes for loans and deposits not only with commercial banks but also with savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. There are numerous alternative providers (including national providers that advertise extensively and provide their services via e-mail, direct mail, telephone and the Internet) for the insurance products and services offered by German American Insurance, Inc., trust and financial planning services offered by the Bank and the brokerage products and financial planning services offered by German American Investment Services, Inc. In addition, financial technology, or "FinTech," companies continue their rapid growth into key areas of banking. Many of these competitors have substantially greater resources than the Company.

Human Capital

At February 20, 2024, the Company and its subsidiaries employed approximately 840 full-time equivalent employees. There are no collective bargaining agreements, and we consider employee relations to be good.

People come first at German American. It is through our employees, and their ties to the local community, that we are able to proudly support the communities we serve. We are deeply rooted in these communities. Engrained in our culture is a commitment to give back to the individuals, families, and businesses in our communities. We have a long history of community involvement, from both a contributory standpoint and a dedication to hands-on volunteer efforts. We believe that service to our communities, customers and each other is fun, rewarding and powerful.

German American strives to attract, develop, and retain talented individuals in every community we serve. We understand that, in order to deliver the best financial products and services to our clients, we need to invest in our team's personal and professional success, which includes helping to create a work/life balance and providing further growth opportunities. As a result, our employees have demonstrated a desire and determination to succeed. Our culture encourages them to take initiative, accept challenges, and be collaborative to achieve performance and operating excellence for our customers, shareholders, and communities. German American's reputation relies on integrity. Our team trusts each other in words and actions, which enables our customers to trust our brand. We value honesty, transparency, and diverse perspectives with high ethical standards in all we do.

For many years, we have annually collected feedback on employee engagement. Most recently, we have partnered with Quantum Workplace to measure employee engagement. The feedback focuses on several key metrics. including employee engagement, team dynamics, customer service, manager effectiveness, trust in leadership, future outlook, diversity and inclusion, individual needs, career growth and development and communication. During 2023, we had 76% employee participation in the survey. Once the feedback is analyzed, our Human Capital team shares the survey results with the managers and employees throughout the Company and works collaboratively to develop and implement action plans to address areas that were identified for improvement based on the feedback received. This ability to target areas for improvement has resulted in an overall engagement score of greater than 73% in 2023, which is a score demonstrating a healthy organization in employee care and compares favorably to the banking industry.

We have long been committed to comprehensive and competitive compensation and benefits programs as we recognize that we operate in an intensely competitive environment for employees. Retention of skilled and highly trained employees is critical to our strategy of being a trusted resource to our communities and customers. To help ensure we remain competitive in our compensation programs, we participate annually in market and banking compensation studies and model compensation with an external vendor for comparison. Furthering our philosophy to attract and retain talented and motivated employees who will continue to advance our purpose and contribute to our overall success, our compensation and benefits programs include: referral incentive programs, quarterly performance incentives, medical (including a digital clinic for joint and muscle care, telemedicine and behavioral health care services), dental and vision plans; a 401(k) deferred compensation plan, with matching contribution, which covers substantially all employees; flexible spending and health savings accounts; competitive paid time off "PTO" programs, including the opportunity to purchase additional PTO; and life insurance and a robust employee assistance program that supports employee well-being through personal and work-life issues. In addition, we offer supplemental benefits such as accident, critical illness and hospital indemnity policies, discounted bank services and an Employee Stock Purchase Plan.

We also invest in our employees' future by sponsoring and prioritizing continued education throughout the Company's employee ranks, including support of many bank-related certification programs and any required continuing education to support those certifications. Full-time and part-time employees are eligible for our education assistance program which covers tuition and textbooks for work-related courses taken through a community college or university. Employees are also able to participate in on-the-job learning, classroom learning, mentoring and other internal and external career development programs in order to advance or diversify their career paths throughout the organization. These programs focus on enhancing current skills, engaging and empowering our team members in their own career development and building our pipeline of leaders, bankers, commercial lenders and other financial professional roles.

We are committed to employee care and helping our employees improve their quality of life and place. As a result, we remain focused on continuous improvement throughout all departments in order to create positive outcomes and experiences for all. To support our focus on employee care, we have a paid family bonding leave program, a PTO donation program, flexible work guidelines, and career opportunities promoted throughout our footprint.

In order to develop and engage a workforce that aligns with our purpose, we regularly sponsor local community events. We believe that the well-being of our employees and their personal and professional development is furthered by our outreach to the communities we serve. Our employees' desire for active community involvement enables us to sponsor many local community events and initiatives, including leading financial literacy classes in community schools and volunteering to enhance the arts, education, economic development, and overall community enrichment in our footprint.

Regulation and Supervision

Overview

The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("FRB") under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the FRB annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of the Company. The Bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions ("DFI"), and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

Under FRB policy and the Dodd-Frank Wall Street Reform and Consumer Protection Act, a complex and wide-ranging statute (the "Dodd-Frank Act"), the Company is required to act as a source of financial and managerial strength to the Bank, and to commit resources to support the Bank, even in circumstances where the Company might not do so absent such a requirement. Under current federal law, the FRB may require a bank holding company to make capital injections into a troubled subsidiary bank. It may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the FRB believes might jeopardize the bank holding company's ability to commit resources to such subsidiary bank.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

We are also a "financial holding company" under the BHC Act, which permits us to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting and dealing in and making a market in securities (subject to certain limits and compliance procedures required by the so-called Volcker Rule provisions added by the Dodd-Frank Act, described below under "Other Aspects of the Dodd-Frank Act"), insurance underwriting, and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. In order to continue as a financial holding company, we must continue to be well-capitalized, well-managed and maintain compliance with the Community Reinvestment Act.

As a financial holding company, we operated GABC Risk Management, Inc., a wholly-owned subsidiary (the "Captive"), as a pooled captive insurance company subsidiary to provide additional insurance coverage for the Company and its subsidiaries related to the operations of the Company for which insurance may not be economically feasible. On April 10, 2023, the Internal Revenue Service issued a proposed regulation impacting taxes on insurance companies under Section 831(b) of the Internal Revenue Code, both prospectively and retroactively, for a period of three years. As a result of the proposed regulation, the Company elected to decommission the Captive as an insurance company in December 2023 and subsequently dissolved the Captive as a corporation in the State of Nevada.

The Bank and the subsidiaries of the Bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if the Company were to engage directly in such activities at the parent company level or through parent company subsidiaries that were not also bank subsidiaries.

Indiana law and the BHC Act restrict certain types of expansion by the Company and its bank subsidiary. The Company and its subsidiaries may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, the FDIC, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Company cannot accurately be predicted.

Capital Requirements

We are subject to various regulatory capital requirements both at the parent company and at the Bank level administered by the FRB and by the FDIC and DFI, respectively. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for "Prompt Corrective Action" (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies. Our capital amounts and classification are also subject to judgments by the regulators regarding qualitative components, risk weightings, and other factors. We have consistently maintained regulatory capital ratios at or above the well-capitalized standards.

Generally, for purposes of satisfying these capital requirements, we must maintain capital sufficient to meet both risk-based asset ratio tests and a leverage ratio test on a consolidated basis. The risk-based ratios are determined by allocating assets and specified off-balance sheet commitments into various weighted categories, with higher weighting assigned to categories perceived as representing greater risk. A risk-based ratio represents the applicable measure of capital divided by total risk-weighted assets. The leverage ratio is a measure of our core capital divided by our total assets adjusted as specified in the guidelines.

The current risk-based capital rules, as adopted by federal banking regulators, are based upon guidelines developed by the Basel Committee on Banking Supervision and reflect various requirements of the Dodd-Frank Act (the "Basel III Rules"). The Basel III Rules require banking organizations to, among other things, maintain:

- a minimum ratio of "Common Equity Tier 1 Capital" to risk-weighted assets of 4.5%, plus a 2.5% "conservation buffer" (bringing the Common Equity Tier 1 Capital to risk-weighted assets ratio to a total of at least 7.0%);
- a minimum ratio of Tier 1 Capital to risk-weighted assets of 6% plus the conservation buffer (which results in a minimum required total Tier 1 Capital to risk-weighted assets ratio of 8.5%);
- a minimum ratio of Total Capital (that is, Tier 1 Capital plus instruments includable in a tier called Tier 2 Capital) to risk-weighted assets of at least 8.0% plus the conservation buffer (which results in a minimum Total Capital to risk-weighted assets ratio of 10.5%); and
- a minimum leverage ratio of 4% (calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets).

"Common Equity Tier 1" ("CET1") Capital consists of common stock instruments that meet the eligibility criteria in the new rules, retained earnings, accumulated other comprehensive income ("AOCI") and common equity Tier 1 minority interest.

Tier 1 Capital under the new rules consists of CET1 (subject to certain adjustments) and "additional Tier 1 capital" instruments meeting specified requirements, plus, in the case of smaller holding companies like ours, trust preferred securities in accordance with prior requirements for their inclusion in Tier I Capital.

Under the Basel III Rules, we and our bank subsidiary elected to opt-out of the requirement to include AOCI in our CET1. As a result, most AOCI items will be treated, for regulatory capital purposes, in the same manner in which they were prior to Basel III.

Although banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer will technically comply with minimum capital requirements under the new rules, such institutions will face limitations on the payment of dividends, common stock repurchases and discretionary cash payments to executive officers based on the amount of the shortfall.

As discussed in Note 1 (Summary of Significant Accounting Policies) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, the Company adopted the "current expected credit losses" ("CECL") accounting standard under GAAP effective January 1, 2020. The regulatory capital rules applicable to the Company provided an optional three-year phase-in period for the day-one adverse regulatory capital effects of adopting CECL. In addition, as a result of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), banking organizations were further permitted to mitigate the estimated cumulative regulatory capital effects of CECL for up to an additional two years. Beginning on January 1, 2022, the Company began the required three-year phase-in by reflecting 25% of the previously deferred estimated capital impact of CECL in its regulatory capital. An additional 25% was phased in on each of January 1, 2023 and January 1, 2024, and another 25% will be phased in on January 1, 2025 (at which time the adverse cumulative effects of adopting CECL will have been fully phased into our regulatory capital). Under these rules, the amount of adjustments to regulatory capital that could be deferred until the phase-in period included both the initial impact of our adoption of CECL at January 1, 2020 and 25% of subsequent changes in our allowance for credit losses during each quarter of the two-year period ended December 31, 2021.

Prompt Corrective Action Classifications

The Federal Deposit Insurance Corporation Improvements Act (enacted in 1991) (FDICIA) requires federal banking regulatory authorities to take regulatory enforcement actions known as Prompt Corrective Action with respect to depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized.

Under FDICIA, a depository institution that is not well-capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. Since the Bank was well-capitalized throughout 2023, the FDICIA brokered deposit rule did not adversely affect its ability to accept brokered deposits. The Bank had no brokered deposits at December 31, 2023. Further, a depository institution or its holding company that is not well-capitalized will generally not be successful in seeking regulatory approvals that may be necessary in connection with any plan or agreement to expand its business, such as through the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

Under the Prompt Corrective Action regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three "undercapitalized" categories (as such term is used in the FDICIA) may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees and dividends; or (vi) divest themselves of all or a part of their operations. Bank holding companies can be called upon to boost the capital of the financial institutions that they control, and to partially guarantee the institutions' performance under their capital restoration plans. Critically under-capitalized institutions are subject to appointment of a receiver or conservator within 90 days of becoming so classified.

The minimum ratios defined by the Prompt Corrective Action regulations from time to time are merely guidelines and the bank regulators possess the discretionary authority to require higher capital ratios. Further, the risk-based capital standards of the FRB and the FDIC specify that evaluations by the banking agencies of a bank's capital adequacy will include an assessment of the exposure to declines in the economic value of a bank's capital due to changes in interest rates. These banking agencies issued a joint policy statement on interest rate risk describing prudent methods for monitoring such risk that rely principally on internal measures of exposure and active oversight of risk management activities by senior management.

To qualify as a "well-capitalized" institution, a depository institution under the Prompt Corrective Action requirements must have a leverage ratio of no less than 5%, a Tier I Capital ratio of no less than 8%, a CET1 ratio of no less than 6.5%, and a total risk-based capital ratio of no less than 10%, and the bank must not have been under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. As of December 31, 2023, the Bank exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as "well-capitalized", and is unaware of any material violation or alleged violation of these regulations, policies or directives. For a tabular presentation of our regulatory capital ratios and those of the Bank as of December 31, 2023, see Note 8 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which Note 8 is incorporated herein by reference.

Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018 (the "Economic Growth Act") simplified the regulatory capital requirements for eligible community banks and holding companies (which would include the Bank and the Company) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, by permitting those entities to opt-in to the community bank leverage ratio framework (the "CBLR framework"). The community bank leverage ratio is the ratio of a banking organization's Tier 1 Capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. If this election is made, the Company and the Bank would satisfy their regulatory capital standards by calculating and reporting the community bank leverage ratio instead of the risk-weighted capital ratios and minimum leverage ratio currently required and would be deemed "well-capitalized" under the FRB's and FDIC's Prompt Corrective Action rules so long as they continue to satisfy the qualifying criteria of the CBLR framework. Despite this option, the Company intends to continue with its use of the existing layered ratio structure. Under either framework, the Company and the Bank would be considered well-capitalized under the applicable guidelines.

Future rulemaking and regulatory changes on capital requirements may impact the Company as it continues to grow and evaluate potential mergers and acquisitions.

<u>*Restrictions on Bank Dividends or Loans to, or other Transactions with, the Parent Company, and on Parent Company Dividends*</u>

German American Bancorp, Inc., which is the publicly-held parent of the Bank (German American Bank), is a corporation that is separate and distinct from the Bank and its other subsidiaries. Most of the parent company's revenues historically have been comprised of dividends, fees, and interest paid to it by the Bank, and this is expected to continue in the future. There are, however, statutory limits under Indiana law on the amount of dividends that the Bank can pay to its parent company without regulatory approval. The Bank may not, without the approval of the DFI, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the DFI is required for the payment of a dividend by an Indiana state-chartered bank if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years, unless such a payment qualifies under certain exemptive criteria that exempt certain dividend payments by certain qualified banks from the prior approval requirement. At December 31, 2023, the Bank was eligible for payment of dividends under the exemptive criteria established by DFI policy for this purpose, and could have declared and paid to the holding company approximately $175 million of its undivided profits without approval by the DFI in accordance with such criteria. See Note 8 (Shareholders' Equity) of the Notes to Consolidated Financial Statements included in Item 8 of this Report for further discussion.

Insured depository institutions such as the Bank are also prohibited under the FDICIA from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized.

In addition, the FRB and other bank regulatory agencies have issued policy statements or advisories that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

In addition to these statutory restrictions, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Accordingly, if the Bank were to experience financial difficulties, it is possible that the applicable regulatory authority could determine that the Bank would be engaged in an unsafe or unsound practice if the Bank were to pay dividends and could prohibit the Bank from doing so, even if availability existed for dividends under the statutory formula.

Further, the Bank is subject to affiliate transaction restrictions under federal laws, which limit certain transactions generally involving the transfer of funds by a subsidiary bank or its subsidiaries to its parent corporation or any nonbank subsidiary of its parent corporation, whether in the form of loans, extensions of credit, investments, or asset purchases, or otherwise undertaking certain obligations on behalf of such affiliates. Furthermore, covered transactions that are loans and extensions of credit must be secured within specified amounts. In addition, all covered transactions and other affiliate transactions must be conducted on terms and under circumstances that are substantially the same as such transactions with unaffiliated entities.

<u>*Other Aspects of the Dodd-Frank Act*</u>

The Dodd-Frank Act (in addition to the regulatory changes discussed elsewhere in this "Regulation and Supervision" discussion and below under "Federal Deposit Insurance Premiums and Assessments") made a variety of changes that affect the business and affairs of the Company and the Bank in other ways. For instance, the Dodd-Frank Act (or agency regulations adopted and implemented (or to be adopted and implemented) under the Dodd-Frank Act) altered the authority and duties of the federal banking and securities regulatory agencies, implemented certain corporate governance requirements for all public companies including financial institutions with regard to executive compensation, proxy access by shareholders, and certain whistleblower provisions; restricted certain proprietary trading and hedge fund and private equity activities of banks and their affiliates; eliminated the former statutory prohibition against the payment of interest on business checking accounts; limited interchange fees on debit card transactions by certain large processors; and established the Consumer Financial Protection Bureau ("CFPB").

The CFPB was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes.

The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, Dodd-Frank allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. Under the CFPB's rule, a "qualified mortgage" loan must not contain certain specified features, and the borrower's total monthly debt-to-income ratio may not exceed a specified percentage. Lenders must also verify and document the income and financial resources relied upon to qualify the borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments.

The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The so-called Volcker Rule, which was adopted under the Dodd-Frank Act, prohibits banking entities from, among other things, (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds ("covered funds"). Community banks like the Bank have been afforded some relief under these final rules from onerous compliance obligations created by the rules; if banks are engaged only in exempted proprietary trading, such as trading in U.S. government, agency, state and municipal obligations, they are exempt entirely from compliance program requirements. Moreover, even if a community bank engages in proprietary trading or covered fund activities under the rule, they need only incorporate references to the Volcker Rule into their existing policies and procedures. The Economic Growth Act also served to raise the threshold of banks subject to the Volcker Rule to only those with more than $10 billion in assets. Although we do not yet meet that threshold, even if we were subject to it, we do not expect that the Volcker Rule would have any material financial implications on us or our investments or activities.

In October 2023, the CFPB proposed a new rule that would require a provider of payment accounts or products, such as a bank, to make data available to consumers upon request regarding the products or services they obtain from the provider. Any such data provider would also have to make the data available to third parties, with the consumer's express authorization, and through an interface that satisfies formatting, performance and security standards, for the purpose of the third parties providing the consumer with financial products or services requested by the consumer. Data that would be required to be made available under the rule would include transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The proposed rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. For banks that hold at least $850 million but less than $50 billion in total assets (which includes the Bank), compliance would be required approximately two and a half years after adoption of the final rule.

Certain Other Laws and Regulations

The Community Reinvestment Act of 1977 (the "CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. The applicable federal regulators regularly conduct CRA examinations to assess the performance of financial institutions and assign one of four ratings to the institution's records of meeting the credit needs of its community. During its last examination, a rating of "satisfactory" was received by the Bank.

In October 2023, the federal banking regulators issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable to banks with less than $10 billion in assets, such as the Bank. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027.

In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act"), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

A major focus of governmental policy on financial institutions is combating money laundering and terrorist financing. The Bank Secrecy Act (the "BSA") requires financial institutions to develop policies, procedures, and practices to prevent and deter money laundering, and mandates that every bank have a written, board-approved program that is reasonably designed to assure and monitor compliance with the BSA. In addition, banks are required to adopt a customer identification program as part of its BSA compliance program, and are required to file Suspicious Activity Reports when they detect certain known or suspected violations of federal law or suspicious transactions related to a money laundering activity or a violation of the BSA. The Bank is also required to (1) identify and verify, subject to certain exceptions, the identity of the beneficial owners of all legal entity customers at the time a new account is opened, and (2) include, in its anti-money laundering program, risk-based procedures for conducting ongoing customer due diligence, which must include procedures that: (a) assist in understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile, and (b) require ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information.

The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

The Bank is subject to a wide variety of other laws with respect to the operation of its businesses, and regulations adopted under those laws, including but not limited to the Truth in Lending Act, Truth in Savings Act, Equal Credit Opportunity Act, Electronic Funds Transfer Act, Fair Housing Act, Home Mortgage Disclosure Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Expedited Funds Availability (Regulation CC), Reserve Requirements (Regulation D), Insider Transactions (Regulation O), Privacy of Consumer Information (Regulation P), Margin Stock Loans (Regulation U), Right To Financial Privacy Act, Flood Disaster Protection Act, Homeowners Protection Act, Servicemembers Civil Relief Act, Real Estate Settlement Procedures Act, TILA-RESPA Integrated Disclosure Rule, Telephone Consumer Protection Act, CAN-SPAM Act, Children's Online Privacy Protection Act, the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act) and the John Warner National Defense Authorization Act. The laws and regulations to which we are subject are constantly under review by the U.S. Congress, the federal regulatory agencies, and the state authorities.

Federal Deposit Insurance Premiums and Assessments

The Bank's deposit accounts are currently insured by the Deposit Insurance Fund (the "DIF") of the FDIC. The insurance benefit generally covers up to a maximum of $250,000 per separately insured depositor. As an FDIC-insured bank, our bank subsidiary is subject to deposit insurance premiums and assessments to maintain the DIF. The Bank's deposit insurance premium assessment rate depends on the asset and supervisory categories to which it is assigned. The FDIC has authority to raise or lower assessment rates on insured banks in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments.

Under the current system, deposit insurance assessments are based on average total assets minus average tangible equity. The FDIC assigns a banking institution to one of two categories based on asset size. As an institution with under $10 billion in assets, the Bank falls into the "Established Small Institution" category. This category has three sub-categories based on supervisory ratings designed to measure risk (the FDIC's "CAMELS Composite" ratings). The assessment rate, which ranges from 1.5 to 30.0 basis points (such basis points representing a per annum rate) for Established Small Institutions, is determined based upon each applicable institution's most recent supervisory and capital evaluations.

In October 2022, the FDIC adopted a final rule that increased the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment was expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline prescribed under the FDIC's amended restoration plan.

Cybersecurity

The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings as necessary.

Under a final rule adopted by federal banking regulators in 2021, banking organizations are required to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's (i) ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, (ii) businesses and operations that would result in material loss, or (iii) operations that would impact the financial stability of the United States.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states, including Indiana, have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Climate-Related and Other ESG Developments

In recent years, federal, state and international lawmakers and regulators have increased their focus on a company's risk oversight, disclosures and practices in connection with climate change and other environmental, social and governance ("ESG") matters. For example, in March 2022, the SEC issued a proposed rule on the enhancement and standardization of climate-related disclosures by public companies. The proposed rule would require public issuers, including us, to significantly expand the scope of climate-related disclosures in their SEC filings. The SEC has also announced plans to propose rules to require enhanced disclosure regarding human capital management and board diversity for public issuers.

Future Legislation and Regulation

The U.S. Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although any change could impact the regulatory structure under which we or our competitors operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to our business strategy, and limit our ability to pursue business opportunities in an efficient manner. It could also affect our competitors differently than us, including in a manner that would make them more competitive. A change in statutes, regulations or regulatory policies applicable to the Company or any of its subsidiaries could have a material, adverse effect on our business, financial condition and results of operations.

Internet Address; Internet Availability of SEC Reports

The Company's Internet address is www.germanamerican.com.

The Company makes available, free of charge through the Investor Relations - Financial Information section of its Internet website, the Company's annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after those reports are filed with or furnished to the SEC.

Forward-Looking Statements and Associated Risks

The Company from time to time in its oral and written communications makes statements relating to its expectations regarding the future. These types of statements are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about the Company's net interest income or net interest margin; adequacy of the Company's capital under regulatory requirements and of its allowance for loan losses, and the quality of the Company's loans, investment securities and other assets; simulations of changes in interest rates; litigation results; dividend policy; acquisitions or mergers; estimated cost savings, plans and objectives for future operations; and expectations about the Company's financial and business performance and other business matters as well as economic and market conditions and trends. All statements other than statements of historical fact included in this Report, including statements regarding our financial position, business strategy and the plans and objectives of our management for future operations, are forward-looking statements. When used in this Report, words such as "anticipate", "believe", "estimate", "expect", "plan", "intend", "should", "would", "could", "can", "may", "will", "might" and similar expressions, as they relate to us or our management, identify forward-looking statements.

Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management, and are subject to risks, uncertainties, and other factors.

Actual results may differ materially and adversely from the expectations of the Company that are expressed or implied by any forward-looking statement. The discussions in Item 1A, "Risk Factors," and in Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations," list some of the factors that could cause the Company's actual results to vary materially from those expressed or implied by any forward-looking statements. Those risks, and other risks, uncertainties, and factors that could cause the Company's actual results to vary materially from those expressed or implied by any forward-looking statement, include but are not limited to:

- changes in interest rates and the timing and magnitude of any such changes;
- unfavorable economic conditions, including a prolonged period of inflation, and the resulting adverse impact on, among other things, credit quality;
- the soundness of other financial institutions and general investor sentiment regarding the stability of financial institutions;
- changes in our liquidity position;
- the impacts of epidemics, pandemics or other infectious disease outbreaks;
- changes in competitive conditions;
- the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;
- changes in customer borrowing, repayment, investment and deposit practices;
- changes in fiscal, monetary and tax policies;
- changes in financial and capital markets;
- capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Company of outstanding debt or equity securities;

- risks of expansion through acquisitions and mergers, such as unexpected credit quality problems of the acquired loans or other assets, unexpected attrition of the customer base or employee base of the acquired institution or branches, and difficulties in integration of the acquired operations;
- factors driving impairment charges on investments;
- the impact, extent and timing of technological changes;
- potential cyber-attacks, information security breaches and other criminal activities;
- litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;
- actions of the FRB;
- the potential for increases to, and volatility in, the balance of our allowance for credit losses and related provision expense due to the current expected credit loss (CECL) standard;
- changes in accounting principles and interpretations;
- potential increases of federal deposit insurance premium expense, and possible future special assessments of FDIC premiums, either industry wide or specific to the Company's banking subsidiary;
- actions of the regulatory authorities under the Dodd-Frank Act and the Federal Deposit Insurance Act and other possible legislative and regulatory actions and reforms;
- impacts resulting from possible amendments or revisions to the Dodd-Frank Act and the regulations promulgated thereunder, or to CFPB rules and regulations; and
- the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

Item 1A. Risk Factors.

The following describes some of the principal risks and uncertainties to which our industry in general, and our securities, assets and businesses specifically, are subject; other risks are briefly identified in our cautionary statement that is included under the heading "Forward-Looking Statements and Associated Risks" in Part I, Item 1, "Business." Although we seek ways to manage these risks and uncertainties and to develop programs to control those that we can, we ultimately cannot predict the future. Future results may differ materially from past results, and from our expectations and plans.

Risks Related to Our Business and Financial Strategies

Economic weakness in our geographic markets could negatively affect us.

We conduct business from offices that are located in 20 contiguous southern Indiana counties and 14 counties in Kentucky, from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in this area. A favorable business environment is generally characterized by, among other factors, economic growth, low inflation, low unemployment, high business and investor confidence, strong business earnings, and efficient capital markets. Unfavorable or uncertain economic and market conditions can be caused by a decline in economic growth in the markets where we operate and in the United States as a whole; declines in business activity or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; commodity price volatility; natural disasters; or a combination of these or other factors.

Current economic conditions are being heavily impacted by elevated levels of inflation and rising interest rates. A prolonged period of inflation may impact our profitability by negatively impacting our fixed costs and expenses. Economic and inflationary pressure on consumers and uncertainty regarding economic improvement could have direct or indirect material adverse impacts on us, on our customers or on the financial institutions with whom we deal as counterparties to financial transactions. Such pressures could negatively impact customers' ability to obtain new loans or to repay existing loans, diminish the values of any collateral securing such loans and could cause increases in the number of the Company's customers experiencing financial distress and in the levels of the Company's delinquencies, non-performing loans and other problem assets, charge-offs and provision for credit losses, all of which could materially adversely affect our financial condition and results of operations. The underwriting and credit monitoring policies and procedures that we have adopted cannot eliminate the risk that we might incur losses on account of factors relating to the economy like those identified above, and those losses could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our actual loan losses exceed our estimates, our earnings and financial condition will be impacted.

A significant source of risk for any bank or other enterprise that lends money arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. In our case, we originate many loans that are secured, but some loans are unsecured depending on the nature of the loan. With respect to secured loans, the collateral securing the repayment of these loans includes a wide variety of real and personal property that may be insufficient to cover the obligations owed under such loans, due to adverse changes in collateral values caused by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate and other external events.

Our allowance for credit losses may not be adequate to cover actual losses.

We maintain an allowance for credit losses for the expected credit losses over the contractual life of the loan portfolio as well as unfunded loan commitments. The Company estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for changes in underwriting standards, portfolio mix, delinquency levels, changes in environmental conditions, unemployment rates, risk classifications and collateral values. We have also included assumptions about the continued effects of the advancing stress on the economy as a result of inflationary pressures, rising interest rates and financial market volatility, and economic conditions in general, all of which are highly uncertain and for which we have limited recent historical experience to draw upon. If our assumptions and judgments used to determine the allowance for credit losses prove to be incorrect, the allowance may not be adequate. We could sustain actual loan losses that are significantly higher than the amount of our allowance for credit losses.

We could be adversely affected by changes in interest rates.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, inflationary trends, demand for loans, securities and deposits, and policies of various governmental and regulatory agencies and, in particular, the monetary policies of the FRB. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. We maintain an investment portfolio consisting of various high quality liquid fixed-income securities. The nature of fixed-income securities is such that increases in prevailing market interest rates negatively impact the value of these securities, while decreases in prevailing market interest rates positively impact the value of these securities. Any substantial, unexpected, or prolonged change in market interest rates could have a material adverse effect on our financial condition, results of operations, and cash flows.

The Company's business, results of operations and financial condition may be adversely affected by epidemics, pandemics or other infectious disease outbreaks.

The Company may face risks related to epidemics, pandemics or other infectious disease outbreaks, which could result in a widespread health crisis that adversely affects general commercial activity, the global economy (including the states and local economies in which we operate) and financial markets. Epidemics, pandemics or other infectious disease outbreaks may result in the Company closing certain offices and may require us to limit how customers conduct business through our branch network. If our employees are required to work remotely, the Company will be exposed to increased cybersecurity risks such as phishing, malware, and other cybersecurity attacks, all of which could expose us to liability and could seriously disrupt our business operations. Furthermore, the Company's business operations may be disrupted due to vendors and third-party service providers being unable to work or provide services effectively during such a health crisis, including because of illness, quarantines or other government actions.

In addition, epidemics, pandemics or other infectious disease outbreaks could significantly impact households and businesses, or cause limitations on commercial activity, increased unemployment and general economic and financial instability. An economic slow-down, or the reversal of an economic recovery, in the regions in which we conduct our business could result in declines in loan demand and collateral values. Furthermore, negative impacts on our customers caused by such a health crisis could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans. Moreover, governmental and regulatory actions taken in response to epidemics, pandemics or other infectious disease outbreaks may include decreased interest rates, which could adversely impact the Company's interest margins and may lead to decreases in the Company's net interest income.

The extent to which a widespread health crisis may impact the Company's business, results of operations and financial condition, as well as its regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration and severity of the crisis, the potential for seasonal or other resurgences, actions taken by governmental authorities and other third parties to contain and treat such epidemics, pandemics or other infectious disease outbreaks, and how quickly and to what extent normal economic and operating conditions can resume. Moreover, the effects of a widespread health crisis may heighten many of the other risks described in this "Risk Factors" section. As a result, the negative effects on the Company's business, results of operations and financial condition from epidemics, a pandemics or other infectious disease outbreaks could be material.

The banking and financial services business in our markets is highly competitive.

We compete with much larger regional, national, and international competitors, including competitors that have no (or only a limited number of) offices physically located within our markets, many of which compete with us via Internet and other electronic product and service offerings. In addition, banking and other financial services competitors (including newly organized companies) that are not currently represented by physical locations within our geographic markets could establish office facilities within our markets, including through their acquisition of existing competitors. Financial technology, or "FinTech," companies continue to emerge in key areas of banking. Our competitors may have substantially greater resources and lending limits than we have and may offer services that we do not or cannot provide. Many of our nonfinancial institution competitors have fewer regulatory constraints, broader geographic service areas, and, in some cases, lower cost structures. Increased competition in our market may also result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our business, financial condition, results of operations or liquidity. See also "Business - Competition" and "Business - Regulation and Supervision" under Item 1 of Part I of this Report.

The manner in which we report our financial condition and results of operations may be affected by accounting changes.

Our financial condition and results of operations that are presented in our consolidated financial statements, accompanying notes to the consolidated financial statements, and selected financial data appearing in this Report, are, to a large degree, dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards. Such changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

We may be adversely affected by changes in tax laws.

Any change in federal or state tax laws or regulations, including any increase in the federal corporate income tax rate from the current level of 21%, could negatively affect our business, financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Although we have historically been able to replace maturing deposits and borrowings as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of our lenders or market conditions were to change.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of the Bank, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other banks experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers (i) spread deposits among several different banks so as to maximize their amount of FDIC insurance, (ii) move deposits to larger banks (who may be considered "too big to fail"), or (iii) remove deposits from the banking system entirely. As of December 31, 2023, approximately 21% of our deposits were uninsured and uncollateralized. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

The value of securities in our investment securities portfolio may be negatively affected by market interest rates or disruptions in securities markets, and could affect our liquidity.

As market interest rates have increased, we have experienced significant unrealized losses on our available-for-sale securities portfolio. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive income in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, significant unrealized losses could negatively impact market and/or customer perceptions of the Bank, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

In addition, prices and volumes of transactions in the nation's securities markets can be affected suddenly by economic crises, or by other national or international crises, such as national disasters, acts of war or terrorism, changes in commodities markets, or instability in foreign governments. Disruptions in securities markets may detrimentally affect the value of securities that we hold in our investment portfolio, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount due us.

The bank failures that occurred in 2023 highlighted the potential results of an insured depository institution unexpectedly having to obtain needed liquidity to satisfy deposit withdrawal requests, including how quickly such requests can accelerate once uninsured depositors lose confidence in an institution's ability to satisfy its obligations to depositors. Uncertainty related to the stability and liquidity of banks has impacted the competitive landscape for deposits in the banking industry and may continue to impact competition for deposits in the future in an unpredictable manner. These possible impacts could adversely affect our future operating results, including net income, and negatively impact capital.

We are dependent on key personnel and the loss of one or more of those key personnel could harm our business.

Competition for qualified employees and personnel in the financial services industry (including banking personnel, trust and investments personnel, and insurance personnel) is intense and there are a limited number of qualified persons with knowledge of and experience in our local markets. Our success depends to a significant degree upon our ability to attract and retain qualified loan origination executives, sales executives for our trust and investment products and services, and sales executives for our insurance products and services. We also depend upon the continued contributions of our management personnel, and in particular upon the abilities of our senior executive management, and the loss of the services of one or more of them could harm our business.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our methods of reducing risk exposure may not be effective.

The Company maintains a comprehensive risk management program designed to identify, quantify, manage, mitigate, monitor, aggregate, and report risks. However, instruments, systems and strategies used to hedge or otherwise manage exposure to various types of credit, market, liquidity, operational, compliance, financial reporting and strategic risks could be less effective than anticipated. As a result, the Company may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. For more information regarding risk management, please see "RISK MANAGEMENT" under Item 7 of this Report ("Management's Discussion and Analysis of Financial Condition and Results of Operations").

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

The global business community has increased its political and social awareness surrounding the state of the global environment and the issue climate change. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives related to climate change. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. The lack of empirical data surrounding the credit and other financial risks posed by climate change make it impossible to predict how specifically climate change may impact our financial condition and results of operations. To the extent our customers experience unpredictable and more frequent weather disasters attributable to climate change, the value of real property securing the loans in our portfolios may be negatively impacted. Additionally, if insurance obtained by our borrowers is insufficient to cover any disaster-related losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted, which could impact our financial condition and results of operations. Further, the effects of weather disasters attributed to climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to the Company's environmental, social and governance practices may impose additional costs on the Company or expose it to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their ESG practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs for the Company as well as among our suppliers, vendors and various other parties within our supply chain could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, access to capital, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Risks Related to the Financial Services Industry

We operate in a highly regulated environment and changes in laws and regulations to which we are subject may adversely affect our results of operations.

The banking industry in which we operate is subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect the funds of depositors, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. The U.S. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, limit our ability to return capital to shareholders or conduct certain activities, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, we anticipate increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to negative developments in the banking industry over the course of 2023, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.

See "Business - Regulation and Supervision" of Item 1 above for additional information.

We are required to maintain certain minimum amounts and types of capital and may be subject to more stringent capital requirements in the future. A failure to meet applicable capital requirements could have an adverse effect on us.

We are subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, banking regulators change these capital adequacy guidelines. For example, as a result of the Basel III Rules required by the Dodd-Frank Act, we are now required to satisfy additional, more stringent, capital adequacy standards than we had in the past. See "Business - Regulation and Supervision, Capital Requirements" of Item 1 above for additional information. We currently satisfy the well-capitalized and capital conservation standards set forth in Basel III, and based on our current capital composition and levels, we anticipate that our capital ratios, on a Basel III basis, will continue to exceed the well-capitalized minimum capital requirements and capital conservation buffer standards. However, a failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends. Higher capital levels could also lower our return on equity.

Our FDIC insurance premiums may increase, and special assessments could be made, which might negatively impact our results of operations.

High levels of insured institution failures, as a result of the recent recession, significantly increased losses to the Deposit Insurance Fund of the FDIC. Further, the Dodd-Frank Act mandated the FDIC to increase the level of its reserves for future losses in its Deposit Insurance Fund. Since the Deposit Insurance Fund is funded by premiums and assessments paid by insured banks, our FDIC insurance premium could increase in future years depending upon the FDIC's actual loss experience, changes in our Bank's financial condition or capital strength, and future conditions in the banking industry.

Risks Related to Our Operations

We face significant operational risks due to the high volume and the high dollar value nature of transactions we process.

We operate in many different businesses in diverse markets and rely on the ability of our employees and systems to process transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions, errors relating to transaction processing and technology, breaches of our internal control systems or failures of those of our suppliers or counterparties, compliance failures, cyber-attacks or unforeseen problems encountered while implementing new computer systems or upgrades to existing systems, business continuation and disaster recovery issues, and other external events. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. The occurrence of any of these events could cause us to suffer financial loss, face regulatory action and suffer damage to our reputation.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a cyber-attack, other breach of our computer systems or otherwise, could harm our business.

In the normal course of our business, we collect, process and retain sensitive and confidential client and customer information on our behalf and on behalf of other third parties. Despite the security measures we have in place, our facilities and systems may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and / or human errors, or other similar events.

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions, particularly denial of service attacks, designed to disrupt key business services such as customer-facing web sites. We may not be able to anticipate or implement effective preventive measures against all security breaches of these types. Although we employ detection and response mechanisms designed to contain and mitigate security incidents, early detection may be thwarted by sophisticated attacks and malware designed to avoid detection.

We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third party service providers to conduct other aspects of our business operations and face similar risks relating to them. We cannot be sure that their information security protocols are sufficient to withstand a cyber-attack or other security breach.

Any cyber-attack or other security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, we cannot completely ensure that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are dependent upon third parties for certain information system, data management and processing services and to provide key components of our business infrastructure.

We outsource certain information system and data management and processing functions to third party providers. These third party service providers are sources of operational and informational security risk to us, including risks associated with operational errors, information system interruptions or breaches, and unauthorized disclosures of sensitive or confidential client or customer information. If third party service providers encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our results of operations or our business.

Third party vendors provide key components of our business infrastructure such as internet connections, network access and core application processing.

While we have selected these third party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third party vendors could also entail significant delay and expense.

Risks Relating to Expansion of Our Businesses by Acquisition

Any acquisitions of banks, bank branches, or loans or other financial service assets pose risks to us.

We may acquire other banks, bank branches and other financial-service-related businesses and assets in the future. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- potential exposure to unknown or contingent liabilities of the acquired assets, operations or company;
- exposure to potential asset quality issues of the acquired assets, operations or company;
- environmental liability with acquired real estate collateral or other real estate;
- difficulty and expense of integrating the operations, systems and personnel of the acquired assets, operations or company;
- potential disruption to our ongoing business, including diversion of our management's time and attention;
- the possible loss of key employees and customers of the acquired operations or company;
- difficulty in estimating the value of the acquired assets, operations or company; and
- potential changes in banking or tax laws or regulations that may affect the acquired assets, operations or company.

We may not be successful in overcoming these risks or any other problems encountered in connection with mergers or acquisitions.

Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Company's tangible book value per common share or net income per common share (or both) may occur in connection with any future transaction.

We may incur substantial costs to expand by acquisition, and such acquisitions may not result in the levels of profits we seek.

Integration efforts for any future acquisitions may not be successful and following any future acquisition, after giving it effect, we may not achieve financial results comparable to or better than our historical experience.

Risks Related to Our Common Stock

Our common stock price may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices acceptable to you.

Our common stock price constantly changes in response to a variety of factors (some of which are beyond our control), and we expect that our stock price will continue to fluctuate in the future. Factors impacting the price of our common stock include, among others:

- actual or anticipated variations in our quarterly results of operations;
- recommendations or research reports about us or the financial services industry in general published by securities analysts;
- the failure of securities analysts to cover, or continue to cover, us;
- operating and stock price performance of other companies that investors believe are comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding us, or our reputation, competitors or other financial institutions;
- actual or anticipated sales of our equity or equity-related securities;
- our past and future dividend practice;
- departure of our management team or other key personnel;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- existing or increased regulatory and compliance requirements, changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws and regulations; and
- litigation and governmental investigations.

General market fluctuations, industry factors and general economic and political conditions and events (including elevated inflation, interest rate changes, credit loss trends, or economic slowdowns or recessions) could also cause our stock price to decrease regardless of operating results.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

Our enterprise risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our processes and policies related to cybersecurity are focused on: (i) developing organizational understanding to manage cybersecurity risks, (ii) applying safeguards to protect our systems, (iii) detecting the occurrence of a cybersecurity incident, (iv) responding to a cybersecurity incident, and (v) recovering from a cybersecurity incident. Where appropriate, these processes and policies are integrated into our overall enterprise risk management systems and processes. For example, all of our employees with network access are required to complete information security and privacy training on an annual basis. We are continuously working to improve our information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to enhance our levels of protection.

Other aspects of our cyber and information security risk management program include:

- Monitoring external and internal threats and events, managing access, facilitating use of appropriate authentication options, validating controls and programs by internal teams and independent third parties and testing various compromise scenarios that are overseen by our information security team;
- Investing in threat intelligence platforms and participating in financial services industry and government forums which track and report on cyber and other information security threats;
- Identifying those third-party relationships that have the greatest potential to expose the Company to cybersecurity threats and, upon identification, conducting additional due diligence as a part of establishing those relationships;
- Routinely performing vulnerability tests;
- Engaging independent consultants and other third-parties to assist the Company in establishing and improving its policies; and
- Conducting "tabletop" exercises with outside consultants at least annually to test the Company's processes and policies and using feedback from those exercises to further improve our processes.

The Company also maintains insurance coverage for cybersecurity incidents as part of its overall insurance portfolio.

In the event of a cybersecurity incident, the Company maintains incident response plans to investigate, classify, respond to, and manage cybersecurity incidents that may compromise the availability or integrity of our information systems, network resources, or data. In accordance with the incident response plans, cross-functional management teams assess and assign a threat level to each cybersecurity incident. A cybersecurity incident (or incidents, if aggregated together) assigned a critical threat level is escalated to a committee consisting of the Company's executive and certain other officers (for such purpose, the "Critical Threat Committee") for review.

The Company has not experienced any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected the Company, including its business strategy, results of operations, or financial condition. However, cybersecurity attacks and other threats to the systems, networks, products and services of the Company, its customers and vendors, and other third parties could materially affect the Company in the future. See Item 1A. Risk Factors – Unauthorized disclosure of sensitive or confidential client or customer information, whether through a cyber-attack, other breach of our computer systems or otherwise, could harm our business.

Governance

In exercising oversight over the Company's information technology risks, including its cyber and information security program, our Board of Directors has established a Technology Committee that is led by the Company's Chief Digital and Information Officer ("CDIO") and is comprised of directors with technology industry backgrounds, all of the Company's executive officers, the Company's Information Security Officer ("ISO") and the Company's Chief Risk Officer. The Technology Committee receives materials on a quarterly basis to address the identification and status of information technology cybersecurity risks. Each year, the full Board of Directors also receives a comprehensive update on the Company's cyber and information security program.

Our CDIO leads the Company's digital optimization and information technology initiatives. He is also responsible for driving the strategy, execution and integration of all banking and nonbanking technology, information and digital initiatives in alignment with the Company's corporate business strategy. Our CDIO assumed his current role in January, 2022. Prior to that, he served as the Company's Senior Vice President of Technology and Operations, where he lead the Company's core processing and operations functions, and the development of technology-driven products and services. Our CDIO has over 20 years of technology and operations experience in the banking industry.

Our ISO oversees a team of employees dedicated to the prevention, detection, mitigation, and remediation of cybersecurity incidents. He joined the Company in September, 2022 with more than 20 years of technology and information security experience in banking and as a consultant, and holds a Certified Information Security Manager certification.

The Company's Critical Threat Committee is responsible for evaluating the materiality of a cybersecurity incident based on criteria that has been reviewed with the Board of Directors, and for determining whether there are disclosure obligations under applicable securities laws. In the event that the Critical Threat Committee determines that a critical cybersecurity incident (or incidents, if aggregated together) is deemed to be material, the Critical Threat Committee will brief the Board of Directors and oversee the disclosure process. For all critical cybersecurity incidents that are not deemed to be material, the Critical Threat Committee will notify the Company's Chairman and Chief Executive Officer to determine whether the Board of Directors will be notified of the critical incident during the next regularly-scheduled cybersecurity update to the Audit Committee, or sooner as circumstances warrant.

Item 2. Properties.

The Company's executive offices are located in the main office building of the Bank at 711 Main Street, Jasper, Indiana. The main office building, which is owned by the Bank and also serves as the main office of the Company's other subsidiaries, contains approximately 23,600 square feet of office space. The Bank and the Company's other subsidiaries also conduct their operations from 50 other locations in Southern Indiana and 27 in Kentucky. Of the 77 total locations, 59 are owned by the Company and 18 are leased from third parties.

Item 3. Legal Proceedings.

There are no pending legal proceedings, other than routine litigation incidental to the business of the Company's subsidiaries, to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Common Stock

German American Bancorp, Inc.'s stock is traded on the Nasdaq Global Select Market under the symbol GABC.

The Common Stock was held of record by approximately 3,058 shareholders at February 20, 2024.

Transfer Agent:		Shareholder Information and Corporate Office:	Terri Eckerle
	Computershare Priority Processing 150 Royall St., Suite 101 Canton, MA 02021 (800) 884-4225		German American Bancorp, Inc. P.O. Box 810 Jasper, Indiana 47547-0810 (812) 482-1314 (800) 482-1314

Stock Performance Graph

The following graph compares the Company's five-year cumulative total returns with those of the Russell 2000 Stock Index, Russell Microcap Stock Index, and the Indiana Bank Peer Group. The Indiana Bank Peer Group (which is a custom peer group identified by Company management) includes all Indiana-based commercial bank holding companies (excluding companies owning thrift institutions that are not regulated as bank holding companies) that have been in existence as commercial bank holding companies throughout the five-year period ended December 31, 2023, the stocks of which have been traded on an established securities market (NYSE, NYSE American or Nasdaq) throughout that five-year period. The companies comprising the Indiana Bank Peer Group for purposes of the December 2023 comparison were: 1st Source Corp., First Financial Corp., First Merchants Corp., Lakeland Financial Corp., Old National Bancorp, Horizon Bancorp, First Internet Bancorp, First Savings Financial Corp., and First Capital, Inc. The returns of each company in the Indiana Bank Peer Group have been weighted to reflect the company's market capitalization. The Russell 2000 Stock Index, which is designed to measure the performance of the small-cap segment of the U.S. equity universe, is a subset of the Russell 3000 Index (which measures the performance of the largest 3,000 U.S. companies) that includes approximately 2,000 of the smallest securities in that index based on a combination of their market cap and current index membership, and is annually reconstituted at the end of each June. The Russell Microcap Stock Index is an index representing the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 securities, which is also annually reconstituted at the end of each June. The Company's stock is currently included in the Russell 2000 Index and Russell Microcap Index.



Stock Repurchase Program Information

The following table sets forth information regarding the Company's purchases of its common shares during each of the three months ended December 31, 2023.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs [1]
October 2023	—	$ —	—	1,000,000
November 2023	—	—	—	1,000,000
December 2023	—	—	—	1,000,000
Totals	—	$ —	—	

[1] On January 31, 2022, the Company's Board of Directors approved a plan to repurchase up to 1.0 million shares of the Company's outstanding common stock. On a share basis, the amount of common stock subject to the repurchase plan represented approximately 3% of the Company's outstanding shares on the date it was approved. The Company is not obligated to purchase any shares under the plan, and the plan may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase plan will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market and economic conditions and applicable legal requirements. The Company has not repurchased any shares under this repurchase plan.

Equity Compensation Plan Information

See Item 12 of Part III of this Report for information regarding securities authorized for issuance under equity compensation plans.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

INTRODUCTION

German American Bancorp, Inc. is a Nasdaq-traded (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 76 banking offices in 20 contiguous southern Indiana counties and 14 counties in Kentucky. The Company also owns an investment brokerage subsidiary (German American Investment Services, Inc.) and a full line property and casualty insurance agency (German American Insurance, Inc.).

Throughout this Management's Discussion and Analysis, as elsewhere in this Report, when we use the term "Company", we will usually be referring to the business and affairs (financial and otherwise) of the Company and its subsidiaries and affiliates as a whole. Occasionally, we will refer to the term "parent company" or "holding company" when we mean to refer to only German American Bancorp, Inc., and the term "Bank" when we mean to refer to only the Company's bank subsidiary.

This Management's Discussion and Analysis includes an analysis of the major components of the Company's operations for the years 2021 through 2023 and its financial condition as of December 31, 2022 and 2023. This information should be read in conjunction with the accompanying consolidated financial statements and footnotes contained elsewhere in this Report and with the description of business included in Item 1 of this Report (including the cautionary disclosure regarding "Forward Looking Statements and Associated Risks"). Financial and other information by segment is included in Note 16 (Segment Information) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and is incorporated into this Item 7 by reference.

The statements of management's expectations and goals concerning the Company's future operations and performance that are set forth in the following Management Overview and in other sections of this Item 7 are forward-looking statements, and readers are cautioned that these forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from the expectations of the Company that is expressed or implied by any forward-looking statement. This Item 7, as well as the discussions in Item 1 ("Business") entitled "Forward-Looking Statements and Associated Risks" and in Item 1A ("Risk Factors") (which discussions are incorporated in this Item 7 by reference) list some of the factors that could cause the Company's actual results to vary materially from those expressed or implied by any such forward-looking statements.

Any statements of management's expectations and goals concerning the Company's future operations and performance, and future financial condition, liquidity and capital resources that are set forth in the following Management Overview and in other sections of this Item 7 are forward-looking statements, and readers are cautioned that these forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from the expectations of the Company that is expressed or implied by any forward-looking statement. This Item 7, as well as the discussions in Item 1 ("Business") entitled "Forward-Looking Statements and Associated Risks" and in Item 1A ("Risk Factors") (which discussions are incorporated in this Item 7 by reference) list some of the factors that could cause the Company's actual results to vary materially from those expressed or implied by any such forward-looking statements.

MANAGEMENT OVERVIEW

Business Developments

On January 1, 2022, the Company completed the acquisition of Citizens Union Bancorp of Shelbyville, Inc. ("CUB") through the merger of CUB with and into the Company. Immediately following completion of the CUB holding company merger, CUB's subsidiary bank, Citizen Union Bank of Shelbyville, Inc., was merged with and into the Company's subsidiary bank, German American Bank. CUB, headquartered in Shelbyville, Kentucky, operated 15 retail banking offices located in Shelby, Jefferson, Spencer, Bullitt, Oldham, Owen, Gallatin and Hardin counties in Kentucky through Citizens Union Bank of Shelbyville, Inc. As of the closing of the transaction, CUB had total assets of approximately $1.109 billion, total loans of approximately $683.8 million, and total deposits of approximately $930.5 million. The Company issued approximately 2.9 million shares of its common stock, and paid approximately $50.8 million in cash, in exchange for all of the issued and outstanding shares of common stock of CUB.

For further information regarding this merger and acquisition transaction, see Note 18 (Business Combinations, Goodwill and Intangible Assets) in the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Financial Overview

Net income for the year ended December 31, 2023 totaled $85,888,000, or $2.91 per share, an increase of $4,063,000, or approximately 5% on a per share basis, from the year ended December 31, 2022 net income of $81,825,000, or $2.78 per share. The increase in net income during 2023, compared with 2022, was primarily attributable to increased non-interest income, a decline in non-interest expenses (which was driven by higher expenses in 2022 as a result of the January 1, 2022 acquisition of CUB), and a lower provision for credit losses. The positive impact of those items was partially offset by a decline in net interest income resulting primarily from a reduced level of earning assets, which was somewhat mitigated by an improved net interest margin.

Net income for the year ended December 31, 2022 totaled $81,825,000, or $2.78 per share, a decline of $2,312,000, or approximately 12% on a per share basis, from the year ended December 31, 2021 net income of $84,137,000, or $3.17 per share. The change in net income during 2022, compared with 2021, was largely impacted by acquisition-related expenses for the CUB transaction that closed on January 1, 2022. The 2022 results of operations included acquisition-related expenses of $12,323,000 ($9,372,000 or $0.32 per share, on an after tax basis) and also included Day 1 provision for credit losses under the CECL model of $6,300,000 ($4,725,000 or $1.16 per share, on an after tax basis). The decline in per share net income for the year ended December 31, 2022, as compared to 2021, was also impacted by the Company's January 1, 2022 issuance of approximately 2.9 million shares of common stock as part of the merger consideration in the CUB transaction.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for the Company presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, and selected financial data appearing elsewhere within this Report, are, to a large degree, dependent upon the Company's accounting policies. The selection of and application of these policies involve estimates, judgments, and uncertainties that are subject to change. The critical accounting policies and estimates that the Company has determined to be the most susceptible to change in the near term relate to the determination of the allowance for credit losses, the valuation of securities available for sale, income tax expense, and the valuation of goodwill and other intangible assets.

ALLOWANCE FOR CREDIT LOSSES

The Company maintains an allowance for credit losses to cover the estimated expected credit losses over the expected contractual life of the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A provision for credit losses is charged to operations based on management's periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond the Company's control.

The Company has an established process to determine the adequacy of the allowance for credit losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on individually analyzed loans, estimated losses on other classified loans and pools of homogeneous loans, and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, reasonable and supportable forecasts and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for credit losses deemed adequate to cover expected credit losses over the expected life of the loan portfolio.

Commercial and agricultural loans are subject to a standardized grading process administered by an internal loan review function. The need for specific reserves is considered for credits when: (a) the customer's cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or (d) other reasons where the ultimate collectability of the loan is in question, or the loan characteristics require special monitoring.

Specific reserves on individually analyzed loans are determined by comparing the loan balance to the present value of expected cash flows or expected collateral proceeds. Allocations are also applied to categories of loans not individually analyzed but for which the rate of loss is expected to be greater than other similar type loans, including non-performing consumer or residential real estate loans. Such allocations are based on past loss experience, reasonable and supportable forecasts and information about specific borrower situations and estimated collateral values.

General allocations are made for commercial and agricultural loans that are graded as substandard and special mention, but are not individually analyzed for specific reserves as well as other pools of loans, including non-classified loans, homogeneous portfolios of consumer and residential real estate loans, and loans within certain industry categories believed to present unique risk of loss. General allocations of the allowance are primarily made based on historical averages for loan losses for these portfolios along with reasonable and supportable forecasts, judgmentally adjusted for economic, external and internal quantitative and qualitative factors and portfolio trends. Economic factors include evaluating changes in international, national, regional and local economic and business conditions that affect the collectability of the loan portfolio. Internal factors include evaluating changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; and changes in experience, ability and depth of lending management and staff.

The allowance for credit losses for loans represents management's estimate of all expected credit losses over the expected contractual life of the loan portfolio. Determining the appropriateness and adequacy of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the loan portfolio may result in significant changes in the allowance for credit losses in future periods.

The Company uses a number of economic variables in its scenarios to estimate the allowance for credit losses, with the most significant drivers being unemployment rate forecast, gross domestic product and agricultural producer price index as well as qualitative adjustments. Historical loss rates from periods where the average unemployment rate, gross domestic product and agricultural producer pricing index matches the forecast range are considered when calculating the forecast period loss rate. The impact of the changes in the unemployment and gross domestic product forecast range between December 31, 2023, and December 31, 2022, resulted in a decrease in the allowance for credit losses of approximately $400,000.

Based on sensitivity analysis of all portfolios, a 0.050% change (slight improvement or decline on the Company's scale) in all ten qualitative risk factors would have a $1,900,000 impact on the reserve allocation. The sensitivity and related range of impact is a hypothetical analysis and is not intended to represent management's judgements or assumptions of qualitative loss factors that were utilized at December 31, 2023 in estimation of the allowance for credit losses on loans recognized on the Consolidated Balance Sheets.

SECURITIES VALUATION

Available-for-sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For available-for-sale debt securities in an unrealized loss position, the Company assesses whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for sale debt securities that do not meet the criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2023. Accrued interest receivable on available-for-sale debt securities is excluded from the estimate of credit losses. As of December 31, 2023, gross unrealized gains on the securities available-for-sale portfolio totaled approximately $1,337,000 and gross unrealized losses totaled approximately $275,765,000. The net amount of these two items, net of applicable taxes, is included in other comprehensive income (loss).

Equity securities that do not have readily determinable fair values are carried at cost, less impairment with observable price changes being recognized in earnings.

INCOME TAX EXPENSE

Income tax expense involves estimates related to the valuation allowance on deferred tax assets and loss contingencies related to exposure from tax examinations presumed to occur.

A valuation allowance reduces deferred tax assets to the amount management believes is more likely than not to be realized. In evaluating the realization of deferred tax assets, management considers the likelihood that sufficient taxable income of appropriate character will be generated within carry-back and carry-forward periods, including consideration of available tax planning strategies. Tax-related loss contingencies, including assessments arising from tax examinations and tax strategies, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. In considering the likelihood of loss, management considers the nature of the contingency, the progress of any examination or related protest or appeal, the views of legal counsel and other advisors, experience of the Company or other enterprises in similar matters, if any, and management's intended response to any assessment.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill resulting from business combinations represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet. No impairment to Goodwill was indicated based on year-end testing.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Other intangible assets consist of core deposit and acquired customer relationship intangible assets. They are initially measured at fair value and then are amortized over their estimated useful lives, which range from 6 to 10 years.

RESULTS OF OPERATIONS

NET INCOME

Net income for the year ended December 31, 2023 totaled $85,888,000, or $2.91 per share, an increase of $4,063,000, or approximately 5% on a per share basis, from the year ended December 31, 2022 net income of $81,825,000, or $2.78 per share. The increase in net income during 2023, compared with 2022, was primarily attributable to increased non-interest income, a decline in non-interest expenses (which was driven by higher expenses in 2022 as a result of the January 1, 2022 acquisition of CUB), and a lower provision for credit losses. The positive impact of those items was partially offset by a decline in net interest income resulting primarily from a reduced level of earning assets, which was somewhat mitigated by an improved net interest margin.

Net income for the year ended December 31, 2022 totaled $81,825,000, or $2.78 per share, a decline of $2,312,000, or approximately 12% on a per share basis, from the year ended December 31, 2021 net income of $84,137,000, or $3.17 per share. The change in net income during 2022, compared with 2021, was largely impacted by acquisition-related expenses for the CUB transaction that closed on January 1, 2022. The 2022 results of operations included acquisition-related expenses of $12,323,000 ($9,372,000 or $0.32 per share, on an after tax basis) and also included Day 1 provision for credit losses under the CECL model of $6,300,000 ($4,725,000 or $1.16 per share, on an after tax basis). The decline in per share net income for the year ended December 31, 2022, as compared to 2021, was also impacted by the Company's January 1, 2022 issuance of approximately 2.9 million shares of common stock as part of the merger consideration in the CUB transaction.

NET INTEREST INCOME

Net interest income is the Company's single largest source of earnings, and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and borrowed funds. Several factors contribute to the determination of net interest income and net interest margin, including the volume and mix of earning assets, interest rates, and income taxes. Many factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit and deposit demand, Federal Reserve Board monetary policy, and changes in tax laws.

During the year ended December 31, 2023, net interest income, on a non tax-equivalent basis, totaled $190,433,000, a decline of $10,151,000, or 5%, compared to the year ended December 31, 2022 net interest income of $200,584,000. The decline in net interest income during 2023 compared with 2022 was primarily attributable to a decline in average earning assets, driven by a reduced level of deposits which was somewhat offset by an improved net interest margin resulting from the rise in market interest rates.

During the year ended December 31, 2022, net interest income totaled $200,584,000, representing an increase of $39,754,000, or 25%, from the year ended December 31, 2021 net interest income of $160,830,000. The increase in net interest income during 2022 compared with 2021 was primarily attributable to a higher level of earning assets, driven in large part by the CUB acquisition, and an expansion of the Company's net interest margin. The increase in net interest income was partially offset by a lower level of Paycheck Protection Program ("PPP") loan fee recognition.

The net interest margin represents tax-equivalent net interest income expressed as a percentage of average earning assets. The net interest margin for the year ended December 31, 2023 was 3.58% compared to 3.45% in 2022 and 3.31% in 2021. The improvement in the Company's net interest margin during 2023 compared to 2022 of 13 basis points was primarily the result of a shift in the earning assets from the securities portfolio to higher yielding loans, which was somewhat reduced by the increasing cost of deposits as a result of the higher market interest rates.

The improvement in the Company's net interest margin during 2022 compared to 2021 was largely attributable to improved yields on earning assets driven by increased market rates, which were partially mitigated by an increase in the overall cost of funds of the Company.

The Company's net interest margin for all periods presented was impacted by the accretion of discounts on acquired loans. In 2022 and 2021, the Company's net interest margin was also impacted by fees recognized as a part of the PPP. Fees recognized on PPP loans through net interest income totaled $873,000 during 2022 and $12,196,000 during 2021. The fees recognized related to the PPP contributed approximately 1 basis point to the net interest margin in 2022 and 24 basis points to the net interest margin in 2021. Accretion of discounts on acquired loans contributed approximately 5 basis points to the net interest margin in 2023 and 7 basis points during both 2022 and 2021. Accretion of discounts on acquired loans totaled $2,814,000 during 2023, $4,341,000 during 2022, and $3,476,000 during 2021.

The following table summarizes net interest income (on a tax-equivalent basis) for each of the past three years. For tax-equivalent adjustments, an effective tax rate of 21% was used for all periods presented [1].

Average Balance Sheet
(Tax-equivalent basis, dollars in thousands)

	Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022			Twelve Months Ended December 31, 2021		
	Principal Balance	Income / Expense	Yield / Rate	Principal Balance	Income / Expense	Yield / Rate	Principal Balance	Income / Expense	Yield / Rate
ASSETS									
Federal Funds Sold and Other Short-term Investments	$ 39,452	$ 1,677	4.25 %	$ 458,230	$ 5,765	1.26 %	$ 390,362	$ 488	0.12 %
Securities:									
Taxable	890,841	20,614	2.31 %	1,015,958	20,453	2.01 %	824,204	12,962	1.57 %
Non-taxable	738,769	27,656	3.74 %	844,772	29,810	3.53 %	728,765	22,504	3.09 %
Total Loans and Leases [2]	3,835,157	213,195	5.56 %	3,680,708	169,593	4.61 %	3,072,302	139,378	4.54 %
TOTAL INTEREST EARNING ASSETS	5,504,219	263,142	4.78 %	5,999,668	225,621	3.76 %	5,015,633	175,332	3.50 %
Other Assets	578,399			559,949			397,147		
Less: Allowance for Credit Losses	(44,744)			(45,587)			(43,073)		
TOTAL ASSETS	$6,037,874			$6,514,030			$5,369,707		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Demand Deposits	$1,826,232	$ 28,378	1.55 %	$2,013,969	$ 8,583	0.43 %	$1,595,579	$ 1,789	0.11 %
Savings Deposits and Money Market Accounts	1,229,019	12,106	0.99 %	1,473,772	2,879	0.20 %	1,106,692	885	0.08 %
Time Deposits	588,142	16,432	2.79 %	474,409	2,052	0.43 %	412,935	2,281	0.55 %
FHLB Advances and Other Borrowings	210,837	9,307	4.41 %	159,029	4,828	3.04 %	186,750	4,594	2.46 %
TOTAL INTEREST-BEARING LIABILITIES	3,854,230	66,223	1.72 %	4,121,179	18,342	0.45 %	3,301,956	9,549	0.29 %
Demand Deposit Accounts	1,553,082			1,738,349			1,378,647		
Other Liabilities	46,456			44,436			46,170		
TOTAL LIABILITIES	5,453,768			5,903,964			4,726,773		
Shareholders' Equity	584,106			610,066			642,934		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,037,874			$6,514,030			$5,369,707		
COST OF FUNDS			1.20 %			0.31 %			0.19 %
NET INTEREST INCOME		$196,919			$207,279			$165,783	
NET INTEREST MARGIN			3.58 %			3.45 %			3.31 %

[1] Effective tax rates were determined as though interest earned on the Company's investments in municipal bonds and loans was fully taxable.

[2] Loans held-for-sale and non-accruing loans have been included in average loans. Interest income on loans includes loan fees of $4,316, $6,972, and $15,761 for 2023, 2022 and 2021, respectively.

The following table sets forth for the periods indicated a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates:

Net Interest Income – Rate / Volume Analysis
(Tax-Equivalent basis, dollars in thousands)

	2023 compared to 2022 Increase / (Decrease) Due to [1]			2022 compared to 2021 Increase / (Decrease) Due to [1]		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:						
Federal Funds Sold and Other						
Short-term Investments	$ (8,748)	$ 4,660	$ (4,088)	$ 99	$ 5,178	$ 5,277
Taxable Securities	(2,689)	2,849	160	3,399	4,093	7,492
Non-taxable Securities	(3,894)	1,741	(2,153)	3,852	3,453	7,305
Loans and Leases	7,365	36,237	43,602	28,001	2,214	30,215
Total Interest Income	(7,966)	45,487	37,521	35,351	14,938	50,289
Interest Expense:						
Savings and Interest-bearing Demand	(1,590)	30,612	29,022	978	7,810	8,788
Time Deposits	605	13,775	14,380	310	(539)	(229)
FHLB Advances and Other Borrowings	1,871	2,608	4,479	(744)	978	234
Total Interest Expense	886	46,995	47,881	544	8,249	8,793
Net Interest Income	$ (8,852)	$ (1,508)	$ (10,360)	$ 34,807	$ 6,689	$ 41,496

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

See the Company's Average Balance Sheet above and the discussions under the headings "USES OF FUNDS," "SOURCES OF FUNDS," and "RISK MANAGEMENT – Liquidity and Interest Rate Risk Management" for further information on the Company's net interest income, net interest margin, and interest rate sensitivity position.

PROVISION FOR CREDIT LOSSES

The Company provides for credit losses through regular provisions to the allowance for credit losses. The provision is affected by net charge-offs on loans and changes in specific and general allocations of the allowance. During 2023, the Company recorded a provision for credit losses of $2,550,000 compared with $6,350,000 during 2022 and a negative provision for credit losses of $6,500,000 during 2021.

During 2023, the provision for credit losses represented approximately 7 basis points of average loans. The lower provision recorded during 2023, as compared to 2022, was largely related to the resolution during the fourth quarter of 2023 of a single commercial borrowing relationship with minimal loss recognition for which the Company had established a significant reserve in previous periods. The Company realized net charge-offs of $2,953,000 or 8 basis points of average loans during 2023.

During 2022, the provision for credit losses represented approximately 17 basis points of average loans. The provision for credit losses in 2022 included $6,300,000 for the Day 1 CECL addition to the allocation for credit loss related to the CUB acquisition for the non-purchased with credit deterioration ("PCD") loans. The Company realized net charge-offs of $2,316,000 or 6 basis points of average loans during 2022.

During 2021, the negative provision for credit losses represented approximately 21 basis points of average loans. The negative provision for credit losses in 2021 was largely due to declines in certain adversely criticized assets and improvement in certain pandemic-related stressed sectors for which the Company had provided significant levels of allowance for credit losses during 2020.

The provision for credit losses made during 2023 was made at a level deemed necessary by management to absorb expected losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for credit losses is completed quarterly by management, the results of which are used to determine provision for credit losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and reasonable and supportable forecasts along with other qualitative and quantitative factors. Refer also to the sections entitled "CRITICAL ACCOUNTING POLICIES AND ESTIMATES" and "RISK MANAGEMENT - Lending and Loan Administration" for further discussion of the provision and allowance for credit losses.

NON-INTEREST INCOME

During the year ended December 31, 2023, non-interest income increased $1,128,000 or 2% from the year ended December 31, 2022. During the year ended December 31, 2022, non-interest income declined $329,000, or 1%, from the year ended December 31, 2021.

Non-interest Income (dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2023	2022	2021	2022	2021
Wealth Management Fees	$ 11,711	$ 10,076	$ 10,321	16 %	(2)%
Service Charges on Deposit Accounts	11,538	11,457	7,723	1	48
Insurance Revenues	9,596	10,020	9,268	(4)	8
Company Owned Life Insurance	1,731	2,264	1,529	(24)	48
Interchange Fee Income	17,452	15,820	13,116	10	21
Other Operating Income	5,830	5,116	6,991	14	(27)
Subtotal	57,858	54,753	48,948	6	12
Net Gains on Sales of Loans	2,363	3,818	8,267	(38)	(54)
Net Gains on Securities	40	562	2,247	(93)	(75)
TOTAL NON-INTEREST INCOME	$ 60,261	$ 59,133	$ 59,462	2	(1)

Wealth management fees increased $1,635,000, or 16%, during 2023 compared with 2022. The increase during 2023 was largely attributable to increased assets under management within the Company's wealth management group as compared with 2022. Wealth management fees declined $245,000, or 2%, during 2022 compared with 2021.

Service charges on deposit accounts increased $81,000, or 1%, during 2023 compared to 2022. Service charges on deposit accounts increased $3,734,000, or 48%, during 2022 compared to 2021. The increase during 2022 compared with 2021 was the result of the CUB acquisition as well as increased deposit customer activity.

Insurance revenues declined $424,000, or 4%, during 2023 compared with 2022, which was primarily attributable to decreased contingency revenue. Contingency revenue during 2023 totaled $955,000 compared with $1,641,000 during 2022. Contingency revenue is reflective of claims and loss experience with insurance carriers that the Company represents through its property and casualty insurance agency. Insurance revenues increased $752,000, or 8%, during 2022 compared with 2021, which was the result of increased contingency revenue as well as increases across multiple lines of business.

Company owned life insurance decreased $533,000, or 24%, during 2023 compared with 2022. The decline in 2023 was primarily the result of a decrease in the death benefit claims received compared with 2022. Company owned life insurance revenue increased $735,000, or 48%, during 2022 compared with 2021. The increase during 2022 compared with 2021 was largely related to death benefits received from life insurance policies during 2022 and to the CUB acquisition.

Interchange fee income increased $1,632,000, or 10%, during the year ended December 31, 2023 compared with 2022. The increase in the level of fees during 2023 compared with 2022 was due to increased card utilization by customers. Interchange fees increased $2,704,000, or 21%, during 2022 compared with 2021. The increased level of fees during 2022 compared with 2021 was related to the CUB acquisition as well as increased card utilization by customers.

Other operating income increased by $714,000, or 14%, during 2023 compared with 2022. The increase during 2023 was largely attributable to the gain on sale of real estate related to the consolidation of various branch office facilities. Other operating income declined $1,875,000, or 27%, during 2022 compared with 2021. This decline was primarily attributable to the net gain of $1.4 million related to the sale of the two branch office locations during the third quarter of 2021 and to a lower level of interest rate swap transaction fees with loan customers.

Net gains on sales of loans declined $1,455,000, or 38%, during the year ended December 31, 2023 compared with 2022. The decline during 2023 compared with 2022 was related to both a lower volume of loans sold and lower pricing levels. Net gains on sales of loans declined $4,449,000, or 54%, during the year ended December 31, 2022 compared with 2021. The decline in 2022 compared with 2021 was generally attributable to a lower volume of loans sold and lower pricing levels. Loan sales totaled $109.0 million during 2023, $168.1 million during 2022, and $266.0 million during 2021.

The Company realized $40,000 in gains on sales of securities during 2023 compared with $562,000 during 2022 and $2,247,000 during 2021. The net gains on sales of securities in all periods presented were completed as part of adjustments in allocations within the normal course of business of securities portfolio management.

NON-INTEREST EXPENSE

During the year ended December 31, 2023, non-interest expense totaled $144,497,000, a decrease of $9,694,000, or 6%, compared with the year ended December 31, 2022. During the year ended December 31, 2022, non-interest expense totaled $154,191,000, an increase of $30,184,000, or 24%, compared with the year ended December 31, 2021. The 2022 non-interest expenses included approximately $12,323,000 of non-recurring acquisition-related expenses for the acquisition of CUB.

Non-interest Expense (dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2023	2022	2021	2022	2021
Salaries and Employee Benefits	$ 83,244	$ 84,145	$ 68,570	(1)%	23 %
Occupancy, Furniture and Equipment Expense	14,467	14,921	14,831	(3)	1
FDIC Premiums	2,829	1,860	1,419	52	31
Data Processing Fees	11,112	15,406	7,611	(28)	102
Professional Fees	5,575	6,295	5,009	(11)	26
Advertising and Promotion	4,857	4,416	4,197	10	5
Intangible Amortization	2,840	3,711	2,731	(23)	36
Other Operating Expenses	19,573	23,437	19,639	(16)	19
TOTAL NON-INTEREST EXPENSE	$ 144,497	$ 154,191	$ 124,007	(6)	24

Salaries and benefits declined $901,000, or 1%, during the year ended December 31, 2023 compared with 2022. The decline in salaries and benefits during 2023 compared with 2022 was largely related to approximately $1,480,000 of acquisition-related salary and benefit costs of a non-recurring nature in 2022 related to the CUB acquisition. Salaries and benefits increased $15,575,000, or 23%, during 2022 compared with 2021. The increase in salaries and benefits during 2022 compared with 2021 was largely attributable to the CUB acquisition, including the aforementioned acquisition-related salary and benefit costs of a non-recurring nature, with the remainder of the increase due primarily to the salaries and benefits costs for the CUB employee base.

FDIC premiums increased $969,000, or 52%, during the year ended December 31, 2023 compared with 2022. The increase during 2023 compared with 2022 was primarily related to an industry-wide 2 basis point increase in the base FDIC premium assessment effective January 1, 2023. FDIC premiums increased $441,000, or 31%, during 2022 compared with 2021. This increase is primarily attributable to an increase in total assessable assets from the acquisition of CUB as well as organic growth.

Data processing fees declined $4,294,000, or 28%, during the year ended December 31, 2023 compared with the year ended December 31, 2022. The decline during 2023 compared with 2022 was largely driven by acquisition-related costs associated with the CUB transaction, which totaled approximately $4,982,000 during 2022. Data processing fees increased $7,795,000, or 102%, during the year ended December 31, 2022 compared with 2021. The increase during 2022 compared with 2021 was largely driven by the aforementioned acquisition-related costs along with the CUB operating costs and costs related to continued data system enhancements.

Professional fees declined $720,000, or 11%, during the year ended December 31, 2023 compared with the year ended December 31, 2022. The decline during 2023 compared with 2022 was primarily due to merger-related professional fees associated with the CUB acquisition that totaled approximately $1,802,000 in 2022, which were partially mitigated by increased legal and other professional fees during 2023. Professional fees increased $1,286,000, or 26%, during 2022 compared with 2021. The increase during 2022 was primarily due to professional fees associated with the CUB acquisition. Merger and acquisition-related professional fees totaled approximately $1,802,000 during 2022 compared with $678,000 during 2021.

Other operating expenses declined $3,864,000, or 16%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The decline during 2023 compared with 2022 was attributable to acquisition-related costs that totaled approximately $3,862,000 in 2022. The acquisition-related costs were primarily vendor contract termination costs. Other operating expenses increased $3,798,000, or 19%, during the year ended December 31, 2022 compared with 2021. The increase in 2022 compared to 2021 was primarily attributable to the aforementioned acquisition-related costs and operating costs associated with CUB.

PROVISION FOR INCOME TAXES

The Company records a provision for current income taxes payable, along with a provision for deferred taxes payable in the future. Deferred taxes arise from temporary differences, which are items recorded for financial statement purposes in a different period than for income tax returns. The Company's effective tax rate was 17.1%, 17.5%, and 18.1%, respectively, in 2023, 2022, and 2021. The effective tax rate in all periods is lower than the blended statutory rate. The lower effective rate in all periods primarily resulted from the Company's tax-exempt investment income on securities, loans, and company owned life insurance, income tax credits generated by investments in affordable housing projects, and income generated by subsidiaries domiciled in a state with no state or local income tax.

See Note 10 to the Company's consolidated financial statements included in Item 8 of this Report for additional details relative to the Company's income tax provision.

CAPITAL RESOURCES

As of December 31, 2023, shareholders' equity increased by $105.2 million to $663.6 million compared with $558.4 million at year-end 2022. The increase in shareholders' equity was partially attributable to the increase in retained earnings of $56.5 million due to net income of $85.9 million during 2023, which was partially offset by the payment of $29.4 million in shareholder dividends. The increase in shareholders' equity was also attributable to an increase in accumulated other comprehensive income ("AOCI") of $46.4 million related to an increase in value of the Company's available-for-sale securities portfolio.

Shareholders' equity represented 10.8% of total assets at December 31, 2023 and 9.1% of total assets at December 31, 2022. Shareholders' equity included $186.7 million of goodwill and other intangible assets at December 31, 2023 compared to $189.8 million of goodwill and other intangible assets at December 31, 2022.

In January 2022, the Company's Board of Directors approved a plan to repurchase up to 1.0 million shares of the Company's outstanding common stock. On a share basis, the amount of common stock subject to the new repurchase plan represented approximately 3% of the Company's outstanding shares on the date it was approved. The Company is not obligated to purchase any shares under the plan, and the plan may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase plan will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market and economic conditions and applicable legal requirements. The Company has not repurchased any shares of common stock under the repurchase plan.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations, like the Company. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide for a more narrow definition of core capital and assign a measure of risk to the various categories of assets. The Company is required to maintain minimum levels of capital in proportion to total risk-weighted assets and off-balance sheet exposures.

The current risk-based capital rules, as adopted by federal banking regulators, are based upon guidelines developed by the Basel Committee on Banking Supervision and reflect various requirements of the Dodd-Frank Act (the "Basel III Rules"). The Basel III Rules require banking organizations to, among other things, maintain a minimum ratio of Total Capital to risk-weighted assets, a minimum ratio of Tier 1 Capital to risk-weighted assets, a minimum ratio of "Common Equity Tier 1 Capital" to risk-weighted assets, and a minimum leverage ratio (calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets). In addition, under the Basel III Rules, in order to avoid limitations on capital distributions, including dividend payments, the Company is required to maintain a 2.5% capital conservation buffer above the adequately capitalized regulatory capital ratios. At December 31, 2023, the capital levels for the Company and its subsidiary bank remained well in excess of the minimum amounts needed for capital adequacy purposes and the Bank's capital levels met the necessary requirements to be considered well-capitalized.

The table below presents the Company's consolidated and the subsidiary bank's capital ratios under regulatory guidelines:

	12/31/2023 Ratio	12/31/2022 Ratio	Minimum for Capital Adequacy Purposes [1]	Well-Capitalized Guidelines
Total Capital (to Risk Weighted Assets)				
Consolidated	16.50 %	15.45 %	8.00 %	N/A
Bank	14.76	14.07	8.00	10.00 %
Tier 1 (Core) Capital (to Risk Weighted Assets)				
Consolidated	14.97 %	13.97 %	6.00 %	N/A
Bank	14.04	13.42	6.00	8.00 %
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)				
Consolidated	14.26 %	13.26 %	4.50 %	N/A
Bank	14.04	13.42	4.50	6.50 %
Tier 1 Capital (to Average Assets)				
Consolidated	11.75 %	10.50 %	4.00 %	N/A
Bank	11.03	10.09	4.00	5.00 %

[1] Excludes capital conservation buffer.

As discussed in Note 1 (Summary of Significant Accounting Policies) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, the Company adopted the CECL accounting standard under GAAP effective January 1, 2020. The regulatory capital rules applicable to the Company provided an optional three-year phase-in period for the day-one adverse regulatory capital effects of adopting CECL. In addition, as part of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), banking organizations were further permitted to mitigate the estimated cumulative regulatory capital effects of CECL for up to an additional two years. As a result, on January 1, 2022, the Company began the required three-year phase-in by reflecting 25% of the previously deferred estimated capital impact of CECL in its regulatory capital. An additional 25% was phased in on each of January 1, 2023 and January 1, 2024, and another 25% will be phased in on January 1, 2025 (at which time the cumulative effects of adopting CECL will have been fully phased into our regulatory capital). Under the five-year transition option, the amount of adjustments to regulatory capital that could be deferred until the phase-in period began included both the initial impact of our adoption of CECL at January 1, 2020 and 25% of subsequent changes in our allowance for credit losses during each quarter of the two-year period ended December 31, 2021.

USES OF FUNDS

LOANS

December 31, 2023 total loans increased $189.3 million, or 5%, compared with December 31, 2022. The increase in total loans at December 31, 2023 compared with year-end 2022 was broad-based across most segments of the portfolio. Commercial real estate loans increased $155.0 million, or 8%, agricultural loans grew $6.4 million, or 2%, and retail loans increased $42.9 million, or 6%. Partially offsetting these increases was a modest decline in commercial and industrial loans of $15.0 million, or 2%, as line of credit utilization remains muted.

December 31, 2022 total loans increased $780.7 million, or 26%, compared with December 31, 2021. The increase in total loans at December 31, 2022 compared with year-end 2021 was largely due to the acquisition of CUB and organic loan growth from throughout the Company's existing market areas, partially offset by a decrease in PPP loans.

The Bank has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentration of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. As reflected in the table below, over the past several years (including 2023), the composition of the loan portfolio has remained relatively stable and diversified.

The portfolio is most heavily concentrated in commercial real estate loans at 53% of the portfolio in 2023, followed by commercial and industrial loans at 17% of the portfolio, and agricultural loans at 11% of the portfolio.

Loan Portfolio	December 31,				
(dollars in thousands)	2023	2022	2021	2020	2019
Commercial and Industrial Loans and Leases	$ 661,529	$ 676,502	$ 548,350	$ 694,437	$ 589,758
Commercial Real Estate Loans	2,121,835	1,966,884	1,530,677	1,467,397	1,495,862
Agricultural Loans	423,803	417,413	358,150	376,186	384,526
Home Equity and Consumer Loans	407,889	377,164	307,184	297,702	306,972
Residential Mortgage Loans	362,844	350,682	263,565	256,276	304,855
Total Loans	3,977,900	3,788,645	3,007,926	3,091,998	3,081,973
Less: Unearned Income	(6,818)	(3,711)	(3,662)	(3,926)	(4,882)
Subtotal	3,971,082	3,784,934	3,004,264	3,088,072	3,077,091
Less: Allowance for Credit Losses	(43,765)	(44,168)	(37,017)	(46,859)	(16,278)
Loans, Net	$ 3,927,317	$ 3,740,766	$ 2,967,247	$ 3,041,213	$ 3,060,813
Net PPP Loans (Included in Commercial and Industrial Loans above)	—	—	19,450	181,984	—
Ratio of Loans to Total Loans					
Commercial and Industrial Loans and Leases	17 %	18 %	18 %	23 %	19 %
Commercial Real Estate Loans	53 %	52 %	51 %	47 %	49 %
Agricultural Loans	11 %	11 %	12 %	12 %	12 %
Home Equity and Consumer Loans	10 %	10 %	10 %	10 %	10 %
Residential Mortgage Loans	9 %	9 %	9 %	8 %	10 %
Total Loans	100 %	100 %	100 %	100 %	100 %

The Company's policy is generally to extend credit to consumer and commercial borrowers in its primary geographic market area in southern Indiana and central and western Kentucky. Commercial extensions of credit outside this market area are generally concentrated in real estate loans within a reasonable proximity of the Company's primary market and are granted on a selective basis.

PPP loans, which were originated in 2020 and early 2021, were made to fund payroll and operational costs of eligible businesses, organizations and self-employed persons during the COVID-19 pandemic. Loans covered by the PPP, which was administered by the Small Business Administration ("SBA") under the provisions of the CARES Act, were eligible for loan forgiveness if program guidelines were met. The Company actively participated in assisting its customers with PPP funding during the program. PPP loans are reflected in Commercial and Industrial Loans and Leases in the table above.

While commercial real estate ("CRE") is the largest component of the Company's loan portfolio, it is well-diversified over numerous property types. Specifically, the commercial real estate loan portfolio, as a percentage of the CRE portfolio and total loans at December 31, 2023, included the following property types: multi-family dwellings (21% of CRE portfolio and 11% of total loans); single family investment properties (12% of CRE portfolio and 7% of total loans); retail space (14% of CRE portfolio and 7% of total loans); office real estate (8% of CRE portfolio and 4% of total loans); lodging (6% of CRE portfolio and 3% of total loans); healthcare facilities (7% of CRE portfolio and 4% of total loans); and land development and construction (6% of CRE portfolio and 3% of total loans). The Company's commercial real estate loan portfolio is further diversified by occupancy type, with approximately 77% of the CRE portfolio being non-owner occupied at December 31, 2023 (which is 41% of the Company's overall loan portfolio), and 23% of the CRE portfolio being owner occupied (which is 12% of the Company's total loan portfolio).

The commercial real estate loan portfolio, as a percentage of the CRE portfolio and total loans at December 31, 2022, included the following property types: multi-family dwellings (20% of CRE portfolio and 11% of total loans); single family investment properties (14% of CRE portfolio and 7% of total loans); retail space (13% of CRE portfolio and 7% of total loans); office real estate (7% of CRE portfolio and 4% of total loans); lodging (6% of CRE portfolio and 3% of total loans); healthcare facilities (6% of CRE portfolio and 3% of total loans); and land development and construction (5% of CRE portfolio and 3% of total loans). The Company's commercial real estate loan portfolio is further diversified by occupancy type, with approximately 78% of the CRE portfolio being non-owner occupied at December 31, 2022 (which is 40% of the Company's overall loan portfolio), and 22% of the CRE portfolio being owner occupied (which is 12% of the Company's total loan portfolio).

Commercial real estate loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Like much of the Bank's lending activities, the underwriting standards for commercial real estate are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, our management examines market conditions and current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. As discussed above, the properties securing our commercial real estate portfolio are diverse in terms of property type, occupancy type, and geographic location. This diversity helps reduce the Bank's exposure to adverse economic events that affect any single market or industry. Management will continue to monitor and evaluate commercial real estate loans based on collateral, geography and risk grade criteria.

The following table indicates the amounts of loans (excluding residential mortgages on 1-4 family residences and consumer loans) outstanding as of December 31, 2023, which, based on remaining scheduled repayments of principal, are due in the periods indicated (dollars in thousands).

	Within One Year	One to Five Years	After Five Years	Total
Commercial and Agricultural	$ 845,677	$ 1,601,441	$ 771,576	$ 3,218,694

	Interest Sensitivity	
	Fixed Rate	Variable Rate
Loans Maturing After One Year	$ 824,511	$ 1,548,506

INVESTMENTS

The investment portfolio is a principal source for funding the Company's loan growth and other liquidity needs of its subsidiaries. The Company's securities portfolio primarily consists of money market securities, collateralized and uncollateralized federal agency securities, municipal obligations of state and political subdivisions, and mortgage-backed securities and collateralized mortgage obligations (MBS/CMO - Residential) issued by U.S. government agencies. Money market securities include federal funds sold, interest-bearing balances with banks, and other short-term investments. The composition of the year-end balances in the investment portfolio is presented in Note 2 (Securities) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and in the table below:

Investment Portfolio, at Amortized Cost	December 31,					
(dollars in thousands)	2023	%	2022	%	2021	%
Federal Funds Sold and Other Short-term Investments	$ 36,525	2 %	$ 41,905	2 %	$ 349,717	16 %
U.S. Treasury	—	—	64,097	3	—	—
Obligations of State and Political Subdivisions	889,940	47	939,193	44	896,048	40
MBS/CMO	761,025	40	846,519	40	797,693	36
US Gov't Sponsored Entities & Agencies	220,295	11	245,017	11	175,457	8
Equity Securities	353	n/m [1]	353	n/m [1]	353	n/m [1]
Total Securities Portfolio	$1,908,138	100 %	$2,137,084	100 %	$2,219,268	100 %

[1] n/m = not meaningful

The amortized cost of investment securities, including federal funds sold and short-term investments, decreased $229.0 million, or 11%, at year-end 2023 compared to year-end 2022 and decreased $82.2 million, or 4%, at year-end 2022 compared to year-end 2021. The decline in the available for sale portfolio during 2023 compared with 2022 was primarily the result of the Company's utilization of cash flows of approximately $171 million from the securities portfolio to fund loan growth and overall modest deposit declines. The decline in 2023 was broad-based across all areas of the investment portfolio. Mortgage related securities declined $85.5 million, or 10%, obligations of state and political subdivisions declined $49.3 million, or 5%, and US treasuries declined $64 million, or 100%, as compared to 2022. The decline from year-end 2022 compared with year-end 2021 was primarily attributable to the decrease in federal funds sold which is partially offset by the increase in amortized cost of obligations of state and political subdivisions, agency issued mortgage related securities and collateralized and uncollateralized federal agency securities.

The investment portfolio continues to be relatively balanced with agency issued mortgage related securities and collateralized and uncollateralized federal agency securities totaling $981.3 million, or 51% of the total securities portfolio at December 31, 2023. The Company's level of obligations of state and political subdivisions increased to $889.9 million, or 47% of the portfolio at December 31, 2023.

Investment Securities, at Carrying Value
(dollars in thousands)

Securities Available-for-Sale	December 31, 2023	December 31, 2022	December 31, 2021
U.S. Treasury	$ —	$ 64,119	$ —
Obligations of State and Political Subdivisions	768,875	777,852	925,706
MBS/CMO	645,040	714,681	791,950
US Gov't Sponsored Entities & Agencies	182,917	205,017	171,961
Total Securities	$ 1,596,832	$ 1,761,669	$ 1,889,617

As discussed above, the Company utilized cash flows from the available for sale portfolio to fund loan growth and an overall modest decline in deposits. This cash flow utilization drove the decline in carrying value in the available for sale portfolio from 2023 to 2022, which was slightly offset by the fair value adjustments in the portfolio due to the change in interest rates. The decline in the available for sale portfolio during 2022 compared with 2021 was largely attributable to fair value adjustments in the portfolio caused by the rise in market interest rates. The Company's $1.597 billion available-for-sale investment portfolio provides an additional funding source for the liquidity needs of the Company's subsidiaries and for asset/liability management requirements. Although management has the ability to sell these securities if the need arises, their designation as available-for-sale should not necessarily be interpreted as an indication that management anticipates such sales.

The amortized cost of available-for-sale debt securities at December 31, 2023 is shown in the following table by contractual maturity. MBS/CMO - Residential securities are based on estimated average lives. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.

Maturities and Average Yields of Securities at December 31, 2023
(dollars in thousands)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury	$ —	— %	$ —	— %	$ —	— %	$ —	— %
Obligations of State and Political Subdivisions	1,768	3.72 %	17,548	4.28 %	65,213	3.26 %	805,411	3.01 %
MBS/CMO	—	— %	35,091	2.72 %	31,116	2.22 %	694,818	1.77 %
US Gov't Sponsored Entities & Agencies	333	2.48 %	8,675	1.14 %	12,094	2.94 %	199,193	1.82 %
Total Securities	$ 2,101	3.52 %	$ 61,314	2.94 %	$ 108,423	2.93 %	$1,699,422	2.36 %

A tax-equivalent adjustment using a tax rate of 21 percent was used in the above table.

CONTRACTUAL OBLIGATIONS

In addition to the other uses of funds discussed previously, the Company has certain contractual obligations to make cash payments. These contractual obligations primarily consist of borrowings from the Federal Home Loan Bank ("FHLB"), junior subordinated debentures, deposits, repurchase agreements, and lease commitments for certain office facilities. A summary of these payment obligations is set forth below.

Contractual and Other Obligations (dollars in thousands)	Payments Due In		
	One Year or Less	Over One Year	Total
Deposits without Stated Maturities	$ 4,485,921	$ —	$ 4,485,921
Time Deposits	707,978	59,064	767,042
Federal Home Loan Bank Advances	25,000	25,000	50,000
Other Borrowings (Subordinated Notes and Debentures)	—	81,220	81,220
Federal Funds Purchased	25,000	—	25,000
Securities Sold under Repurchase Agreements	40,968	—	40,968
Lease Obligations	1,775	8,133	9,908
Total Contractual and Other Obligations	$ 5,286,642	$ 173,417	$ 5,460,059

In the normal course of business, the Company makes commitments to extend credit and commitments to sell loans, which are not reflected in its consolidated financial statements. For further information about such commitments, see Note 14 (Commitments and Off-balance Sheet Items) in Notes to the Consolidated Financial Statements included in Item 8 of this Report.

SOURCES OF FUNDS

The Company's primary source of funding is its base of core customer deposits. Core deposits consist of demand deposits, savings, interest-bearing checking, money market accounts, and certificates of deposit of less than $100,000. Other deposit sources include certificates of deposit of $100,000 or more. The deposit base remains diverse with stable and manageable exposure to uninsured and uncollateralized deposits of approximately 21% of total deposits.

Other funding sources include overnight borrowings from other financial institutions and securities sold under agreement to repurchase. The membership of the Company's affiliate bank in the Federal Home Loan Bank System provides a significant additional source for both long and short-term collateralized borrowings. In addition, the Company, as a separate and distinct corporation from its bank and other subsidiaries, also has the ability to borrow funds from other financial institutions and to raise debt or equity capital from the capital markets and other sources. The following pages contain a discussion of changes in funding sources.

The table below illustrates changes between years in the average balances of all funding sources:

Funding Sources - Average Balances (dollars in thousands)	December 31,			% Change From Prior Year	
	2023	2022	2021	2023	2022
Demand Deposits					
Non-interest-bearing	$ 1,553,082	$ 1,738,349	$ 1,378,647	(11)%	26 %
Interest-bearing	1,826,232	2,013,969	1,595,579	(9)	26
Savings Deposits	572,623	640,653	460,945	(11)	39
Money Market Accounts	656,396	833,119	645,747	(21)	29
Other Time Deposits	257,736	262,764	226,419	(2)	16
Total Core Deposits	4,866,069	5,488,854	4,307,337	(11)	27
Certificates of Deposits of $100,000 or more	330,406	211,645	186,516	56	13
FHLB Advances and Other Borrowings	210,837	159,029	186,750	33	(15)
Total Funding Sources	$ 5,407,312	$ 5,859,528	$ 4,680,603	(8)	25

Maturities of certificates of deposit of $100,000 or more are summarized as follows:
(dollars in thousands)

	3 Months Or Less	3 - 6 Months	6 - 12 Months	Over 12 Months	Total
December 31, 2023	$ 119,055	$ 117,165	$ 222,396	$ 19,349	$ 477,965

CORE DEPOSITS

The Company's overall level of average core deposits declined approximately $622.8 million, or 11%, during 2023 compared with 2022. The Company's overall level of period-end core deposits declined approximately $381.8 million, or 7%, during 2023 compared with 2022. Competitive deposit pricing in the marketplace as well as customers actively looking for yield opportunities within and outside the banking industry are contributing factors to the decline in total deposits over the course of the past year. A meaningful level of the outflow of deposits experienced during the past year was captured within the Company's wealth management group.

The Company's ability to attract core deposits continues to be influenced by competition and the interest rate environment, as well as the availability of alternative investment products. The Company has continued to see customer movement from both interest bearing and non-interest bearing transactional accounts to time deposits due primarily to a higher interest rate environment. Core deposits continue to represent a significant funding source for the Company's operations and represented 90% of average total funding sources during 2023 compared with 94% during 2022 and 92% during 2021.

The Company's overall level of average core deposits increased approximately $1.2 billion, or 27%, during 2022 compared with 2021, largely as a result of the CUB acquisition. During 2022, average demand deposits (non-interest bearing and interest bearing) increased $778.1 million, average savings deposits increased $179.7 million, average money market demand deposits increased $187.4 million and average time deposits under $100,000 increased $36.3 million.

Demand, savings, and money market deposits have provided a growing source of funding for the Company in each of the periods reported. Average demand, savings, and money market deposits declined 12% during 2023 following 28% growth during 2022. Average demand, savings, and money market deposits totaled $4.608 billion or 95% of core deposits (85% of total funding sources) in 2023 compared with $5.226 billion or 95% of core deposits (89% of total funding sources) in 2022 and $4.080 billion or 95% of core deposits (87% of total funding sources) in 2021.

Other time deposits consist of certificates of deposits in denominations of less than $100,000. These average deposits declined by 2% during 2023 following an increase of 16% during 2022. Other time deposits comprised 5% of core deposits in all periods presented.

OTHER FUNDING SOURCES

Certificates of deposits in denominations of $100,000 or more are an additional source of other funding for the Company's bank subsidiary and are used as both long-term and short-term funding sources. On an average basis, large denomination certificates increased $118.8 million, or 56%, during 2023. This follows an increase of $25.1 million, or 13% during 2022. Large certificate deposits comprised approximately 6% of average total funding sources in 2023 compared with 4% in 2022 and 4% in 2021. On an end of period basis, certificates of deposits in denominations of $100,000 or more increased $284.7 million, or 147%, during 2023 compared to an increase of $47.8 million, or 33%, during 2022. As previously discussed, customers seeking higher yield opportunities were a contributing factor to growth in this category of the Company's funding sources.

The Company had no brokered deposits as of December 31, 2023 and 2022. The Company participates in a reciprocal deposit program. Reciprocal Deposits totaled $77.9 million at December 31, 2023 and $42.6 million at December 31, 2022.

FHLB advances and other borrowings represent an important source of other funding for the Company. Average borrowed funds increased $51.8 million, or 33%, during 2023 compared to a decline of $27.8 million, or 15%, during 2022. Borrowings comprised approximately 4% of average total funding sources during 2023 compared with 3% in 2022 and 4% in 2021.

The bank subsidiary of the Company also utilizes short-term funding sources from time to time. These sources consist of overnight federal funds purchased from other financial institutions, secured repurchase agreements that generally mature within one day of the transaction date, and secured overnight variable rate borrowings from the FHLB. These borrowings represent an important source of short-term liquidity for the Company's bank subsidiary.

The Company's bank subsidiary is authorized by its Board to borrow up to $500 million at the FHLB, but availability at December 31, 2023 was limited to approximately $226 million based on the then pledged collateral and outstanding borrowings. In addition, the Company had a borrowing capacity of approximately $200 million at the Federal Reserve Bank as of December 31, 2023, based on the then pledged collateral. The capacity for borrowings from the FHLB and the Federal Reserve Bank could be increased, in each case, by the Company pledging additional available collateral. The Company's Asset/Liability Committee closely monitors the availability of these sources as part of its overall oversight and management of the bank subsidiary's liquidity.

Long-term debt at the Company's bank subsidiary is in the form of FHLB advances, which are secured by the pledge of certain investment securities, residential and housing-related mortgage loans, and certain other commercial real estate loans. See Note 7 (FHLB Advances and Other Borrowings) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report for further information regarding borrowed funds.

PARENT COMPANY FUNDING SOURCES

The parent company is a corporation separate and distinct from its bank and other subsidiaries. For information regarding the financial condition, result of operations, and cash flows of the Company, presented on a parent-company-only basis, see Note 17 (Parent Company Financial Statements) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

The Company uses funds at the parent company level to pay dividends to its shareholders, to acquire or make other investments in other businesses or their securities or assets, to repurchase its stock from time to time, and for other general corporate purposes. The parent company does not have access to the deposits and certain other sources of funds that are available to its bank subsidiary to support its operations. Instead, the parent company has historically derived most of its revenues from dividends paid to the parent company by its bank subsidiary. The Company's banking subsidiary is subject to statutory restrictions on its ability to pay dividends to the parent company. See Note 8 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which is incorporated herein by reference. The parent company has, from time-to-time, supplemented the dividends received from its subsidiaries with borrowings. For details related to borrowings, see Note 7 (FHLB Advances and Other Borrowings) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

At year-end 2023, the Company had available to it a $15 million revolving line of credit facility that will mature on September 25, 2024. Borrowings are available for general working capital purposes. Interest is payable quarterly at a floating rate based upon term SOFR rate plus a margin payable in respect of any principal amounts advanced under the revolving line of credit. There was no outstanding balance as of December 31, 2023.

RISK MANAGEMENT

The Company is exposed to various types of business risk on an on-going basis. These risks include credit risk, liquidity risk and interest rate risk. Various procedures are employed at the Company's subsidiary bank to monitor and mitigate risk in the loan and investment portfolios, as well as risks associated with changes in interest rates. Following is a discussion of the Company's philosophies and procedures to address these risks.

LENDING AND LOAN ADMINISTRATION

Primary responsibility and accountability for day-to-day lending activities rests with the Company's subsidiary bank. Loan personnel at the subsidiary bank have the authority to extend credit under guidelines approved by the Bank's board of directors. The executive loan committee serves as a vehicle for communication and for the pooling of knowledge, judgment and experience of its members. The committee provides valuable input to lending personnel, acts as an approval body, and monitors the overall quality of the Bank's loan portfolio. The Corporate Credit Risk Management Committee comprised of members of the Company's and its subsidiary Bank's executive officers and board of directors, strives to ensure a consistent application of the Company's lending policies. The Company also maintains a comprehensive risk-grading and loan review program, which includes quarterly reviews of problem loans, delinquencies and charge-offs. The purpose of this program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for credit losses.

The Company maintains an allowance for credit losses to cover management's estimate of all expected credit losses over the expected contractual life of the loan portfolio. Management estimates the required level of allowance for credit losses using past loan loss experience, information about specific borrower situations and estimated collateral values, along with reasonable and supportable forecasts, judgmentally adjusted for economic, external and internal quantitative and qualitative factors and portfolio trends. Economic factors include evaluating changes in international, national, regional and local economic and business conditions that affect the collectability of the loan portfolio. Internal factors include evaluating changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; and changes in experience, ability and depth of lending management and staff. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance for credit losses is comprised of: (a) specific reserves on individual credits; and (b) general reserves for certain loan categories and industries, and overall historical loss experience; based on performance trends in the loan portfolios, current economic conditions, and other factors that influence the level of estimated credit losses. The need for specific reserves are considered for credits when: (a) the customer's cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or, (d) other reasons where the ultimate collectability of the loan is in question, or the loan characteristics require special monitoring.

Allowance for Credit Losses
(dollars in thousands)

	Years Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Balance of Allowance for Expected Credit Losses at Beginning of Period	$ **44,168**	$ 37,017	$ 46,859	$ 16,278	$ 15,823
Impact of adopting ASC 326	**—**	—	—	8,767	—
Impact of adopting ASC 326 - PCD loans	**—**	—	—	6,886	—
Loans Charged-off:					
Commercial and Industrial Loans and Leases	**1,792**	1,149	2,777	2,119	3,810
Commercial Real Estate Loans	**56**	79	10	36	320
Agricultural Loans	**27**	—	—	—	—
Home Equity and Consumer Loans	**1,858**	1,598	1,003	942	1,155
Residential Mortgage Loans	**58**	24	45	39	117
Total Loans Charged-off	**3,791**	2,850	3,835	3,136	5,402
Recoveries of Previously Charged-off Loans:					
Commercial and Industrial Loans and Leases	**154**	26	61	23	56
Commercial Real Estate Loans	**76**	24	40	129	29
Agricultural Loans	**—**	—	—	—	—
Home Equity and Consumer Loans	**605**	479	359	358	440
Residential Mortgage Loans	**3**	5	33	4	7
Total Recoveries	**838**	534	493	514	532
Net Loans Recovered (Charged-off)	**(2,953)**	(2,316)	(3,342)	(2,622)	(4,870)
Acquisition of Citizens Union Bank of Shelbyville, KY - PCD Loans	**—**	3,117	—	—	—
Additions to Allowance Charged to Expense	**2,550**	6,350	(6,500)	17,550	5,325
Balance at End of Period	$ **43,765**	$ 44,168	$ 37,017	$ 46,859	$ 16,278
Net Charge-offs (Recoveries) to Average Loans Outstanding	**0.08 %**	0.06 %	0.11 %	0.08 %	0.17 %
Provision for Credit Losses to Average Loans Outstanding	**0.07 %**	0.17 %	(0.21)%	0.55 %	0.18 %
Allowance for Credit Losses to Total Loans at Year-end	**1.10 %**	1.17 %	1.23 %	1.52 %	0.53 %

The following table indicates the breakdown of the allowance for credit losses for the periods indicated (dollars in thousands):

	Years Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Commercial and Industrial Loans and Leases	$ **8,267**	$ 13,958	$ 9,754	$ 6,645	$ 4,799
Commercial Real Estate Loans	**25,923**	21,598	19,245	29,878	4,692
Agricultural Loans	**3,837**	4,188	4,505	6,756	5,315
Home Equity and Consumer Loans	**2,976**	2,196	1,808	1,636	634
Residential Mortgage Loans	**2,762**	2,228	1,705	1,944	333
Unallocated	**—**	—	—	—	505
Total Allowance for Credit Losses	$ **43,765**	$ 44,168	$ 37,017	$ 46,859	$ 16,278

The Company's allowance for credit losses totaled $43.8 million at December 31, 2023 compared to $44.2 million at December 31, 2022. The allowance for credit losses represented 1.10% of period-end loans at December 31, 2023 compared with 1.17% of period-end loans at December 31, 2022.

The Company adopted ASU No. 2016-13, Financial instruments - Credit Losses (Topic 326) on January 1, 2020. The Company added $9.4 million to the allowance for credit losses in conjunction with the closing of the CUB acquisition on January 1, 2022 related to the CUB loan portfolio. Of the increase in allowance for credit losses for the CUB portfolio, $6.3 million was recorded through the provision for credit losses on "Day 1" under the CECL model for non-PCD loans. The Company also acquired $29.9 million in PCD loans (at time of acquisition) for which the company recorded a credit adjustment of $3.1 million which was included in the allowance for credit losses.

The Company realized net charge-offs of $2,953,000, or 0.08% of average loans outstanding, during 2023 compared with $2,316,000, or 0.06% of average loans outstanding, during 2022 and $3,342,000, or 0.11% of average loans outstanding, during 2021.

Please see "RESULTS OF OPERATIONS - Provision for Credit Losses" and "CRITICAL ACCOUNTING POLICIES AND ESTIMATES - Allowance for Credit Losses" for additional information regarding the allowance.

NON-PERFORMING ASSETS

Non-performing assets consist of: (a) non-accrual loans; (b) loans which have been renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower; (c) loans past due 90 days or more as to principal or interest; and, (d) other real estate owned. Loans are placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower's ability to repay becomes doubtful. Uncollected accrued interest is reversed against income at the time a loan is placed on non-accrual. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection. The following table presents an analysis of the Company's non-performing assets.

Non-performing Assets	December 31,				
(dollars in thousands)	2023	2022	2021	2020	2019
Non-accrual Loans	$ 9,136	$ 12,888	$ 14,602	$ 21,507	$ 13,802
Past Due Loans (90 days or more and accruing)	55	1,427	156	—	190
Total Non-performing Loans	9,191	14,315	14,758	21,507	13,992
Other Real Estate	—	—	—	325	425
Total Non-performing Assets	$ 9,191	$ 14,315	$ 14,758	$ 21,832	$ 14,417
Restructured Loans	$ —	$ —	$ 104	$ 111	$ 116
Non-performing Loans to Total Loans	0.23 %	0.38 %	0.49 %	0.70 %	0.45 %
Allowance for Credit Losses to Non-performing Loans	476.17 %	308.54 %	250.83 %	217.88 %	116.34 %

The following tables present an analysis of the Company's non-accrual loans and loans past due 90 days or more and still accruing.

Non-Accrual Loans	December 31,				
(dollars in thousands)	2023	2022	2021	2020	2019
Commercial and Industrial Loans and Leases	$ 3,707	$ 7,936	$ 10,530	$ 8,133	$ 4,940
Commercial Real Estate Loans	1,889	1,950	2,243	10,188	3,433
Agricultural Loans	879	1,062	1,136	1,915	2,739
Home Equity Loans	1,033	310	24	271	79
Consumer Loans	253	400	82	170	115
Residential Mortgage Loans	1,375	1,230	587	830	2,496
Total	$ 9,136	$ 12,888	$ 14,602	$ 21,507	$ 13,802

Loans Past Due 90 Days or More & Still Accruing	December 31,				
(dollars in thousands)	2023	2022	2021	2020	2019
Commercial and Industrial Loans and Leases	$ —	$ 1,427	$ —	$ —	$ 190
Commercial Real Estate Loans	55	—	156	—	—
Agricultural Loans	—	—	—	—	—
Home Equity Loans	—	—	—	—	—
Consumer Loans	—	—	—	—	—
Residential Mortgage Loans	—	—	—	—	—
Total	$ 55	$ 1,427	$ 156	$ —	$ 190

Non-performing assets totaled $9.2 million, or 0.15% of total assets, at December 31, 2023 compared to $14.3 million, or 0.23% of total assets, at December 31, 2022 and compared to $14.8 million, or 0.26% of total assets, at December 31, 2021. Non-performing loans totaled $9.2 million, or 0.23% of total loans, at December 31, 2023 compared with $14.3 million, or 0.38% of total loans, at December 31, 2022 and compared with $14.8 million, or 0.49% of total loans, at December 31, 2021.

The decline in the level of non-performing commercial and industrial loans and leases during 2023 was primarily attributable to the resolution of a single commercial borrowing relationship with minimal loss recognition for which the Company had established a significant reserve in previous periods. The decline in the level of non-performing commercial and industrial loans and leases during 2022 was primarily attributable to certain credits that were either charged-off or paid off, which were in non-accrual status.

For additional detail on individually analyzed loans, see Note 4 (Loans) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Interest income recognized on non-performing loans for 2023 was $231,000. The gross interest income that would have been recognized in 2023 on non-performing loans if the loans had been current in accordance with their original terms was $1,313,000. Loans are typically placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more, unless the loan is well secured and in the process of collection.

LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

Liquidity is a measure of the ability of the Company's subsidiary bank to fund new loan demand, existing loan commitments and deposit withdrawals. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations to ensure a dependable funding base, without unduly penalizing earnings. Failure to properly manage liquidity requirements can result in the need to satisfy customer withdrawals and other obligations on less than desirable terms. The liquidity of the parent company is dependent upon the receipt of dividends from its bank subsidiary, which are subject to certain regulatory limitations explained in Note 8 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report. The subsidiary bank's source of funding is predominately core deposits, time deposits in excess of $100,000 and brokered certificates of deposit, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank and Federal Reserve Bank.

Interest rate risk is the exposure of the Company's financial condition to adverse changes in market interest rates. In an effort to estimate the impact of sustained interest rate movements to the Company's earnings, the Company monitors interest rate risk through computer-assisted simulation modeling of its net interest income. The Company's simulation modeling monitors the potential impact to net interest income under various interest rate scenarios. The Company's objective is to actively manage its asset/liability position within a one-year interval and to limit the risk in any of the interest rate scenarios to a reasonable level of tax-equivalent net interest income within that interval. The Company's Asset/Liability Committee monitors compliance within established guidelines of the Funds Management Policy. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk section for further discussion regarding interest rate risk.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee and Boards of Directors of the parent company and its subsidiary bank. Primary market risks which impact the Company's operations are liquidity risk and interest rate risk.

The liquidity of the parent company is dependent upon the receipt of dividends from its subsidiary bank, which is subject to certain regulatory limitations. The Bank's source of funding is predominately core deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank.

The Company monitors interest rate risk by the use of computer simulation modeling to estimate the potential impact on its net interest income under various interest rate scenarios, and by estimating its static interest rate sensitivity position. Another method by which the Company's interest rate risk position can be estimated is by computing estimated changes in its net portfolio value ("NPV"). This method estimates interest rate risk exposure from movements in interest rates by using interest rate sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities. NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities.

Computations for measuring both net interest income and NPV are based on a number of assumptions, including the relative levels of market interest rates and prepayments in mortgage loans and certain types of investments. These computations do not contemplate any actions management may undertake in response to changes in interest rates, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the method of computing both net interest income and NPV. Should interest rates remain or decrease below current levels, the proportion of adjustable rate loans could decrease in future periods due to refinancing activity. In the event of an interest rate change, prepayment levels would likely be different from those assumed in the modeling. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

The Company from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Company's risk management strategy.

The table below provides an assessment of the risk to net interest income over the next 12 months in the event of a sudden and sustained 1% and 2% increase and decrease in prevailing interest rates (dollars in thousands).

Interest Rate Sensitivity as of December 31, 2023 - Net Interest Income

Changes in Rates	Net Interest Income	
	Amount	% Change
+2%	$ 201,181	(0.34)%
+1%	202,136	0.14
Base	201,862	—
-1%	199,444	(1.20)
-2%	196,374	(2.72)

The above table is a measurement of the Company's net interest income at risk, assuming a static balance sheet as of December 31, 2023 and instantaneous parallel changes in interest rates. The Company also monitors interest rate risk under other scenarios including a more gradual movement in market interest rates. This type of scenario can at times produce different modeling results in measuring interest rate risk sensitivity.

The table below provides an assessment of the risk to NPV in the event of a sudden and sustained 1% and 2% increase and decrease in prevailing interest rates (dollars in thousands).

Interest Rate Sensitivity as of December 31, 2023 - Net Portfolio Value

| | Net Portfolio Value | | Net Portfolio Value as a % of Present Value of Assets | |
Changes in Rates	Amount	% Change	NPV Ratio	Change
+2%	$ 575,830	(17.25)%	10.72 %	(140) b.p.
+1%	637,347	(8.41)	11.48	(64) b.p.
Base	695,888	—	12.12	—
-1%	743,599	6.86	12.54	42 b.p.
-2%	770,311	10.69	12.60	48 b.p.

The above discussion, and the portions of MANAGEMENT'S DISCUSSION AND ANALYSIS in Item 7 of this Report that are referenced in the above discussion contain statements relating to future results of the Company that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, simulation of the impact on net interest income from changes in interest rates. Actual results may differ materially from those expressed or implied therein as a result of certain risks and uncertainties, including those risks and uncertainties expressed above, those that are described in MANAGEMENT'S DISCUSSION AND ANALYSIS in Item 7 of this Report, and those that are described in Item 1 of this Report, "Business," under the caption "Forward-Looking Statements and Associated Risks," which discussions are incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of German American Bancorp, Inc.
Jasper, Indiana

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of German American Bancorp, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

As discussed in Notes 1 and 4, the allowance for credit losses (the "ACL") is an accounting estimate of expected credit losses over the estimated life of financial assets carried at amortized cost and off-balance-sheet credit exposures in accordance with Accounting Standards Update (the "ASU") 2016-13, *Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The standard requires the Company's loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on historical experience, current conditions and reasonable and supportable forecasts over the estimated life of the loans. In order to estimate the expected credit losses, the Company utilizes a loss estimation model. The Company utilizes the static pool methodology for determining the allowance for credit losses. The static pool methodology tracks loan pool by segment over a period of time to calculate a loss rate. Loss rates are then qualitatively adjusted for current conditions and reasonable and supportable forecast. Commercial and agricultural loans graded special mention and substandard are also adjusted based on a migration analysis technique.

Auditing the Allowance for Credit Losses for Loans was identified by us as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management. The principal considerations resulting in our determination included the following:

• Significant auditor judgment and effort were used in evaluating the qualitative factors used in the calculation.
• Significant audit effort to test the completeness and accuracy of data used in the migration analysis calculation, including accuracy of loan risk rating, and its application to the commercial and agricultural loan segments.

The primary procedures performed to address this critical audit matter included:

• Testing the effectiveness of controls over the Company's preparation and review of the allowance for credit loss calculation, including relevance and reliability of data used as the basis for adjustments related to the qualitative factors, management's judgments and significant assumptions in the development and reasonableness of qualitative factors, and mathematical accuracy and appropriateness of the application of qualitative factors;

- Substantively testing management's process for developing the qualitative factors and assessing relevance and reliability of data used to develop factors, including evaluating their judgments and significant assumptions for reasonableness, and mathematical accuracy and appropriateness of the application of qualitative factors;
- Testing the effectiveness of controls over the Company's loan risk rating;
- Substantively testing the accuracy of both the loan risk ratings as well as testing the accuracy of the transition matrix.

Crowe LLP

We have served as the Company's auditor since 1977.

Louisville, Kentucky
February 27, 2024

Consolidated Balance Sheets
Dollars in thousands, except share and per share data

	December 31, 2023	December 31, 2022
ASSETS		
Cash and Due from Banks	$ 78,805	$ 75,476
Federal Funds Sold and Other Short-term Investments	36,525	41,905
Cash and Cash Equivalents	115,330	117,381
Interest-bearing Time Deposits with Banks	500	500
Securities Available-for-Sale, at Fair Value (Amortized Cost $1,871,260 for December 31, 2023; Amortized Cost $2,094,826 for December 31, 2022; No Allowance for Credit Losses)	1,596,832	1,761,669
Other Investments	353	353
Loans Held-for-Sale, at Fair Value	5,226	8,600
Loans	3,977,900	3,788,645
Less: Unearned Income	(6,818)	(3,711)
Allowance for Credit Losses	(43,765)	(44,168)
Loans, Net	3,927,317	3,740,766
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	14,687	15,037
Premises, Furniture and Equipment, Net	106,776	112,237
Other Real Estate	—	—
Goodwill	180,357	180,357
Intangible Assets	6,307	9,426
Company Owned Life Insurance	85,840	83,998
Accrued Interest Receivable and Other Assets	112,673	125,667
TOTAL ASSETS	$ 6,152,198	$ 6,155,991
LIABILITIES		
Non-interest-bearing Demand Deposits	$ 1,493,160	$ 1,691,804
Interest-bearing Demand, Savings, and Money Market Accounts	2,992,761	3,229,778
Time Deposits	767,042	428,469
Total Deposits	5,252,963	5,350,051
FHLB Advances and Other Borrowings	193,937	203,806
Accrued Interest Payable and Other Liabilities	41,740	43,741
TOTAL LIABILITIES	5,488,640	5,597,598
Commitments and Contingencies (See Note 14)		
SHAREHOLDERS' EQUITY		
Common Stock, no par value, $1 stated value; 45,000,000 shares authorized	29,585	29,493
Additional Paid-in Capital	389,411	387,171
Retained Earnings	461,622	405,167
Accumulated Other Comprehensive Income (Loss)	(217,060)	(263,438)
TOTAL SHAREHOLDERS' EQUITY	663,558	558,393
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,152,198	$ 6,155,991
End of period shares issued and outstanding	29,584,709	29,493,193

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income
Dollars in thousands, except per share data

	Years Ended December 31,		
	2023	**2022**	**2021**
INTEREST INCOME			
Interest and Fees on Loans	**$ 212,517**	$ 169,158	$ 139,151
Interest on Federal Funds Sold and Other Short-term Investments	**1,677**	5,765	488
Interest and Dividends on Securities:			
Taxable	**20,614**	20,453	12,962
Non-taxable	**21,848**	23,550	17,778
TOTAL INTEREST INCOME	**256,656**	218,926	170,379
INTEREST EXPENSE			
Interest on Deposits	**56,916**	13,514	4,955
Interest on FHLB Advances and Other Borrowings	**9,307**	4,828	4,594
TOTAL INTEREST EXPENSE	**66,223**	18,342	9,549
NET INTEREST INCOME	**190,433**	200,584	160,830
Provision for Credit Losses	**2,550**	6,350	(6,500)
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**187,883**	194,234	167,330
NON-INTEREST INCOME			
Wealth Management Fees	**11,711**	10,076	10,321
Service Charges on Deposit Accounts	**11,538**	11,457	7,723
Insurance Revenues	**9,596**	10,020	9,268
Company Owned Life Insurance	**1,731**	2,264	1,529
Interchange Fee Income	**17,452**	15,820	13,116
Other Operating Income	**5,830**	5,116	6,991
Net Gains on Sales of Loans	**2,363**	3,818	8,267
Net Gains on Securities	**40**	562	2,247
TOTAL NON-INTEREST INCOME	**60,261**	59,133	59,462
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	**83,244**	84,145	68,570
Occupancy Expense	**10,887**	11,223	11,081
Furniture and Equipment Expense	**3,580**	3,698	3,750
FDIC Premiums	**2,829**	1,860	1,419
Data Processing Fees	**11,112**	15,406	7,611
Professional Fees	**5,575**	6,295	5,009
Advertising and Promotion	**4,857**	4,416	4,197
Intangible Amortization	**2,840**	3,711	2,731
Other Operating Expenses	**19,573**	23,437	19,639
TOTAL NON-INTEREST EXPENSE	**144,497**	154,191	124,007
Income before Income Taxes	**103,647**	99,176	102,785
Income Tax Expense	**17,759**	17,351	18,648
NET INCOME	**$ 85,888**	$ 81,825	$ 84,137
Basic Earnings per Share	**$ 2.91**	$ 2.78	$ 3.17
Diluted Earnings per Share	**$ 2.91**	$ 2.78	$ 3.17

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
Dollars in thousands

	Years Ended December 31,		
	2023	**2022**	**2021**
NET INCOME	$ **85,888**	$ 81,825	$ 84,137
Other Comprehensive Income (Loss):			
Unrealized Gains (Losses) on Securities:			
Unrealized Holding Gain (Loss) Arising During the Period	**58,769**	(353,013)	(23,011)
Reclassification Adjustment for Gains Included in Net Income	**(40)**	(563)	(2,247)
Tax Effect	**(12,351)**	74,600	5,367
Net of Tax	**46,378**	(278,976)	(19,891)
Postretirement Benefit Obligation:			
Net (Loss) Arising During the Period	—	—	—
Reclassification Adjustment for Amortization of Prior Service Cost and Net	—	54	—
Tax Effect	—	—	—
Net of Tax	—	54	—
Total Other Comprehensive Income (Loss)	**46,378**	(278,922)	(19,891)
COMPREHENSIVE INCOME (LOSS)	$ **132,266**	$ (197,097)	$ 64,246

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Dollars in thousands, except share and per share data

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balances, December 31, 2020	26,502,157	$ 26,502	$ 274,385	$ 288,447	$ 35,375	$ 624,709
Net Income				84,137		84,137
Other Comprehensive Income (Loss)					(19,891)	(19,891)
Cash Dividends ($0.84 per share)				(22,220)		(22,220)
Issuance of Common Stock for:						
Restricted Share Grants	51,351	52	1,672			1,724
Balances, December 31, 2021	26,553,508	26,554	276,057	350,364	15,484	668,459
Net Income				81,825		81,825
Other Comprehensive Income (Loss)					(278,922)	(278,922)
Cash Dividends ($0.92 per share)				(27,022)		(27,022)
Issuance of Common Stock for:						
Acquisition of Citizens Union Bancorp	2,870,975	2,871	108,852			111,723
Restricted Share Grants	68,710	68	2,262			2,330
Balances, December 31, 2022	29,493,193	29,493	387,171	405,167	(263,438)	558,393
Net Income				**85,888**		**85,888**
Other Comprehensive Income (Loss)					**46,378**	**46,378**
Cash Dividends ($1.00 per share)				**(29,433)**		**(29,433)**
Issuance of Common Stock for:						
Restricted Share Grants	**91,516**	**92**	**2,240**			**2,332**
Balances, December 31, 2023	**29,584,709**	**$ 29,585**	**$ 389,411**	**$ 461,622**	**$ (217,060)**	**$ 663,558**

See accompanying notes to the consolidated financial statements.

56

Consolidated Statements of Cash Flows
Dollars in thousands

	Years Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	**2023**	**2022**	**2021**
Net Income	$ **85,888**	$ 81,825	$ 84,137
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:			
Net Amortization on Securities	**5,566**	6,452	6,638
Depreciation and Amortization	**9,560**	10,116	8,770
Loans Originated for Sale	**(106,781)**	(162,959)	(261,529)
Proceeds from Sales of Loans Held-for-Sale	**112,525**	171,591	276,417
Provision for Credit Losses	**2,550**	6,350	(6,500)
Gain on Sale of Loans, net	**(2,363)**	(3,818)	(8,267)
Gain on Securities, net	**(40)**	(562)	(2,247)
Loss (Gain) on Sales of Other Real Estate and Repossessed Assets	**(83)**	(18)	(101)
Loss (Gain) on Disposition and Donation of Premises and Equipment	**(547)**	(37)	1,640
Loss (Gain) on Disposition of Land	**(83)**	—	—
Post Retirement Medical Benefit	**—**	54	—
Increase in Cash Surrender Value of Company Owned Life Insurance	**(1,842)**	(1,820)	(1,369)
Equity Based Compensation	**2,332**	2,330	1,724
Change in Assets and Liabilities:			
Interest Receivable and Other Assets	**3,725**	(1,094)	2,716
Interest Payable and Other Liabilities	**(3,173)**	1,626	(1,185)
Net Cash from Operating Activities	**107,234**	110,036	100,844
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from Maturity of Other Short-term Investments	**—**	495	496
Proceeds from Maturities of Securities Available-for-Sale	**287,084**	143,418	208,156
Proceeds from Sales of Securities Available-for-Sale	**114,259**	145,237	111,124
Purchase of Securities Available-for-Sale	**(183,302)**	(417,940)	(1,020,695)
Proceeds from Redemption of Federal Home Loan Bank Stock	**350**	8,089	120
Purchase of Loans	**(1,502)**	(933)	—
Proceeds from Sales of Loans Held for Investment	**—**	3,916	—
Loans Made to Customers, net of Payments Received	**(187,624)**	(107,236)	59,557
Proceeds from Sales of Other Real Estate	**108**	88	1,423
Property and Equipment Expenditures	**(5,745)**	(7,852)	(4,686)
Proceeds from Sale of Land and Building	**3,627**	—	1,963
Proceeds from Life Insurance	**—**	773	549
Sale of Bank Branches	**—**	—	1,694
Acquisition of Citizens Union Bancorp of Shelbyville, Inc.	**—**	207,764	—
Net Cash from Investing Activities	**27,255**	(24,181)	(640,299)
CASH FLOWS FROM FINANCING ACTIVITIES			
Change in Deposits	**(96,782)**	(324,771)	655,485
Change in Short-term Borrowings	**(35,193)**	29,817	15,423
Advances in Long-term Debt	**25,000**	—	—
Repayments of Long-term Debt	**(132)**	(41,690)	(58,091)
Issuance (Retirement) of Common Stock	**—**	—	—
Dividends Paid	**(29,433)**	(27,022)	(22,220)
Net Cash from Financing Activities	**(136,540)**	(363,666)	590,597
Net Change in Cash and Cash Equivalents	**(2,051)**	(277,811)	51,142
Cash and Cash Equivalents at Beginning of Year	**117,381**	395,192	344,050
Cash and Cash Equivalents at End of Year	$ **115,330**	$ 117,381	$ 395,192
Cash Paid During the Year for			
Interest	$ **60,663**	$ 17,442	$ 10,020
Income Taxes	**15,375**	11,649	14,434
Supplemental Non Cash Disclosures			
Loans Transferred to Other Real Estate	$ **—**	$ 30	$ —
Reclass of Land & Buildings to Other Assets	**691**	—	—
Interest Rate Swap Fair Value Activity	**(2,282)**	4,988	(4,287)

See Note 18 (Business Combinations, Goodwill and Intangible Assets) regarding non-cash transactions included in the acquisition.

See accompanying notes to the consolidated financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The operations of German American Bancorp, Inc. (the "Company") are primarily comprised of three business segments: core banking, trust and investment advisory services, and insurance operations. The accounting and reporting policies of the Company and its subsidiaries conform to U.S. generally accepted accounting principles. The more significant policies are described below. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany accounts and transactions. Certain prior year amounts have been reclassified to conform with current classifications. Reclassifications had no impact on shareholders' equity or net income. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Securities

Debt securities classified as available-for-sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily until maturity. Held-to-maturity securities, when present, are carried at amortized cost. As of December 31, 2023, and 2022, the Company held no securities classified as held-to-maturity. Debt securities classified as available-for-sale include securities that management may use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, or similar reasons. Securities classified as available-for-sale are reported at fair value with unrealized gains or losses included as a separate component of equity (other comprehensive income), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on trade date and determined using the specific identification method.

Investments with readily determinable values (except those accounted for under equity method of accounting or those that result in consolidation of the investee) are measured at fair value with changes in fair value recognized in net income. Equity securities that do not have readily determinable fair values are carried at historical cost and evaluated for impairment on a periodic basis.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value is determined based on collateral value and prevailing market prices for loans with similar characteristics. Net unrealized gains or losses are recorded through earnings.

Mortgage loans held for sale are generally sold on a servicing released basis. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs. Accrued interest receivable totaled $20,580 at December 31, 2023 and was reported in Accrued Interest Receivable and Other Assets on the Consolidated Balance Sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Purchase Credit Deteriorated (PCD) Loans

The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses on loans is determined using the same methodology as other loans held for investment. The initial allowance for credit losses on loans determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses on loans becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses on loans are recorded through provision expense.

Allowance for Credit Losses - Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the

NOTE 1 – Summary of Significant Accounting Policies (continued)

uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company utilizes the static pool methodology in determining expected future credit losses. Static pool analysis includes segmenting and tracking loans over a period of time based on similar risk characteristics such as loan structure, collateral type, industry of borrower and concentrations, contractual terms and credit risk indicators. Static pool calculates a loss rate on a closed pool of loans that existed on a specified start date based upon the remaining life of each segment. The Company's expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data. The Company's historical look-back period includes January 2014 through the current period, on a monthly basis.

The Company estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for changes in underwriting standards, portfolio mix, delinquency level, changes in environmental conditions, unemployment rates, risk classifications and collateral values. The Company separately assigns allocations for substandard and special mention commercial and agricultural credits as well as other categories of loans based on migration analysis techniques. The migration analysis factors are calculated using a transition matrix to determine the likelihood of a customer's asset quality rating migrating from its current rating to any other rating.

The allowance for credit losses is measured on a collective (pooled) basis when similar risk characteristics exist. The Company has identified the following portfolio segments and identified the risk characteristics of each portfolio listed below:

Commercial and Industrial Loans - The principal risk of commercial and industrial loans is that these loans are primarily based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most commercial loans are secured by accounts receivable, inventory and equipment. If cash flow from business operations is reduced, the borrower's ability to repay the loan may diminish, and over time, it may also be difficult to substantiate current value of inventory and equipment. Repayment of these loans are more sensitive than other types of loans to adverse conditions in the general economy.

Commercial Real Estate Loans - Commercial real estate lending is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. Commercial real estate loans are collateralized by the borrower's underlying real estate. Therefore, diminished cash flows not only affects the ability to repay the loan, it may also reduce the underlying collateral value.

Agricultural Loans - This portfolio is diversified between real estate financing, equipment financing and lines of credit in various segments including grain production, poultry production and livestock production. Mitigating any concentration of risk that may exist in the Company's agricultural loan portfolio is the use of federal government guarantee programs.

Leases - Leases are primarily for equipment leased to varying types of businesses. If the cash flows from the business operations is reduced, the business's ability to repay the lease is diminished as well.

Home Equity Loans - Home equity loans are generally secured by 1-4 family residences that are owner-occupied. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by unemployment levels in the market area due to economic conditions.

Consumer Loans - Consumer loan repayment is typically dependent on the borrower remaining employed through the life of the loan as well as the borrower maintaining the underlying collateral adequately.

Credit Cards - Credit card loans are unsecured and repayment is primarily dependent on the personal income of the borrower.

Residential Mortgage Loans - Residential mortgage loans are typically secured by 1-4 family residences that are owner-occupied. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by unemployment levels in the market area due to economic conditions. Repayment may also be impacted by changes in residential property values.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are also not included in the collective evaluation. When the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date adjusted for selling costs.

Modifications to Borrowers Experiencing Financial Difficulty
From time to time, the Company may modify certain loans to borrowers who are experiencing financial difficulty. The Company's loan modifications for borrowers experiencing financial difficulties will typically include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Allowance for Credit Losses on Available-For-Sale Securities
For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recorded in other comprehensive income.

Changes in the allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures
The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense included in other expense on the consolidated income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. Expected utilization rates are compared to the current funded portion of the total commitment amount as a practical expedient for funded exposure at default.

Federal Home Loan Bank (FHLB) Stock
The Bank is a member of the FHLB of Indianapolis and FHLB of Cincinnati. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises, Furniture and Equipment
Land is carried at cost. Premises, furniture, and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging generally from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging generally from 3 to 10 years.

Other Real Estate
Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of commercial/residential real estate property collateralizing a commercial/consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through the completion of a deed in lieu of foreclosure or through a similar legal

NOTE 1 – Summary of Significant Accounting Policies (continued)

agreement. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets. They are initially measured at fair value and then are amortized over their estimated useful lives, which range from 6 to 10 years.

Company Owned Life Insurance

The Company has purchased life insurance policies on certain directors and executives. This life insurance is recorded at its cash surrender value or the amount that can be realized, which considers any adjustments or changes that are probable at settlement.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe currently that there are any such matters that will have a material impact on the financial statements.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Restrictions on Cash

At December 31, 2023 and 2022, the Company was not required to have balance on deposits with the Federal Reserve, or as cash on hand.

Long-term Assets

Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Based Compensation

Compensation cost is recognized for restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. Market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in unrecognized amounts in pension and other postretirement benefits, which are also recognized as a separate component of equity.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that

Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other operating expense.

Retirement Plans
Pension expense under the suspended defined benefit plan is the net of interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Share
Earnings per share are based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share show the potential dilutive effect of additional common shares issuable under the Company's stock based compensation plans. Earnings per share are retroactively restated for stock splits and stock dividends.

Cash Flow Reporting
The Company reports net cash flows for customer loan transactions, deposit transactions, deposits made with other financial institutions and short-term borrowings. Cash and cash equivalents are defined to include cash on hand, demand deposits in other institutions and Federal Funds Sold.

Fair Values of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Adopted Accounting Guidance
In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. In January 2021, the FASB issued ASU 2021-01 which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The guidance is effective for all entities as of March 12, 2020 through December 31, 2024. The Company has discontinued originating LIBOR based loans and has a plan in place to transition LIBOR indexed loans primarily to term SOFR or other indices.

On March 31, 2022, the FASB issued ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" which eliminates the troubled debt restructuring recognition and measurement guidance and instead requires an entity to evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosures and include new disclosure requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. To improve consistency for vintage disclosures, the ASU requires that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20. For entities that have adopted ASU 2016-13, the amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not adopted ASU 2016-13, the effective dates for the amendments are the same as the effective dates in ASU 2016-13. Early adoption is permitted if ASU 2016-13 has been adopted, including adoption in an interim period. If an entity elects to adopt the amendments in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. The Company adopted the new guidance prospectively with no material impact to the consolidated financial statements.

The SEC released Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive guidance regarding the accounting for obligations to safeguard crypto-assets an entity holds for its customers, either directly through an agent or another third party acting on its behalf. SAB 121 requires an entity to recognize a liability on its balance sheet to reflect the obligation to safeguard the crypto-assets of others, along with a corresponding safeguarding asset, both of which are measured

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

at fair value. The Company has completed an evaluation and concluded that it does not have a safeguarding obligation under SAB 121 and therefore the disclosures do not apply.

Newly Issued But Not Yet Effective Accounting Standards

On March 29, 2023, the FASB issued ASU 2023-02, "Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method" to expand use of the proportional amortization method of accounting to equity investments in tax credit programs beyond those in low-income-housing tax credit (LIHTC) programs. The amendments in this update permit reporting entities to account for certain tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. This guidance provides clarifications to address interpretive issues and prescribes specific information that reporting entities must disclose about tax credit investments each period.

This ASU is effective for reporting periods beginning after December 15, 2023, for public business entities. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted, including early adoption in any interim period as of the beginning of the fiscal year that includes that interim period. Entities have the option of applying the forthcoming revisions using either a modified retrospective or retrospective adoption approach. The Company is currently evaluating the impact of adopting this new guidance, however, adoption of the standard is not expected to have a material impact on the Company's financial statements or disclosures.

NOTE 2 – Securities

The amortized cost, unrealized gross gains and losses recognized in accumulated other comprehensive income (loss), and fair value of Securities Available-for-Sale were as follows:

Securities Available-for-Sale:	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
2023								
U.S. Treasury	$	—	$	—	$	—	$	—
Obligations of State and Political Subdivisions		889,940		1,309		(122,374)		768,875
MBS/CMO		761,025		28		(116,013)		645,040
US Gov't Sponsored Entities & Agencies		220,295		—		(37,378)		182,917
Total	$	1,871,260	$	1,337	$	(275,765)	$	1,596,832
2022								
U.S. Treasury	$	64,097	$	22	$	—	$	64,119
Obligations of State and Political Subdivisions		939,193		673		(162,014)		777,852
MBS/CMO		846,519		—		(131,838)		714,681
US Gov't Sponsored Entities & Agencies		245,017		—		(40,000)		205,017
Total	$	2,094,826	$	695	$	(333,852)	$	1,761,669

All mortgage-backed securities in the above table (identified above and throughout this Note 2 as "MBS/CMO") are residential and multi-family mortgage-backed securities and guaranteed by government sponsored entities. The US Gov't Sponsored Entities & Agencies in the above table have underlying collateral of equipment, machinery and commercial real estate.

Dollars in thousands, except per share data

NOTE 2 – Securities (continued)

The amortized cost and fair value of securities at December 31, 2023 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.

	Amortized Cost	Fair Value
Securities Available-for-Sale:		
Due in one year or less	**$ 1,768**	**$ 1,766**
Due after one year through five years	**17,548**	**17,589**
Due after five years through ten years	**65,213**	**62,296**
Due after ten years	**805,411**	**687,224**
MBS/CMO	**761,025**	**645,040**
US Gov't Sponsored Entities & Agencies	**220,295**	**182,917**
Total	**$ 1,871,260**	**$ 1,596,832**

Proceeds from the Sales of Securities are summarized below:	2023 Available-for-Sale	2022 Available-for-Sale	2021 Available-for-Sale
Proceeds from Sales	**$ 114,259**	$ 145,237	$ 111,124
Gross Gains on Sales	**346**	750	2,399
Gross Losses on Sales	**306**	188	152
Income Taxes on Net Gains	**8**	118	472

The carrying value of securities pledged to secure repurchase agreements, public and trust deposits, and for other purposes as required by law was $366,576 and $354,123 as of December 31, 2023 and 2022, respectively.

Below is a summary of securities with unrealized losses as December 31, 2023 and 2022, presented by length of time the securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2023						
Obligations of State and Political Subdivisions	**$ 13,469**	**$ (175)**	**$ 668,223**	**$ (122,199)**	**$ 681,692**	**$ (122,374)**
MBS/CMO	**135**	**(1)**	**643,172**	**(116,012)**	**643,307**	**(116,013)**
US Gov't Sponsored Entities & Agencies	**—**	**—**	**182,917**	**(37,378)**	**182,917**	**(37,378)**
Total	**$ 13,604**	**$ (176)**	**$1,494,312**	**$ (275,589)**	**$1,507,916**	**$ (275,765)**

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2022						
Obligations of State and Political Subdivisions	$ 579,267	$ (117,423)	$ 122,992	$ (44,591)	$ 702,259	$ (162,014)
MBS/CMO	240,344	(20,920)	474,327	(110,918)	714,671	(131,838)
US Gov't Sponsored Entities & Agencies	198,702	(38,818)	6,314	(1,182)	205,016	(40,000)
Total	$1,018,313	$ (177,161)	$ 603,633	$ (156,691)	$1,621,946	$ (333,852)

Available-for-sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For available-for-sale debt securities in an unrealized loss position, the Company assesses whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is reduced to fair value through income. For available-for sale debt securities that do not meet the criteria, the Company evaluates whether the decline in fair

Dollars in thousands, except per share data

NOTE 2 – Securities (continued)

value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. The decrease in unrealized losses from December 31, 2022 to December 31, 2023 was primarily the result of fair value adjustments caused by the change in market interest rates. No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2023 or 2022.

Although management has the ability to sell these securities if the need arises, their designation as available-for-sale should not necessarily be interpreted as an indication that management anticipates such sales.

Accrued interest receivable on available-for-sale debt securities totaled $9,620 at December 31, 2023 and $10,637 at December 31, 2022. Accrued interest receivable is excluded from the estimate of credit losses.

The Company's equity securities are listed as Other Investments on the Consolidated Balance Sheets and consist of one non-controlling investment in a single banking organization at December 31, 2023 and 2022. The original investment totaled $1,350 and other-than-temporary impairment was previously recorded totaling $997. The Company's equity securities are considered not to have readily determinable fair value and are carried at cost and evaluated for impairment. There was no additional impairment recognized through earnings during 2023 or 2022.

NOTE 3 - Derivatives

The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. The notional amounts of these interest rate swaps and the offsetting counterparty derivative instruments were $139,751 at December 31, 2023 and $134,684 at December 31, 2022. These interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions with approved, reputable, independent counterparties with substantially matching terms. The agreements are considered stand-alone derivatives and changes in the fair value of derivatives are reported in earnings as non-interest income. While the derivatives represent economic hedges, they do not qualify as hedges for accounting purposes.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure is limited to the replacement value of the contracts rather than the notional, principal or contract amounts. There are provisions in the agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, the Company minimizes credit risk through credit approvals, limits, and monitoring procedures.

The following table reflects the fair value of derivative instruments included in the Consolidated Balance Sheets as of:

	December 31, 2023		December 31, 2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in Other Assets:				
Interest Rate Swaps	**$ 139,751**	**$ 7,458**	$ 134,684	$ 9,899
Included in Other Liabilities:				
Interest Rate Swaps	**$ 139,751**	**$ 7,467**	$ 134,684	$ 9,749

Dollars in thousands, except per share data

NOTE 3 – Derivatives (continued)

The following table presents the effect of derivative instruments on the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Interest Rate Swaps:			
Included in Other Income	**$ 344**	$ 403	$ 1,131

NOTE 4 - Loans

Loans were comprised of the following classifications at December 31:

	2023	2022
Commercial:		
Commercial and Industrial Loans	**$ 589,541**	$ 620,106
Commercial Real Estate Loans	**2,121,835**	1,966,884
Agricultural Loans	**423,803**	417,413
Leases	**71,988**	56,396
Retail:		
Home Equity Loans	**299,685**	279,748
Consumer Loans	**87,853**	79,904
Credit Cards	**20,351**	17,512
Residential Mortgage Loans	**362,844**	350,682
Subtotal	**3,977,900**	3,788,645
Less: Unearned Income	**(6,818)**	(3,711)
Allowance for Credit Losses	**(43,765)**	(44,168)
Loans, net	**$ 3,927,317**	$ 3,740,766

The table above includes $13,237 and $21,149 of purchase credit deteriorated loans as of December 31, 2023 and 2022, respectively.

Allowance for Credit Losses for Loans:

The following tables present the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2023, 2022 and 2021:

December 31, 2023	Commercial and Industrial Loans	Commercial Real Estate Loans	Agricultural Loans	Leases	Consumer Loans	Home Equity Loans	Credit Cards	Residential Mortgage Loans	Total
Allowance for Credit Losses:									
Beginning Balance	**$ 13,749**	**$ 21,598**	**$ 4,188**	**$ 209**	**$ 595**	**$ 1,344**	**$ 257**	**$ 2,228**	**$ 44,168**
Provision (Benefit) for Credit Losses	**(4,190)**	**4,305**	**(324)**	**137**	**919**	**551**	**563**	**589**	**2,550**
Loans Charged-off	**(1,792)**	**(56)**	**(27)**	**—**	**(1,309)**	**(94)**	**(455)**	**(58)**	**(3,791)**
Recoveries Collected	**154**	**76**	**—**	**—**	**554**	**33**	**18**	**3**	**838**
Total Ending Allowance Balance	**$ 7,921**	**$ 25,923**	**$ 3,837**	**$ 346**	**$ 759**	**$ 1,834**	**$ 383**	**$ 2,762**	**$ 43,765**

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

December 31, 2022	Commercial and Industrial Loans	Commercial Real Estate Loans	Agricultural Loans	Leases	Consumer Loans	Home Equity Loans	Credit Cards	Residential Mortgage Loans	Total
Allowance for Credit Losses:									
Beginning Balance	$ 9,554	$ 19,245	$ 4,505	$ 200	$ 507	$ 1,061	$ 240	$ 1,705	$ 37,017
Acquisition of Citizens Union Bank of Shelbyville, KY - PCD Loans	376	1,945	689	—	2	—	—	105	3,117
Provision (Benefit) for Credit Losses	4,942	463	(1,006)	9	991	351	163	437	6,350
Loans Charged-off	(1,149)	(79)	—	—	(1,364)	(69)	(165)	(24)	(2,850)
Recoveries Collected	26	24	—	—	459	1	19	5	534
Total Ending Allowance Balance	$ 13,749	$ 21,598	$ 4,188	$ 209	$ 595	$ 1,344	$ 257	$ 2,228	$ 44,168

December 31, 2021	Commercial and Industrial Loans	Commercial Real Estate Loans	Agricultural Loans	Leases	Consumer Loans	Home Equity Loans	Credit Cards	Residential Mortgage Loans	Total
Allowance for Credit Losses:									
Beginning Balance	$ 6,445	$ 29,878	$ 6,756	$ 200	$ 490	$ 996	$ 150	$ 1,944	$ 46,859
Provision (Benefit) for Credit Losses	5,825	(10,663)	(2,251)	—	385	44	387	(227)	(6,500)
Loans Charged-off	(2,777)	(10)	—	—	(675)	(15)	(313)	(45)	(3,835)
Recoveries Collected	61	40	—	—	307	36	16	33	493
Total Ending Allowance Balance	$ 9,554	$ 19,245	$ 4,505	$ 200	$ 507	$ 1,061	$ 240	$ 1,705	$ 37,017

The Company utilizes the Static Pool methodology in determining expected future credit losses. Static pool analysis means segmenting and tracking loans over a period of time based on similar risk characteristics such as loan structure, collateral type, industry of borrower and concentrations, contractual terms and credit risk indicators. Static pool calculates a loss rate on a closed pool of loans that existed on a specified start date based upon the remaining life of each segment.

The Company's expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data. The Company's historical look-back period includes January 2014 through the current period, on a monthly basis.

Qualitative reserves reflect management's overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. The analysis takes into consideration industry and collateral concentrations, acquired loan portfolio characteristics and other credit-related analytics as deemed appropriate. Management attempts to quantify qualitative reserves by anchoring to specific data points when possible.

The Company estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for changes in underwriting standards, portfolio mix, delinquency level, changes in environmental conditions, unemployment rates, risk classifications and collateral values. The allowance for credit losses is measured on a collective (pooled) basis when similar risk characteristics exist. Based on the potential increased losses related to the advancing stress on the economy as a result of inflationary pressures, rising interest rates and financial market volatility, the Company has considered this loss experience may align with loss experience from the recessionary period from 2008-2011 and qualitative adjustments have been made accordingly.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. When the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date adjusted for selling costs.

For the year ended December 31, 2023, the decline in allowance for credit losses was largely related to the resolution, during the fourth quarter of 2023, of a single commercial borrowing relationship with minimal loss recognition for which the Company

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

had established a significant reserve in previous periods which was slightly offset by additional reserve for loan portfolio growth. Key indicators utilized in forecasting for the allowance calculations include unemployment rates and gross domestic product as well as commodity prices for the agricultural segment of the portfolio. There has been some improvement in these factors over previous periods; however, rising interest rates and the expanded inflationary impact on consumer discretionary spending were considered in the qualitative factors to determine the allowance for credit losses.

All classes of loans, including loans acquired with deteriorated credit quality, are generally placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower's ability to repay becomes doubtful. For purchased loans, the determination is made at the time of acquisition as well as over the life of the loan. Uncollected accrued interest for each class of loans is reversed against income at the time a loan is placed on non-accrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. All classes of loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2023 and 2022:

December 31, 2023	**Non-Accrual With No Allowance for Credit Loss [(1)]**	**Non-Accrual**	**Loans Past Due Over 89 Days Still Accruing**
Commercial and Industrial Loans	**$ 1,864**	**$ 3,707**	**$ —**
Commercial Real Estate Loans	**942**	**1,889**	**55**
Agricultural Loans	**665**	**879**	**—**
Leases	**—**	**—**	**—**
Home Equity Loans	**1,033**	**1,033**	**—**
Consumer Loans	**111**	**111**	**—**
Credit Cards	**142**	**142**	**—**
Residential Mortgage Loans	**1,125**	**1,375**	**—**
Total	**$ 5,882**	**$ 9,136**	**$ 55**

(1) Includes non-accrual loans with no allowance for credit loss and are also included in Non-Accrual loans totaling $9,136.

December 31, 2022	**Non-Accrual With No Allowance for Credit Loss [(1)]**	**Non-Accrual**	**Loans Past Due Over 89 Days Still Accruing**
Commercial and Industrial Loans	$ 1,142	$ 7,936	$ 1,427
Commercial Real Estate Loans	49	1,950	—
Agricultural Loans	994	1,062	—
Leases	—	—	—
Home Equity Loans	262	310	—
Consumer Loans	240	254	—
Credit Cards	146	146	—
Residential Mortgage Loans	676	1,230	—
Total	$ 3,509	$ 12,888	$ 1,427

(1) Includes non-accrual loans with no allowance for credit loss and are also included in Non-Accrual loans totaling $12,888.

Interest income on non-accrual loans recognized during the years ended December 31, 2023 and 2022 totaled $106 and $32.

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2023 and 2022:

December 31, 2023	Real Estate	Equipment	Accounts Receivable	Other	Total
Commercial and Industrial Loans	$ 3,668	$ 49	$ —	$ 1,888	$ 5,605
Commercial Real Estate Loans	8,553	—	—	—	8,553
Agricultural Loans	3,338	1,055	—	—	4,393
Leases	—	—	—	—	—
Home Equity Loans	420	—	—	—	420
Consumer Loans	9	—	—	—	9
Credit Cards	—	—	—	—	—
Residential Mortgage Loans	753	—	—	—	753
Total	$ 16,741	$ 1,104	$ —	$ 1,888	$ 19,733

December 31, 2022	Real Estate	Equipment	Accounts Receivable	Other	Total
Commercial and Industrial Loans	$ 2,078	$ 1,219	$ 272	$ 5,851	$ 9,420
Commercial Real Estate Loans	12,192	36	—	—	12,228
Agricultural Loans	4,944	318	—	—	5,262
Leases	—	—	—	—	—
Home Equity Loans	467	—	—	—	467
Consumer Loans	8	2	—	12	22
Credit Cards	—	—	—	—	—
Residential Mortgage Loans	1,060	—	—	—	1,060
Total	$ 20,749	$ 1,575	$ 272	$ 5,863	$ 28,459

The following tables present the aging of the amortized cost basis in past due loans by class of loans as of December 31, 2023 and 2022:

December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial and Industrial Loans	$ 832	$ 257	$ 3,299	$ 4,388	$ 585,153	$ 589,541
Commercial Real Estate Loans	1,215	484	938	2,637	2,119,198	2,121,835
Agricultural Loans	5	248	497	750	423,053	423,803
Leases	—	—	—	—	71,988	71,988
Home Equity Loans	1,016	571	1,033	2,620	297,065	299,685
Consumer Loans	658	84	110	852	87,001	87,853
Credit Cards	165	87	142	394	19,957	20,351
Residential Mortgage Loans	7,362	1,647	1,215	10,224	352,620	362,844
Total	$ 11,253	$ 3,378	$ 7,234	$ 21,865	$ 3,956,035	$ 3,977,900

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial and Industrial Loans	$ 268	$ 681	$ 8,285	$ 9,234	$ 610,872	$ 620,106
Commercial Real Estate Loans	1,617	14	616	2,247	1,964,637	1,966,884
Agricultural Loans	343	—	123	466	416,947	417,413
Leases	—	—	—	—	56,396	56,396
Home Equity Loans	1,770	140	310	2,220	277,528	279,748
Consumer Loans	219	64	252	535	79,369	79,904
Credit Cards	86	24	146	256	17,256	17,512
Residential Mortgage Loans	6,330	2,783	1,051	10,164	340,518	350,682
Total	$ 10,633	$ 3,706	$ 10,783	$ 25,122	$ 3,763,523	$ 3,788,645

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

Effective January 1, 2023, the Company prospectively adopted ASU 2022-02, which eliminated the accounting for troubled debt restructurings while establishing a new standard for the treatment of modifications made to borrowers experiencing financial difficulties. As such, effective with the adoption of the new standard, the Company will now include, prospectively, financial difficulty modifications in its presentation of nonperforming loans, nonperforming assets or classified assets. Prior period data, which included troubled debt restructurings, has not been adjusted.

The Company's loan modifications for borrowers experiencing financial difficulties will typically include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. No modifications in 2023 resulted in the permanent reduction of the recorded investment in the loan.

At December 31, 2023, the Company had no modified loans made to borrowers experiencing financial difficulty. There were no modified loans that had a payment default during the year ended December 31, 2023 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty. The Company considers a loan to be in payment default once it is 30 days contractually past due under the modified terms.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company classifies loans as to credit risk by individually analyzing loans. This analysis includes commercial and industrial loans, commercial real estate loans, and agricultural loans with an outstanding balance greater than $250. This analysis is typically performed on at least an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The following table presents the risk category of loans and current period gross charge-offs as of December 31, 2023 by loan class and vintage year:

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Commercial and Industrial:								
Risk Rating								
Pass	**$ 112,626**	$ 134,590	$ 80,738	$ 28,492	$ 32,585	$ 45,764	$ 134,936	$ 569,731
Special Mention	**47**	453	128	829	—	1,948	3,048	6,453
Substandard	—	294	5,689	780	1,696	1,471	3,427	13,357
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and Industrial Loans	**$ 112,673**	$ 135,337	$ 86,555	$ 30,101	$ 34,281	$ 49,183	$ 141,411	$ 589,541
Current Period Gross Charge-Offs	$ —	$ 911	$ 32	$ 493	$ 7	$ 88	$ 261	$ 1,792
Commercial Real Estate:								
Risk Rating								
Pass	**$ 300,569**	$ 416,874	$ 470,917	$ 225,668	$ 147,431	$ 458,821	$ 41,102	$2,061,382
Special Mention	**13,906**	2,401	11,155	1,651	259	19,532	638	49,542
Substandard	—	617	5,510	1,142	729	2,737	176	10,911
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	**$ 314,475**	$ 419,892	$ 487,582	$ 228,461	$ 148,419	$ 481,090	$ 41,916	$2,121,835
Current Period Gross Charge-Offs	$ —	$ —	$ 56	$ —	$ —	$ —	$ —	$ 56
Agricultural:								
Risk Rating								
Pass	**$ 44,948**	$ 56,291	$ 39,852	$ 42,279	$ 23,217	$ 100,391	$ 89,455	$ 396,433
Special Mention	**1,495**	164	903	5,047	2,338	9,894	2,259	22,100
Substandard	—	—	199	188	200	4,683	—	5,270
Doubtful	—	—	—	—	—	—	—	—
Total Agricultural Loans	**$ 46,443**	$ 56,455	$ 40,954	$ 47,514	$ 25,755	$ 114,968	$ 91,714	$ 423,803
Current Period Gross Charge-Offs	$ —	$ —	$ —	$ 2	$ —	$ —	$ 25	$ 27
Leases:								
Risk Rating								
Pass	**$ 36,848**	$ 12,281	$ 10,634	$ 6,086	$ 4,788	$ 1,351	$ —	$ 71,988
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Leases	**$ 36,848**	$ 12,281	$ 10,634	$ 6,086	$ 4,788	$ 1,351	$ —	$ 71,988
Current Period Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

As of December 31, 2022, the risk category of loans by class of loans is as follows:

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Commercial and Industrial:								
Risk Rating								
Pass	$ 156,318	$ 117,648	$ 39,949	$ 46,505	$ 18,423	$ 51,482	$ 154,203	$ 584,528
Special Mention	56	148	577	78	551	2,346	1,672	5,428
Substandard	1,714	5,629	849	1,304	1,028	2,237	17,389	30,150
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and Industrial Loans	$ 158,088	$ 123,425	$ 41,375	$ 47,887	$ 20,002	$ 56,065	$ 173,264	$ 620,106
Commercial Real Estate:								
Risk Rating								
Pass	$ 398,631	$ 490,747	$ 261,462	$ 162,701	$ 129,151	$ 427,433	$ 35,163	$1,905,288
Special Mention	3,982	1,568	4,612	135	13,689	25,371	—	49,357
Substandard	—	4,628	489	1,415	979	4,728	—	12,239
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	$ 402,613	$ 496,943	$ 266,563	$ 164,251	$ 143,819	$ 457,532	$ 35,163	$1,966,884
Agricultural:								
Risk Rating								
Pass	$ 62,673	$ 47,682	$ 47,355	$ 25,431	$ 21,728	$ 92,344	$ 83,862	$ 381,075
Special Mention	634	842	6,066	4,149	2,355	11,440	4,310	29,796
Substandard	—	210	628	429	85	5,190	—	6,542
Doubtful	—	—	—	—	—	—	—	—
Total Agricultural Loans	$ 63,307	$ 48,734	$ 54,049	$ 30,009	$ 24,168	$ 108,974	$ 88,172	$ 417,413
Leases:								
Risk Rating								
Pass	$ 20,057	$ 14,461	$ 9,648	$ 8,901	$ 1,851	$ 1,478	$ —	$ 56,396
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Leases	$ 20,057	$ 14,461	$ 9,648	$ 8,901	$ 1,851	$ 1,478	$ —	$ 56,396

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For residential, home equity and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the amortized cost in residential, home equity and consumer loans based on payment activity as well as the current period gross charge-offs for the period ended December 31, 2023.

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Consumer:								
Payment performance								
Performing	**$ 49,208**	$ 21,459	$ 9,708	$ 2,756	$ 917	$ 1,911	$ 1,783	$ 87,742
Nonperforming	**74**	21	12	—	—	1	3	111
Total Consumer Loans	**$ 49,282**	$ 21,480	$ 9,720	$ 2,756	$ 917	$ 1,912	$ 1,786	$ 87,853
Current Period Gross Charge-Offs	**$ 1,162**	$ 42	$ 23	$ 71	$ 3	$ 1	$ 7	$ 1,309
Home Equity:								
Payment performance								
Performing	**$ —**	$ 170	$ 236	$ 90	$ 165	$ 1,207	$ 296,784	$ 298,652
Nonperforming	—	247	252	60	—	102	372	1,033
Total Home Equity Loans	**$ —**	$ 417	$ 488	$ 150	$ 165	$ 1,309	$ 297,156	$ 299,685
Current Period Gross Charge-Offs	**$ —**	$ —	$ —	$ 55	$ —	$ 24	$ 15	$ 94
Residential Mortgage:								
Payment performance								
Performing	**$ 56,306**	$ 65,301	$ 85,753	$ 41,352	$ 17,831	$ 94,926	$ —	$ 361,469
Nonperforming	**11**	60	417	287	109	491	—	1,375
Total Residential Mortgage Loans	**$ 56,317**	$ 65,361	$ 86,170	$ 41,639	$ 17,940	$ 95,417	$ —	$ 362,844
Current Period Gross Charge-Offs	**$ —**	$ —	$ 22	$ 36	$ —	$ —	$ —	$ 58

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The following table presents the amortized cost in residential, home equity and consumer loans based on payment activity for the period ended December 31, 2022.

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Consumer:								
Payment performance								
Performing	$ 42,685	$ 22,708	$ 5,610	$ 2,394	$ 1,543	$ 1,553	$ 3,157	$ 79,650
Nonperforming	3	19	212	8	2	10	—	254
Total Consumer Loans	$ 42,688	$ 22,727	$ 5,822	$ 2,402	$ 1,545	$ 1,563	$ 3,157	$ 79,904
Home Equity:								
Payment performance								
Performing	$ 63	$ —	$ —	$ —	$ —	$ 591	$ 278,784	$ 279,438
Nonperforming	—	20	—	—	19	1	270	310
Total Home Equity Loans	$ 63	$ 20	$ —	$ —	$ 19	$ 592	$ 279,054	$ 279,748
Residential Mortgage:								
Payment performance								
Performing	$ 69,982	$ 97,176	$ 46,851	$ 20,080	$ 16,664	$ 98,699	$ —	$ 349,452
Nonperforming	—	161	253	—	78	738	—	1,230
Total Residential Mortgage Loans	$ 69,982	$ 97,337	$ 47,104	$ 20,080	$ 16,742	$ 99,437	$ —	$ 350,682

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For certain retail loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in retail loans based on payment activity:

Credit Cards	**December 31, 2023**	**December 31, 2022**
Performing	**$ 20,209**	$ 17,366
Nonperforming	**142**	146
Total	**$ 20,351**	$ 17,512

The following table presents loans purchased and/or sold during the year by portfolio segment:

	Commercial and Industrial Loans	**Commercial Real Estate Loans**	**Agricultural Loans**	**Leases**	**Consumer Loans**	**Home Equity Loans**	**Credit Cards**	**Residential Mortgage Loans**	**Total**
December 31, 2023									
Purchases	**$ —**	**$ 1,502**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 1,502**
Sales	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
December 31, 2022									
Purchases	$ 522	$ 411	$ —	$ —	$ —	$ —	$ —	$ —	$ 933
Sales	—	3,819	97	—	—	—	—	—	3,916

Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

Certain directors, executive officers, and principal shareholders of the Company, including their immediate families and companies in which they are principal owners, were loan customers of the Company during 2023. A summary of the activity of these loans follows:

Balance January 1, 2023	Additions	Changes in Persons or Interests Included	Deductions		Balance December 31, 2023
			Collected	Charged-off	
$ 51,086	**$ 13,854**	**$ (7,087)**	**$ (18,031)**	**$ —**	**$ 39,822**

NOTE 5 – Premises, Furniture, and Equipment

Premises, furniture, and equipment was comprised of the following classifications at December 31:

	2023	2022
Land	**$ 27,100**	$ 27,401
Buildings and Improvements	**106,646**	109,682
Furniture and Equipment	**45,749**	46,665
Total Premises, Furniture and Equipment	**179,495**	183,748
Less: Accumulated Depreciation	**(72,719)**	(71,511)
Total	**$ 106,776**	$ 112,237

Depreciation expense was $6,570, $6,648 and $5,802 for 2023, 2022 and 2021, respectively.

NOTE 6 - Deposits

At year end 2023, stated maturities of time deposits were as follows:

2024	$ 707,978
2025	32,366
2026	16,952
2027	6,155
2028	3,591
Thereafter	—
Total	$ 767,042

Time deposits and brokered certificates of deposit exceeding the FDIC insurance limit of $250 at December 31, 2023 and 2022 were $277,568 and $71,081, respectively.

Time deposits originated from outside the geographic area, generally through brokers, totaled $3,801 and $3,277 at December 31, 2023 and 2022, respectively.

Deposits from principal officers, directors, and their affiliates at year-end 2023 and 2022 were $67,637 and $62,435, respectively.

Dollars in thousands, except per share data

NOTE 7 – FHLB Advances and Other Borrowings

The Company's funding sources include Federal Home Loan Bank advances, borrowings from other third party correspondent financial institutions, issuance and sale of subordinated debt and other capital securities, and repurchase agreements. Information regarding each of these types of borrowings or other indebtedness is as follows:

	December 31,			
	2023		2022	
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
Long-term Advances from Federal Home Loan Bank collateralized by qualifying mortgages, investment securities, and mortgage-backed securities	**$ 50,000**	**$ —**	$ 25,000	$ —
Junior Subordinated Debentures assumed from American Community Bancorp, Inc.	**8,248**	**(1,723)**	8,248	(1,873)
Junior Subordinated Debentures assumed from River Valley Bancorp, Inc.	**7,217**	**(977)**	7,217	(1,082)
Junior Subordinated Debentures assumed from Citizens First Corporation	**5,155**	**(853)**	5,155	(919)
Junior Subordinated Debentures assumed from Citizens Union Bancorp of Shelbyville, Inc.	**20,600**	**(1,885)**	20,600	(2,020)
Subordinated Debentures	**40,000**	**(455)**	40,000	(538)
Finance Lease Obligation	**2,642**	**—**	2,857	—
Long-term Borrowings	**133,862**	**(5,893)**	109,077	(6,432)
Overnight Variable Rate Advances from Federal Home Loan Bank collateralized by qualifying mortgages, investment securities, and mortgage-backed securities	**—**	**—**	25,000	—
Federal Funds Purchased	**25,000**	**—**	11,200	—
Repurchase Agreements	**40,968**	**—**	64,961	—
Short-term Borrowings	**65,968**	**—**	101,161	—
Total Borrowings	**$ 199,830**	**$ (5,893)**	$ 210,238	$ (6,432)

Repurchase agreements, which are classified as secured borrowings, generally mature within one day of the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the value of the underlying securities.

	2023	2022
Average Daily Balance During the Year	**$ 51,474**	$ 52,932
Average Interest Rate During the Year	**1.16 %**	0.20 %
Maximum Month-end Balance During the Year	**$ 60,055**	$ 72,084
Weighted Average Interest Rate at Year-end	**1.44 %**	0.57 %

At December 31, 2023, interest rates on long-term FHLB Advances ranged from 1.54% to 3.57% with a weighted average rate of 2.56%. At December 31, 2022 the Company held one long-term FHLB advance with an interest rate of 1.54%. At December 31, 2023 and 2022, the Company had no advances containing options whereby the FHLB may convert a fixed rate advance to an adjustable rate advance.

At December 31, 2023 and 2022, the Company had outstanding $39,545 and $39,462, respectively, in aggregate principal amount, of its 4.50% Fixed-to-Floating Rate Subordinated Notes due 2029 (the "Notes"). The Notes bear interest at a fixed annual rate of 4.50% until but excluding June 30, 2024, payable semi-annually in arrears. The indenture for the Notes contemplates that, from and including June 30, 2024 to but excluding the maturity date of June 30, 2029, or early redemption date, the interest rate will reset quarterly to an interest rate per annum equal to the then-current three-month CME Term SOFR, plus the applicable spread adjustment of 0.26161% percent, plus 2.68% percent. The Secured Overnight Financing Rate, or SOFR, is the preferred alternate rate to LIBOR, as identified by the Alternative Reference Rates Committee, a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York. The Federal Reserve subsequently

Dollars in thousands, except per share data

NOTE 7 - FHLB Advances and Other Borrowings (continued)

adopted final regulations that, among other things, established LIBOR benchmark replacements based on SOFR under certain circumstances. See Replacement of LIBOR Benchmark below for additional information.

The Notes are not subject to any sinking fund and are not convertible into or exchangeable for any other securities or assets of the Company or any of its subsidiaries. The Notes are not subject to redemption at the option of the holder. The Notes are unsecured, subordinated obligations of the Company only and are not obligations of, and are not guaranteed by, any subsidiary of the Company. The Notes rank junior in right to payment to the Company's current and future senior indebtedness. The Notes are intended to qualify as Tier 2 capital for regulatory capital purposes for the Company.

At December 31, 2023, the parent company had a $15 million line of credit with U.S. Bank National Association, which had no outstanding balance. The line of credit matures September 25, 2024. Interest on the line of credit is based upon one-month Term SOFR plus 2.10%.

At December 31, 2023, scheduled principal payments on long-term borrowings, excluding the capitalized lease obligation and acquired subordinated debentures (which are discussed below) are as follows:

2024	$ 25,000
2025	—
2026	—
2027	—
2028	25,000
Thereafter	39,545
Total	$ 89,545

The Company assumed the obligations of junior subordinated debentures through the acquisitions of American Community Bancorp, Inc., River Valley Bancorp, Citizens First Corporation and Citizens Union Bancorp of Shelbyville, Inc. The junior subordinated debentures were issued to ACB Capital Trust I, ACB Capital Trust II, RIVR Statutory Trust I, Citizens First Statutory Trust I, CUB Capital Trust I and CUB Capital Trust II. The trusts are wholly owned by the Company. In accordance with accounting guidelines, the trusts are not consolidated with the Company's financials, but rather the subordinated debentures are shown as borrowings. The Company guarantees payment of distributions on the trust preferred securities issued by the various trusts. Interest is payable on a quarterly basis. These securities qualify as Tier 1 capital (with certain limitations) for regulatory purposes. $34,829 of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes as of December 31, 2023. $34,378 of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes as of December 31, 2022. As a result of the acquisitions, these liabilities were recorded at fair value at the acquisition date with the discount amortizing into interest expense over the life of the liability, ultimately accreting to the issuance amount disclosed below.

The following table summarizes the terms of each issuance:

	Date of Issuance	Issuance Amount	Carrying Amount at December 31, 2023	Variable Rate [(1)]	Rate as of December 31, 2023	Rate as of December 31, 2022 [(2)]	Maturity Date
ACB Trust I	5/6/2005	$ 5,155	$ 4,105	3-Month SOFR + 2.15%	7.81 %	6.90 %	May 2035
ACB Trust II	7/15/2005	3,093	2,420	3-Month SOFR + 1.85%	7.49 %	6.54 %	July 2035
RIVR Statutory Trust I	3/26/2003	7,217	6,240	3-Month SOFR + 3.15%	8.77 %	7.87 %	March 2033
Citizens First Statutory Trust I	10/16/2006	5,155	4,302	3-Month SOFR +1.65%	7.31 %	5.39 %	January 2037
CUB Capital Trust I	10/21/2004	10,310	9,642	3-Month SOFR +2.00%	7.64 %	6.69 %	November 2034
CUB Capital Trust II	8/17/2005	10,310	9,073	3-Month SOFR +1.50%	7.16 %	5.58 %	October 2035

(1) "3-Month SOFR" refers to the three-month CME Term SOFR, which became effective following the first London banking day after June 30, 2023, plus the applicable spread adjustment of 0.26161% percent.

(2) Prior to CME Term SOFR becoming effective, the variable rate was based upon LIBOR rates and tenors. See Replacement of LIBOR Benchmark below for additional information.

Dollars in thousands, except per share data

NOTE 7 - FHLB Advances and Other Borrowings (continued)

Replacement of LIBOR Benchmark:

On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was signed into law in response to the U.K. Financial Conduct Authority, the authority regulating LIBOR, announcing that, among other things, the 1-month, 3-month, 6-month and 12-month U.S. dollar LIBOR settings would cease to exist after June 30, 2023. The LIBOR Act establishes a uniform national approach for replacing LIBOR in legacy contracts that do not provide for the use of a clearly defined replacement benchmark rate. As directed by the LIBOR Act, on December 16, 2022, the Federal Reserve issued a final rule setting forth regulations to implement the LIBOR Act, including establishing benchmark replacements based on SOFR for contracts governed by U.S. law that reference certain tenors of U.S. dollar LIBOR (the overnight and one-, three-, six-, and 12-month tenors) and that do not have terms that provide for the use of a clearly defined and practicable replacement benchmark rate ("fallback provisions") following the first London banking day after June 30, 2023.

As the junior subordinated debentures discussed above do not have LIBOR fallback provisions, after June 30, 2023, the interest paid on those debentures has been and will be based upon the CME Term SOFR, as the replacement benchmark, including a static spread adjustment for the appropriate tenor, as provided by the LIBOR Act and related Federal Reserve regulations. The relevant spread adjustment for a three-month tenor is 0.26161%.

NOTE 8 - Shareholders' Equity

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The current risk-based capital rules, as adopted by federal banking regulators, are based upon guidelines developed by the Basel Committee on Banking Supervision and reflect various requirements of the Dodd-Frank Act (the "Basel III Rules"). The Basel III Rules require banking organizations to, among other things, maintain a minimum ratio of Total Capital to risk-weighted assets, a minimum ratio of Tier 1 Capital to risk-weighted assets, a minimum ratio of "Common Equity Tier 1 Capital" to risk-weighted assets, and a minimum leverage ratio (calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets). In addition, under the Basel III Rules, in order to avoid limitations on capital distributions, including dividend payments, the Company is required to maintain a 2.5% capital conservation buffer above the adequately capitalized regulatory capital ratios. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. At December 31, 2023, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2023 and 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Dollars in thousands, except per share data

NOTE 8 – Shareholders' Equity (continued)

At December 31, 2023, consolidated and bank actual capital and minimum required levels are presented below:

	Actual:		Minimum Required For Capital Adequacy Purposes:		Minimum Required To Be Well-Capitalized Under Prompt Corrective Action Regulations:	
	Amount	Ratio	Amount	Ratio (1)	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Consolidated	**$ 810,391**	**16.50 %**	**$ 392,870**	**8.00 %**	**N/A**	**N/A**
Bank	**723,998**	**14.76**	**392,402**	**8.00**	**$ 490,503**	**10.00 %**
Tier 1 (Core) Capital (to Risk Weighted Assets)						
Consolidated	**$ 735,089**	**14.97 %**	**$ 294,652**	**6.00 %**	**N/A**	**N/A**
Bank	**688,696**	**14.04**	**294,302**	**6.00**	**$ 392,402**	**8.00 %**
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)						
Consolidated	**$ 700,260**	**14.26 %**	**$ 220,989**	**4.50 %**	**N/A**	**N/A**
Bank	**688,696**	**14.04**	**220,726**	**4.50**	**$ 318,827**	**6.50 %**
Tier 1 (Core) Capital (to Average Assets)						
Consolidated	**$ 735,089**	**11.75 %**	**$ 250,162**	**4.00 %**	**N/A**	**N/A**
Bank	**688,696**	**11.03**	**249,642**	**4.00**	**$ 312,053**	**5.00 %**

(1) Excludes 2.5% capital conservation buffer.

At December 31, 2022, consolidated and bank actual capital and minimum required levels are presented below:

	Actual:		Minimum Required For Capital Adequacy Purposes:		Minimum Required To Be Well-Capitalized Under Prompt Corrective Action Regulations:	
	Amount	Ratio	Amount	Ratio (1)	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 747,542	15.45 %	$ 387,024	8.00 %	N/A	N/A
Bank	680,695	14.07	386,959	8.00	$ 483,698	10.00 %
Tier 1 (Core) Capital (to Risk Weighted Assets)						
Consolidated	$ 676,068	13.97 %	$ 290,268	6.00 %	N/A	N/A
Bank	649,221	13.42	290,219	6.00	$ 386,959	8.00 %
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)						
Consolidated	$ 641,690	13.26 %	$ 217,701	4.50 %	N/A	N/A
Bank	649,221	13.42	217,664	4.50	$ 314,404	6.50 %
Tier 1 (Core) Capital (to Average Assets)						
Consolidated	$ 676,068	10.50 %	$ 257,622	4.00 %	N/A	N/A
Bank	649,221	10.09	257,341	4.00	$ 321,677	5.00 %

(1) Excludes 2.5% capital conservation buffer.

The Company and the Bank at year end 2023 and 2022 were categorized as well-capitalized. There have been no conditions or events that management believes has changed the classification of the Bank under the prompt corrective action regulations since the last notification from regulators. Regulations require the maintenance of certain capital levels at the Bank, and may limit the

Dollars in thousands, except per share data

NOTE 8 – Shareholders' Equity (continued)

dividends payable by the affiliate to the holding company, or by the holding company to its shareholders. At December 31, 2023 the Bank had approximately $175,000 in retained earnings available for payment of dividends to the parent company without prior regulatory approval.

The Company adopted the CECL accounting standard under GAAP effective January 1, 2020. The regulatory capital rules applicable to the Company provided an optional three-year phase-in period for the day-one adverse regulatory capital effects of adopting CECL. In addition, as part of the CARES Act, banking organizations were further permitted to mitigate the estimated cumulative regulatory capital effects of CECL for up to an additional two years. As a result, on January 1, 2022, the Company began the required three-year phase-in by reflecting 25% of the previously deferred estimated capital impact of CECL in its regulatory capital effective January 1, 2022. An additional 25% was phased in on each of January 1, 2023 and January 1, 2024 and another 25% will be phased in on January 1, 2025 (at which time the cumulative effects of adopting CECL will have been fully phased into our regulatory capital). Under the five-year transition option, the amount of adjustments to regulatory capital that could be deferred until the phase-in period began included both the initial impact of our adoption of CECL at January 1, 2020 and 25% of subsequent changes in our allowance for credit losses during each quarter of the two-year period ended December 31, 2021.

Equity Plans and Equity Based Compensation

During the periods presented, the Company maintained one equity incentive plan under which stock options, restricted stock, and other equity incentive awards could be granted. The Company's 2019 Long-Term Equity Incentive Plan (the "2019 LTI Plan"), which authorizes a maximum aggregate issuance of 1,000,000 shares of common stock (subject to certain permitted adjustments), became effective on May 16, 2019, following approval of the Company's shareholders. It will remain in effect until May 16, 2029, or until all shares of common stock subject to the 2019 LTI Plan are distributed, all awards have expired or terminated, or the plan is terminated pursuant to its terms, whichever occurs first.

Stock Options

Options may be designated as incentive stock options or as nonqualified stock options. While the date after which options are first exercisable is determined by the appropriate committee of the Board of Directors of the Company or, in the case of options granted to directors, by the Board of Directors, no stock option may be exercised after ten years from the date of grant (twenty years in the case of nonqualified stock options). The exercise price of stock options granted pursuant to the plans must be no less than the market value of the Common Stock on the date of the grant.

The plans authorize an optionee to pay the exercise price of options in cash or in common shares of the Company or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Company in exercise of an option. Certain of these plans authorize an optionee to surrender the value of an unexercised option in payment of an equivalent amount of the exercise price of the option. The Company typically issues authorized but unissued common shares upon the exercise of options.

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of common stock as of the reporting date.

During 2023, 2022 and 2021, the Company granted no options, and recorded no stock compensation expense related to option grants. The Company recorded no other stock compensation expense applicable to options during the years ended December 31, 2023, 2022 and 2021.

Restricted Stock

During the periods presented, awards of long-term incentives were granted in the form of restricted stock. In 2019 and prior, awards that were granted to management and selected other employees under the Company's management incentive plan were granted in tandem with cash credit entitlements in the form of 60% restricted stock grants and 40% cash credit entitlements. In 2020, awards granted under the management incentive plan were granted in tandem with cash credit entitlements in the form of 66.67% restricted stock grants and 33.33% cash credit entitlements. In 2019 and prior, the restricted stock grants and tandem cash credit entitlements, generally, vested in three annual installments of 33.3% each. In 2020, 100% of the cash portion of an award vests towards the end of the year in which the grant was made, followed by the restricted stock grants vesting 50% in each of the 2nd and 3rd years. Beginning in 2021, for named executive officers, awards are granted in the form of 100% restricted stock grants which will vest in one-third installments on the first, second and third anniversaries of the award date.

Dollars in thousands, except per share data

NOTE 8 – Shareholders' Equity (continued)

Awards that are granted to directors as additional retainers for their services do not include any cash credit entitlement. These director restricted stock grants are subject to forfeiture in the event that the recipient of the grant does not continue in service as a director of the Company through December 31 of the year after grant or does not satisfy certain meeting attendance requirements, at which time they generally vest 100 percent. For measuring compensation costs, restricted stock awards are valued based upon the market value of the common shares on the date of grant.

The following table presents expense recorded for restricted stock and cash entitlements as well as the related tax effect for the years ended 2023, 2022, and 2021:

	2023	2022	2021
Restricted Stock Expense	**$ 2,345**	$ 2,308	$ 1,692
Cash Entitlement Expense	**750**	646	732
Tax Effect	**(803)**	(766)	(629)
Net of Tax	**$ 2,292**	$ 2,188	$ 1,795

Unrecognized expense associated with the restricted stock grants and cash entitlements totaled $3,519, $2,781, and $2,497 as of December 31, 2023, 2022, and 2021, respectively.

The following table presents information on restricted stock grants outstanding for the period shown:

	Year Ended December 31, 2023	
	Restricted Shares	**Weighted Average Market Price at Grant**
Outstanding at Beginning of Period	**74,873**	**$ 41.05**
Granted	**96,931**	**33.72**
Issued and Vested	**(49,757)**	**40.55**
Forfeited	**(5,415)**	**37.20**
Outstanding at End of Period	**116,632**	**35.34**

Employee Stock Purchase Plan

The Company's shareholders approved the Company's 2019 Employee Stock Purchase Plan on May 16, 2019, as well as an Amended and Restated 2019 Employee Stock Purchase Plan on May 21, 2020, which was amended and restated to reflect certain clarifying changes (the "2019 ESPP"). The 2019 ESPP replaced the Company's 2009 Employee Stock Purchase Plan, which expired by its own terms on August 16, 2019. The 2019 ESPP provides for a series of 3-month offering periods, commencing on the first day and ending on the last trading day of each calendar quarter, for the purchase of the Company's common stock by participating employees. The purchase price of the shares has been set at 95% of the fair market value of the Company's common stock on the last trading day of the offering period. A total of 750,000 common shares has been reserved for issuance under the 2019 ESPP. The 2019 ESPP will continue until September 30, 2029, or, if earlier, until all of the shares of common stock allocated to the 2019 ESPP have been purchased. Funding for the purchase of common stock is from employee and Company contributions.

In 2023, the Company recorded $29 of expense, $22 net of tax, for the employee stock purchase plan. In 2022, the Company recorded $53 of expense, $39 net of tax, for the employee stock purchase plan. In 2021, the Company recorded $45 of expense, $34 net of tax, for the employee stock purchase plan. There was no unrecognized compensation expense as of December 31, 2023, 2022 and 2021 for the Employee Stock Purchase Plans.

Stock Repurchase Plan

On January 31, 2022, the Company's Board of Directors approved a new plan to repurchase up to one million shares of the Company's outstanding common stock. On a share basis, the amount of common stock subject to the new repurchase plan represented approximately 3% of the Company's outstanding shares on the date it was approved. The Company is not obligated to purchase shares under the plan, and the plan may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase plan will be determined by the Company at its discretion and will depend upon such

Dollars in thousands, except per share data

NOTE 8 – Shareholders' Equity (continued)

factors as the market price of the stock, general market and economic conditions and applicable legal requirements. The Company has not repurchased an shares under this repurchase plan.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations, like the Company. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

NOTE 9 - Employee Benefit Plans

The Company provides a contributory trusteed 401(k) deferred compensation and profit sharing plan, which covers substantially all employees. The Company agrees to match certain employee contributions under the 401(k) portion of the plan, while profit sharing contributions are discretionary and are subject to determination by the Board of Directors. Company contributions were $2,356, $2,152, and $2,050 for 2023, 2022, and 2021, respectively.

The Company self-insures employee health benefits. Stop loss insurance covers annual losses exceeding $175 per covered family. Management's policy is to establish a reserve for claims not submitted by a charge to earnings based on prior experience. Charges to earnings were $7,227, $7,619, and $5,520 for 2023, 2022, and 2021, respectively.

The Company maintains deferred compensation plans for the benefit of certain directors and officers. Under the plans, the Company agrees in return for the directors and officers deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $2,651 and $3,212 at December 31, 2023 and 2022, respectively. Deferred compensation expense was $261, $1,143, and $302 for 2023, 2022, and 2021, respectively. In conjunction with the plans, the Company purchased life insurance on certain directors and officers.

Postretirement Medical and Life Benefit Plan

The Company has an unfunded postretirement benefit plan covering substantially all of its employees. The medical plan is contributory with the participants' contributions adjusted annually; the life insurance plans are noncontributory.

Changes in Accumulated Postretirement Benefit Obligations:	**2023**	**2022**
Obligation at the Beginning of Year	**$ 1,530**	$ 1,592
Unrecognized Loss (Gain)	**187**	(71)
Components of Net Periodic Postretirement Benefit Cost		
Service Cost	**101**	105
Interest Cost	**71**	35
Net Expected Benefit Payments	**(142)**	(131)
Amendments	**—**	—
Obligation at End of Year	**$ 1,747**	$ 1,530

Components of Postretirement Benefit Expense:	**2023**	**2022**	**2021**
Service Cost	**$ 101**	$ 105	$ 119
Interest Cost	**71**	35	28
Amortization of Prior Service Costs	**(3)**	(2)	(2)
Amortization of Unrecognized Net (Gain) Loss	**32**	43	55
Net Postretirement Benefit Expense	**201**	181	200
Net Gain (Loss) During Period Recognized in Other Comprehensive Income (Loss)	**158**	(112)	(121)
Total Recognized in Net Postretirement Benefit Expense and Other Comprehensive Income	**$ 359**	$ 69	$ 79

Dollars in thousands, except per share data

NOTE 9 – Employee Benefit Plans (continued)

Assumptions Used to Determine Net Periodic Cost and Benefit Obligations:	2023	2022	2021
Discount Rate	**4.64 %**	4.83 %	2.31 %

Assumed Health Care Cost Trend Rates at Year-end:	2023	2022
Health Care Cost Trend Rate Assumed for Next Year	**8.00 %**	7.50 %
Rate that the Cost Trend Rate Gradually Declines to	**4.50 %**	4.50 %
Year that the Rate Reaches the Rate it is Assumed to Remain at	**2030**	2028

Contributions
The Company expects to contribute $169 to its postretirement medical and life insurance plan in 2024.

Estimated Future Benefits

The following postretirement benefit payments, which reflect expected future service, are expected to be paid:

2024	$ 169
2025	129
2026	167
2027	177
2028	184
2029-2033	931

Multi-Employer Pension Plan

Through the acquisition of River Valley Bancorp, the Company acquired a participation in a multi-employer defined benefit pension plan. Effective December 31, 2015, the plan was frozen. Pension expense was approximately $141 and $53 during 2023 and 2022, respectively. Specific plan asset and accumulated benefit information for the Company's portion of the fund is not available. Under the Employee Retirement Income and Security Act of 1974 ("ERISA"), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Company is in process of withdrawing from this multi-employer pension plan with finalization expected to occur in the second quarter of 2024. As a result, the Company has accrued a withdrawal liability in the amount of $101 as of December 31, 2023.

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (the "Pentegra DB Plan"), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under ERISA and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500, equal $142,405 and $248,563 for the plan years ended June 30, 2022 and 2021, respectively. The Company's contributions to the Pentegra DB Plan for the fiscal year ending December 31, 2023 were not more than 5% of total contributions to the Pentegra DB Plan for the year ending June 30, 2022.

Dollars in thousands, except per share data

NOTE 10 - Income Taxes

The provision for income taxes consists of the following:

	2023	2022	2021
Current Federal	**$ 13,067**	$ 13,049	$ 13,437
Current State	**1,934**	1,763	2,547
Deferred Federal	**2,602**	1,868	2,056
Deferred State	**156**	671	608
Total	**$ 17,759**	$ 17,351	$ 18,648

Effective tax rates differ from the federal statutory rate of 21% for 2023, 2022 and 2021 applied to income before income taxes due to the following:

	2023	2022	2021
Statutory Rate Times Pre-tax Income	**$ 21,766**	$ 20,827	$ 21,585
Add (Subtract) the Tax Effect of:			
Income from Tax-exempt Loans and Investments	**(4,951)**	(5,223)	(3,872)
Non-deductible Merger Costs	**—**	177	—
State Income Tax, Net of Federal Tax Effect	**1,651**	1,923	2,492
General Business Tax Credits	**(1,128)**	(1,038)	(1,013)
Amortization of Tax Credit Investments	**1,101**	1,040	1,001
Company Owned Life Insurance	**(363)**	(476)	(321)
Other Differences	**(317)**	121	(1,224)
Total Income Taxes	**$ 17,759**	$ 17,351	$ 18,648

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 10 – Income Taxes (continued)

The net deferred tax asset/(liability) at December 31 consists of the following:

	2023	2022
Deferred Tax Assets:		
Allowance for Credit Losses	$ 10,888	$ 10,478
Lease Liability (Operating Leases)	1,313	1,585
Unrealized Loss on Securities	57,882	70,234
Deferred Compensation and Employee Benefits	1,026	1,162
Other-than-temporary Impairment	245	246
Accrued Expenses	1,224	1,325
Business Combination Fair Value Adjustments	—	205
Pension and Postretirement Plans	182	182
Other Real Estate Owned	41	70
Non-Accrual Loan Interest Income	449	629
General Business Tax Credits	—	198
Net Operating Loss Carryforward	650	828
Other	879	1,190
Total Deferred Tax Assets	74,779	88,332
Deferred Tax Liabilities:		
Depreciation	(3,416)	(2,859)
Leasing Activities, Net	(12,926)	(10,983)
FHLB Stock Dividends	(455)	(488)
Prepaid Expenses	(154)	(684)
Intangibles	(2,376)	(3,181)
Deferred Loan Fees	(954)	(1,127)
Mortgage Servicing Rights	(51)	(58)
Right of Use Asset (Operating Leases)	(1,274)	(1,548)
Business Combination Fair Value Adjustments	(478)	—
Other	(1,325)	(924)
Total Deferred Tax Liabilities	(23,409)	(21,852)
Valuation Allowance	—	—
Net Deferred Tax Asset/(Liability)	$ 51,370	$ 66,480

Under the Internal Revenue Code, through 1996, three acquired banking companies, which are now a part of the Company's single banking subsidiary, were allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The acquired banks were formerly known as River Valley Financial Bank (acquired in March 2016), Peoples Community Bank (acquired in October 2005) and First American Bank (acquired in January 1999). Subject to certain limitations, these banks were permitted to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deductions or actual loss experience. Each of the banks generally computed its annual addition to its bad debt reserves using the percentage of taxable income method; however, due to certain limitations in 1996, the banks were only allowed a deduction based on actual loss experience.

Retained earnings at December 31, 2023, include approximately $5,095 for which no provision for federal income taxes has been made. This amount represents allocations of income for allowable bad debt deductions. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income. The unrecorded deferred income tax liability on the above amount at December 31, 2023 was approximately $1,070.

As of December 31, 2023, the Company had Kentucky net operating loss carryforwards of $16,462, which expire in years ranging from 2029 through 2040. These net operating loss carryforwards are expected to be fully utilized before their expiration dates.

Dollars in thousands, except per share data

NOTE 10 – Income Taxes (continued)

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2023, 2022, and 2021, and did not recognize any increase in unrecognized benefits during 2023 relative to any tax positions taken in 2023. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company's policy to record such accruals in its income tax expense accounts; no such accruals existed as of December 31, 2023, 2022, and 2021. The Company and its corporate subsidiaries file a consolidated U.S. Federal income tax return, which is subject to examination for all years after 2019. The Company and its corporate subsidiaries file combined/unitary returns in various states, which are subject to examination for all years after 2019.

NOTE 11 - Revenue Recognition

The following table presents non-interest income, segregated by revenue streams in-scope and out-of-scope of FASB ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), for the years ended December 31, 2023, 2022 and 2021. Trust and investment product fees are included in the wealth management services segment while insurance revenues are included in the insurance segment. All other revenue streams are primarily included in the banking segment.

		Year Ended December 31,	
Non-interest Income	**2023**	**2022**	**2021**
In-Scope of Topic 606:			
Wealth Management Fees	**$ 11,711**	$ 10,076	$ 10,321
Service Charges on Deposit Accounts	**11,538**	11,457	7,723
Insurance Revenues	**9,596**	10,020	9,268
Interchange Fee Income	**17,452**	15,820	13,116
Other Operating Income:			
ATM Fees	**1,185**	1,235	992
Wire Transfer Fees	**696**	737	703
Other [(1)]	**1,251**	1,251	1,182
Non-interest Income (in-scope of Topic 606)	**53,429**	50,596	43,305
Non-interest Income (out-of-scope of Topic 606)	**6,832**	8,537	16,157
Total Non-interest Income	**$ 60,261**	$ 59,133	$ 59,462

[(1)] "Other" income includes safe deposit box rentals and other non-interest related fees totaling $1.2 million, $1.2 million, and $1.2 million for the years ended December 31, 2023, 2022, and 2021, respectively, all of which are within scope of ASC 606.

A description of the Company's revenue streams accounted for under Topic 606 follows:

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as stop payment charges and statement rendering, are recognized at the time the transaction is executed (the point in time the Company fills the customer's request). Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs.

Interchange Fee Income: The Company earns interchange fees from debit/credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Wealth Management Fees: The Company earns wealth management and investment services income from its contracts with wealth management customers to manage assets for investment and/or to transact their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on the market value of assets under management at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed (trade date).

Dollars in thousands, except per share data

NOTE 11 – Revenue Recognition (continued)

Insurance Revenues: The Company earns insurance revenue from commissions derived from the sale of personal and corporate property and casualty insurance products. These commissions are primarily earned over time as the Company provides the contracted insurance product to customers.

Other Operating Income: The other operating income revenue streams within the scope of Topic 606 consist of ATM fees, wire transfer fees, safe deposit box rentals, check printing commissions and other non-interest related fees.

NOTE 12 - Per Share Data

The computation of Basic Earnings per Share and Diluted Earnings per Share are provided below:

	2023	2022	2021
Basic Earnings per Share:			
Net Income	**$ 85,888**	$ 81,825	$ 84,137
Weighted Average Shares Outstanding	**29,557,567**	29,464,591	26,537,311
Basic Earnings per Share	**$ 2.91**	$ 2.78	$ 3.17
Diluted Earnings per Share:			
Net Income	**$ 85,888**	$ 81,825	$ 84,137
Weighted Average Shares Outstanding	**29,557,567**	29,464,591	26,537,311
Potentially Dilutive Shares, Net	**—**	—	—
Diluted Weighted Average Shares Outstanding	**29,557,567**	29,464,591	26,537,311
Diluted Earnings per Share	**$ 2.91**	$ 2.78	$ 3.17

There were no anti-dilutive shares at December 31, 2023, 2022, and 2021. There were no stock options outstanding at December 31, 2023, 2022 and 2021. Restricted stock units are participating shares and included in outstanding shares for purposes of the calculation of earnings per share.

NOTE 13 - Leases

At the inception of a contract, an entity should determine whether the contract contains a lease. Topic 842 defines a lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Control over the use of an identified asset means that the customer has both (1) the right to obtain substantially all of the economic benefits from the use of the asset and (2) the right to direct the use of the asset.

The Bank has finance leases for branch offices as well as operating leases for branch offices, ATM locations and certain office equipment. The right-of-use asset is included in the 'Premises, Furniture and Equipment, Net' line of the Consolidated Balance Sheet. The lease liability is included in the 'Accrued Interest Payable and Other Liabilities' line of the Consolidated Balance Sheet.

The Company used the implicit lease rate when determining the present value of lease payments for finance leases. The present value of lease payments for operating leases was determined using the incremental borrowing rate as of the date the Company adopted this standard.

The components of lease expense were as follows:

	December 31, 2023	December 31, 2022
Finance Lease Cost:		
Amortization of Right-of-Use Assets	**$ 210**	$ 210
Interest on Lease Liabilities	**304**	326
Operating Lease Cost	**1,424**	1,508
Short-term Lease Cost	**—**	—
Total Lease Cost	**$ 1,938**	$ 2,044

Dollars in thousands, except per share data

NOTE 13 – Leases (continued)

The weighted average lease term and discount rates were as follows:

	December 31, 2023	December 31, 2022
Weighted Average Remaining Lease Term:		
Finance Leases	**8 years**	9 years
Operating Leases	**7 years**	7 years
Weighted Average Discount Rate:		
Finance Leases	**11.37 %**	11.41 %
Operating Leases	**3.07 %**	2.98 %

Supplemental balance sheet information related to leases were as follows:

	December 31, 2023	December 31, 2022
Finance Leases		
Premises, Furniture and Equipment, Net	**$ 1,648**	$ 1,858
Other Borrowings	**$ 2,642**	$ 2,857
Operating Leases		
Operating Lease Right-of-Use Assets	**$ 5,180**	$ 6,297
Operating Lease Liabilities	**$ 5,337**	$ 6,447

Supplemental cash flow information related to leases were as follows:

	December 31, 2023	December 31, 2022
Cash Paid for Amounts in the Measurement of Lease Liabilities:		
Operating Cash Flows from Finance Leases	**$ 304**	$ 326
Operating Cash Flows from Operating Leases	**1,395**	1,449
Financing Cash Flows from Finance Leases	**211**	186

The following table presents a maturity analysis of Finance and Operating Lease Liabilities:

	December 31, 2023	
	Finance Leases	Operating Leases
Year 1	**$ 519**	**$ 1,256**
Year 2	**519**	**1,047**
Year 3	**519**	**845**
Year 4	**486**	**662**
Year 5	**438**	**620**
Thereafter	**1,509**	**1,488**
Total Lease Payments	**3,990**	**5,918**
Less Imputed Interest	**(1,348)**	**(581)**
Total	**$ 2,642**	**$ 5,337**

NOTE 14 - Commitments and Off-balance Sheet Items

In the normal course of business, there are various commitments and contingent liabilities, such as commitments to extend credit and commitments to sell loans, which are not reflected in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policy to make commitments as it uses for on-balance sheet items.

The Company's exposure to credit risk for commitments to sell loans is dependent upon the ability of the counter-party to purchase the loans. This is generally assured by the use of government sponsored entity counterparts. These commitments are subject to market risk resulting from fluctuations in interest rates.

Dollars in thousands, except per share data

NOTE 14 – Commitments and Off-balance Sheet Items (continued)

Commitments and contingent liabilities are summarized as follows, at December 31:

	2023		2022	
	Fixed Rate	**Variable Rate**	**Fixed Rate**	**Variable Rate**
Commitments to Fund Loans:				
Consumer Lines	**$ 13,978**	**$ 689,295**	$ 15,238	$ 576,784
Commercial Operating Lines	**120,352**	**546,016**	161,058	611,357
Residential Mortgages	**11,855**	**3,521**	15,129	5,327
Total Commitments to Fund Loans	**$ 146,185**	**$ 1,238,832**	$ 191,425	$ 1,193,468
Commitments to Sell Loans:				
Mandatory	**$ —**	**$ —**	$ —	$ —
Non-mandatory	**$ 5,992**	**$ —**	$ 8,731	$ —
Standby Letters of Credit	**$ 3,340**	**$ 16,161**	$ 3,047	$ 17,117

The fixed rate commitments to fund loans have interest rates ranging from 2.00% to 24.00% and maturities ranging from less than 1 year to 27 years. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land, and other items.

The Company maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued interest payable and other liabilities.

NOTE 15 - Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For investment securities where quoted prices are not available, fair values are calculated based on market prices of similar investment securities (Level 2). For investment securities where quoted prices or market prices of similar investment securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Level 3 pricing is obtained from a third-party based upon similar trades that are not traded frequently without adjustment by the Company. At December 31, 2023, the Company held $75 in Level 3 securities which consist of non-rated Obligations of State and Political Subdivisions and $984 in Level 3 securities which consist of non-rated MBS/CMO. Absent the credit rating, significant assumptions must be made such that the credit risk input becomes an unobservable input and thus these investment securities are reported by the Company in a Level 3 classification.

Dollars in thousands, except per share data

NOTE 15 – Fair Value (continued)

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Individually Analyzed Loans: Fair values for collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances includes consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value in the cost to replace the current property. Value of market comparison approach evaluates the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investor's required return. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Comparable sales adjustments are based on known sales prices of similar type and similar use properties and duration of time that the property has been on the market to sell. Such adjustments made in the appraisal process are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Company's Risk Management Area reviews the assumptions and approaches utilized in the appraisal. In determining the value of impaired collateral dependent loans and other real estate owned, significant unobservable inputs may be used which include: physical condition of comparable properties sold, net operating income generated by the property and investor rates of return.

Other Real Estate: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate (ORE) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property utilizing similar techniques as discussed above for Impaired Loans, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, impairment loss is recognized.

Loans Held-for-Sale: The fair values of loans held for sale are determined by using quoted prices for similar assets, adjusted for specific attributes of that loan resulting in a Level 2 classification.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements at December 31, 2023 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
U.S. Treasury	$ —	$ —	$ —	$ —
Obligations of State and Political Subdivisions	—	768,800	75	768,875
MBS/CMO	—	644,056	984	645,040
US Gov't Sponsored Entities & Agencies	—	182,917	—	182,917
Total Securities	$ —	$ 1,595,773	$ 1,059	$ 1,596,832
Loans Held-for-Sale	$ —	$ 5,226	$ —	$ 5,226
Derivative Assets	$ —	$ 7,458	$ —	$ 7,458
Derivative Liabilities	$ —	$ 7,467	$ —	$ 7,467

Dollars in thousands, except per share data

NOTE 15 – Fair Value (continued)

	Fair Value Measurements at December 31, 2022 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
U.S. Treasury	$ 64,119	$ —	$ —	$ 64,119
Obligations of State and Political Subdivisions	—	777,769	83	$ 777,852
MBS/CMO	—	713,775	906	$ 714,681
US Gov't Sponsored Entities & Agencies	—	205,017	—	205,017
Total Securities	$ 64,119	$ 1,696,561	$ 989	$ 1,761,669
Loans Held-for-Sale	$ —	$ 8,600	$ —	$ 8,600
Derivative Assets	$ —	$ 9,899	$ —	$ 9,899
Derivative Liabilities	$ —	$ 9,749	$ —	$ 9,749

As of December 31, 2023 and 2022, the aggregate fair value, contractual balance (including accrued interest), and gain or loss on Loans Held-for-Sale were as follows:

	2023	2022
Aggregate Fair Value	**$ 5,226**	$ 8,600
Contractual Balance	**5,125**	8,474
Gain (Loss)	**101**	126

The total amount of gains and losses from changes in fair value included in earnings for the years ended December 31, 2023, 2022 and 2021 for loans held for sale were $(25), $(163), and $(237), respectively.

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2023 and 2022:

	Obligations of State and Political Subdivisions		MBS/CMO	
	2023	2022	2023	2022
Balance of Recurring Level 3 Assets at January 1	**$ 83**	$ —	**$ 906**	$ —
Total Gains (Losses) Included in Other Comprehensive Income	**(8)**	(17)	**78**	(76)
Maturities / Calls	**—**	—	**—**	—
Acquired through Bank Acquisition	**—**	100	**—**	982
Balance of Recurring Level 3 Assets at December 31	**$ 75**	$ 83	**$ 984**	$ 906

Of the total gain/loss included in earnings for the years ended December 31, 2023 and 2022, $70 and $(93) was attributable to other changes in fair value, respectively.

Dollars in thousands, except per share data

NOTE 15 – Fair Value (continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2023 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable I nputs (Level 3)	Total
Assets:				
Individually Analyzed Loans				
Commercial and Industrial Loans	$ —	$ —	$ **2,506**	$ **2,506**
Commercial Real Estate Loans	—	—	**3,447**	**3,447**
Agricultural Loans	—	—	**2,395**	**2,395**
Consumer Loans	—	—	**9**	**9**
Home Equity Loans	—	—	**326**	**326**
Residential Mortgage Loans	—	—	**450**	**450**

	Fair Value Measurements at December 31, 2022 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable I nputs (Level 3)	Total
Assets:				
Individually Analyzed Loans				
Commercial and Industrial Loans	$ —	$ —	$ 1,858	$ 1,858
Commercial Real Estate Loans	—	—	10,040	10,040
Agricultural Loans	—	—	2,970	2,970
Consumer Loans	—	—	8	8
Home Equity Loans	—	—	368	368
Residential Mortgage Loans	—	—	718	718

There was no Other Real Estate carried at fair value less costs to sell at December 31, 2023 and 2022. No charge to earnings was included in the years ended December 31, 2023 and 2022.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2023 and 2022:

December 31, 2023	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Individually Analyzed Loans - Commercial and Industrial Loans	$ **2,506**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**23% - 100% (33%)**
Individually Analyzed Loans - Commercial Real Estate Loans	$ **3,447**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% - 68% (42%)**
Individually Analyzed Loans - Agricultural Loans	$ **2,395**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**31% - 100% (51%)**
Individually Analyzed Loans - Consumer Loans	$ **9**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% - 20% (20%)**
Individually Analyzed Loans - Home Equity Loans	$ **326**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% - 20% (20%)**
Individually Analyzed Loans - Residential Mortgage Loans	$ **450**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% -20% (20%)**

Dollars in thousands, except per share data

NOTE 15 – Fair Value (continued)

December 31, 2022	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Individually Analyzed Loans - Commercial and Industrial Loans	$ 1,858	Sales comparison approach	Adjustment for physical condition of comparable properties sold	0% - 100% (40%)
Individually Analyzed Loans - Commercial Real Estate Loans	$ 10,040	Sales comparison approach	Adjustment for physical condition of comparable properties sold	30% - 100% (37%)
Individually Analyzed Loans - Agricultural Loans	$ 2,970	Sales comparison approach	Adjustment for physical condition of comparable properties sold	30% - 100% (48%)
Individually Analyzed Loans - Consumer Loans	$ 8	Sales comparison approach	Adjustment for physical condition of comparable properties sold	27% - 100% (20%)
Individually Analyzed Loans - Home Equity Loans	$ 368	Sales comparison approach	Adjustment for physical condition of comparable properties sold	20% - 51% (20%)
Individually Analyzed Loans - Residential Mortgage Loans	$ 718	Sales comparison approach	Adjustment for physical condition of comparable properties sold	20% - 100% (21%)

The carrying amounts and estimated fair values of the Company's financial instruments not previously presented are provided in the tables below for the periods ending December 31, 2023 and 2022. Not all of the Company's assets and liabilities are considered financial instruments, and therefore are not included in the tables. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates were based on subjective judgments, and therefore cannot be determined with precision.

		Fair Value Measurements at December 31, 2023 Using			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash and Short-term Investments	**$ 115,330**	**$ 78,805**	**$ 36,525**	**$ —**	**$ 115,330**
Interest Bearing Time Deposits with Banks	**500**	**—**	**500**	**—**	**500**
Loans, Net	**3,918,184**	**—**	**—**	**3,801,738**	**3,801,738**
Accrued Interest Receivable	**30,595**	**—**	**10,014**	**20,581**	**30,595**
Financial Liabilities:					
Demand, Savings, and Money Market Deposits	**(4,485,921)**	**(4,485,921)**	**—**	**—**	**(4,485,921)**
Time Deposits	**(767,042)**	**—**	**(759,217)**	**—**	**(759,217)**
Short-term Borrowings	**(65,968)**	**(25,000)**	**(40,968)**	**—**	**(65,968)**
Long-term Debt	**(127,969)**	**—**	**(52,522)**	**(74,562)**	**(127,084)**
Accrued Interest Payable	**(7,073)**	**—**	**(6,701)**	**(372)**	**(7,073)**

		Fair Value Measurements at December 31, 2022 Using			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash and Short-term Investments	$ 117,381	$ 75,476	$ 41,905	$ —	$ 117,381
Interest Bearing Time Deposits with Banks	500	—	500	—	500
Loans, Net	3,724,804	—	—	3,688,903	3,688,903
Accrued Interest Receivable	27,741	38	10,863	16,840	27,741
Financial Liabilities:					
Demand, Savings, and Money Market Deposits	(4,921,582)	(4,921,582)	—	—	(4,921,582)
Time Deposits	(428,469)	—	(426,184)	—	(426,184)
Short-term Borrowings	(101,161)	(36,200)	(64,961)	—	(101,161)
Long-term Debt	(102,645)	—	(26,830)	(72,272)	(99,102)
Accrued Interest Payable	(1,513)	—	(1,205)	(308)	(1,513)

NOTE 16 - Segment Information

The Company's operations include three primary segments: core banking, wealth management services, and insurance operations. The core banking segment involves attracting deposits from the general public and using such funds to originate consumer, commercial and agricultural, commercial and agricultural real estate, and residential mortgage loans, primarily in the Company's local markets. The core banking segment also involves the sale of residential mortgage loans in the secondary

Dollars in thousands, except per share data

NOTE 16 – Segment Information (continued)

market. The wealth management segment involves providing trust, investment advisory, brokerage and retirement planning services to customers. The insurance segment offers a full range of personal and corporate property and casualty insurance products, primarily in the Company's banking subsidiary's local markets.

The core banking segment is comprised by the Company's banking subsidiary, German American Bank, which operated through 76 banking offices at December 31, 2023. Net interest income from loans and investments funded by deposits and borrowings is the primary revenue for the core-banking segment. The wealth management segment's revenues are comprised primarily of fees generated by the trust operations of the Company's banking subsidiary and by German American Investment Services, Inc. These fees are derived by providing trust, investment advisory, brokerage and retirement planning services to its customers. The insurance segment primarily consists of German American Insurance, Inc., which provides a full line of personal and corporate insurance products. Commissions derived from the sale of insurance products are the primary source of revenue for the insurance segment.

The following segment financial information has been derived from the internal financial statements of the Company which are used by management to monitor and manage financial performance. The accounting policies of the three segments are the same as those of the Company. The evaluation process for segments does not include holding company income and expense. Holding company amounts are the primary differences between segment amounts and consolidated totals, and are reflected in the column labeled "Other" below, along with amounts to eliminate transactions between segments.

	Core Banking	Wealth Management Services	Insurance	Other	Consolidated Totals
Year Ended December 31, 2023					
Net Interest Income	**$ 195,215**	**$ 120**	**$ 56**	**$ (4,958)**	**$ 190,433**
Net Gains on Sales of Loans	**2,363**	**—**	**—**	**—**	**2,363**
Net Gains on Securities	**40**	**—**	**—**	**—**	**40**
Wealth Management Fees	**5**	**11,706**	**—**	**—**	**11,711**
Insurance Revenues	**1**	**24**	**9,572**	**(1)**	**9,596**
Noncash Items:					
Provision for Credit Losses	**2,550**	**—**	**—**	**—**	**2,550**
Depreciation and Amortization	**9,025**	**31**	**48**	**456**	**9,560**
Income Tax Expense (Benefit)	**18,698**	**695**	**556**	**(2,190)**	**17,759**
Segment Profit (Loss)	**85,037**	**2,974**	**1,682**	**(3,805)**	**85,888**
Segment Assets at December 31, 2023	**6,137,687**	**9,508**	**3,509**	**1,494**	**6,152,198**

	Core Banking	Wealth Management Services	Insurance	Other	Consolidated Totals
Year Ended December 31, 2022					
Net Interest Income	$ 204,259	$ 46	$ 27	$ (3,748)	$ 200,584
Net Gains on Sales of Loans	3,818	—	—	—	3,818
Net Gains on Securities	589	—	—	(27)	562
Wealth Management Fees	4	10,072	—	—	10,076
Insurance Revenues	31	12	9,977	—	10,020
Noncash Items:					
Provision for Credit Losses	6,350	—	—	—	6,350
Depreciation and Amortization	9,571	41	48	456	10,116
Income Tax Expense (Benefit)	17,873	691	720	(1,933)	17,351
Segment Profit (Loss)	82,965	2,157	2,281	(5,578)	81,825
Segment Assets at December 31, 2022	6,152,346	8,846	14,706	(19,907)	6,155,991

Dollars in thousands, except per share data

NOTE 16 – Segment Information (continued)

	Core Banking	Wealth Management Services	Insurance	Other	Consolidated Totals
Year Ended December 31, 2021					
Net Interest Income	$ 163,395	$ 42	$ 11	$ (2,618)	$ 160,830
Net Gains on Sales of Loans	8,267	—	—	—	8,267
Net Gains on Securities	2,247	—	—	—	2,247
Wealth Management Fees	4	10,317	—	—	10,321
Insurance Revenues	14	7	9,247	—	9,268
Noncash Items:					
Provision for Credit Losses	(6,500)	—	—	—	(6,500)
Depreciation and Amortization	8,346	46	57	321	8,770
Income Tax Expense (Benefit)	18,774	826	652	(1,604)	18,648
Segment Profit (Loss)	82,066	2,543	2,034	(2,506)	84,137
Segment Assets at December 31, 2021	5,595,721	6,115	12,245	(5,542)	5,608,539

NOTE 17 - Parent Company Financial Statements

The condensed financial statements of German American Bancorp, Inc. are presented below:

CONDENSED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
Cash	**$ 66,835**	$ 46,541
Securities Available-for-Sale	**4,112**	—
Other Investments	**353**	353
Investment in Subsidiary Bank	**652,452**	566,494
Investment in Non-banking Subsidiaries	**1,975**	6,747
Other Assets	**15,097**	19,165
Total Assets	**$ 740,824**	$ 639,300
LIABILITIES		
Borrowings	**$ 75,327**	$ 74,788
Other Liabilities	**1,939**	6,119
Total Liabilities	**77,266**	80,907
SHAREHOLDERS' EQUITY		
Common Stock	**29,585**	29,493
Additional Paid-in Capital	**389,411**	387,171
Retained Earnings	**461,622**	405,167
Accumulated Other Comprehensive Income (Loss)	**(217,060)**	(263,438)
Total Shareholders' Equity	**663,558**	558,393
Total Liabilities and Shareholders' Equity	**$ 740,824**	$ 639,300

Dollars in thousands, except per share data

NOTE 17 – Parent Company Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2023	**2022**	**2021**
INCOME			
Dividends from Subsidiaries			
Bank	**$ 50,000**	$ 35,000	$ 65,000
Non-bank	**—**	—	1,470
Interest Income	**277**	104	109
Other Income (Loss)	**(28)**	31	11
Total Income	**50,249**	35,135	66,590
EXPENSES			
Salaries and Employee Benefits	**535**	535	537
Professional Fees	**777**	1,989	1,256
Occupancy and Equipment Expense	**8**	8	10
Interest Expense	**5,360**	3,963	2,763
Other Expenses	**1,183**	1,162	1,200
Total Expenses	**7,863**	7,657	5,766
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	**42,386**	27,478	60,824
Income Tax Benefit	**2,215**	1,947	1,607
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	**44,601**	29,425	62,431
Equity in Undistributed Income of Subsidiaries	**41,287**	52,400	21,706
NET INCOME	**85,888**	81,825	84,137
Other Comprehensive Income (Loss):			
Changes in Unrealized Gain (Loss) on Securities, Available-for-Sale	**46,378**	(278,976)	(19,891)
Changes in Unrecognized Loss in Postretirement Benefit Obligation, Net	**—**	54	—
TOTAL COMPREHENSIVE INCOME (LOSS)	**$ 132,266**	$ (197,097)	$ 64,246

Dollars in thousands, except per share data

NOTE 17 – Parent Company Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2023	**2022**	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	**$ 85,888**	$ 81,825	$ 84,137
Adjustments to Reconcile Net Income to Net Cash from Operations			
Change in Other Assets	**3,929**	3,861	(3,939)
Change in Other Liabilities	**(3,113)**	1,200	863
Equity Based Compensation	**2,332**	2,330	1,723
Equity in Excess Undistributed Income of Subsidiaries	**(41,287)**	(52,400)	(21,706)
Net Cash from Operating Activities	**47,749**	36,816	61,078
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash Used for Business Acquisitions	**—**	(49,644)	—
Net Equity in Dissolution of Subsidiary	**1,978**	—	—
Net Cash from Investing Activities	**1,978**	(49,644)	—
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends Paid	**(29,433)**	(27,022)	(22,220)
Net Cash from Financing Activities	**(29,433)**	(27,022)	(22,220)
Net Change in Cash and Cash Equivalents	**20,294**	(39,850)	38,858
Cash and Cash Equivalents at Beginning of Year	**46,541**	86,391	47,533
Cash and Cash Equivalents at End of Year	**$ 66,835**	$ 46,541	$ 86,391

NOTE 18 - Business Combinations, Goodwill and Intangible Assets

Business Combinations

On January 1, 2022, the Company acquired Citizens Union Bancorp of Shelbyville, Inc. ("CUB") through the merger of CUB with and into the Company. This was immediately followed by the merger of Citizens Union Bank of Shelbyville, Inc., a wholly-owned subsidiary of CUB, into the Company's subsidiary bank, German American Bank. CUB, headquartered in Shelbyville, Kentucky, operated 15 retail banking offices located in Shelby, Jefferson, Spencer, Bullitt, Oldham, Owen, Gallatin and Hardin counties in Kentucky through Citizens Union Bank of Shelbyville, Inc.

As of the closing of the transaction, CUB had total assets of $1,108,546, total loans of $683,807, and total deposits of $930,533. The Company accounted for the transaction under the acquisition method of accounting which means these financial assets and liabilities were recorded at fair value at the day of acquisition. The fair value of the common shares issued as part of the consideration paid for CUB was based upon the closing price of the Company's common shares on the acquisition date.

In accordance with ASC 805, the Company has expensed approximately $12,323 of direct acquisition costs and recorded $58,596 of goodwill and $7,572 of intangible assets. The goodwill of $58,596 arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. This goodwill will be evaluated annually for impairment and is non-deductible for tax purposes. The intangible assets are related to core deposits and are being amortized over 8 years. The following table summarizes the fair value of the total consideration transferred as a part of the CUB acquisition as well as the fair value of identifiable assets acquired and liabilities assumed as of the effective date of the transaction.

Dollars in thousands, except per share data

NOTE 18 – Business Combinations, Goodwill and Intangible Assets (continued)

Consideration		
Cash for Options and Fractional Shares	$	942
Cash Consideration		49,863
Equity Instruments		111,914
Fair Value of Total Consideration Transferred	$	162,719
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed:		
Cash	$	20,244
Federal Funds Sold and Other Short-term Investments		238,325
Interest-bearing Time Deposits with Banks		250
Securities		102,233
Loans		678,142
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost		10,078
Premises, Furniture & Equipment		19,805
Other Real Estate		40
Intangible Assets		7,572
Company Owned Life Insurance		12,881
Accrued Interest Receivable and Other Assets		18,309
Deposits - Non-interest Bearing		(237,472)
Deposits - Interest Bearing		(696,750)
FHLB Advances and Other Borrowings		(60,837)
Accrued Interest Payable and Other Liabilities		(8,697)
Total Identifiable Net Assets	$	104,123
Goodwill	$	58,596

Under the terms of the merger agreement, each CUB common shareholder of record at the effective time of the merger became entitled to receive a cash payment of $13.44 and a 0.7739 share of common stock of the Company for each of their former shares of CUB common stock. As a result, in connection with the closing of the merger on January 1, 2022, the Company issued 2,870,975 shares of its common stock to the former shareholders of CUB and paid cash consideration in the aggregate amount of $50.8 million.

This acquisition is consistent with the Company's strategy to build a regional presence in central and western Kentucky. The acquisition offers the Company the opportunity to increase profitability by introducing existing products and services to the acquired customer base as well as add new customers in the expanded region.

The fair value of purchased financial assets with credit deterioration was $29,868 on the date of acquisition. The gross contractual amounts receivable relating to the purchased financial assets with credit deterioration was $34,453. The Company estimates, on the date of acquisition, that $3,117 of the contractual cash flows specific to the purchased financial assets with credit deterioration will not be collected.

The following table presents unaudited pro forma information as if the acquisition had occurred on January 1, 2021 after giving effect to certain adjustments. The unaudited pro forma information for the year ended December 30, 2022 and 2021 includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, interest expense on deposits and borrowings acquired, and the related income tax effects. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effected on the assumed date.

Dollars in thousands, except per share data

NOTE 18 – Business Combinations, Goodwill and Intangible Assets (continued)

	Unaudited Pro Forma Year Ended 12/31/2022	Unaudited Pro Forma Year Ended 12/31/2021
Net Interest Income	$ 200,584	$ 195,691
Non-interest Income	59,133	64,951
Total Revenue	259,717	260,642
Provision for Credit Losses	50	(8,707)
Non-interest Expense	141,868	142,978
Income Before Income Taxes	117,799	126,371
Income Tax Expense	21,858	24,260
Net Income	$ 95,941	$ 102,111
Earnings Per Share and Diluted Earnings Per Share	$ 3.26	$ 3.47

For the year ended December 31, 2022, the above pro forma financial information excludes non-recurring merger costs that totaled $12,323 on a pre-tax basis and Day 1 provision for credit losses under the CECL model of $6,300 on a pre-tax basis.

Goodwill

The changes in the carrying amount of goodwill for the periods ended December 31, 2023, 2022, and 2021, were classified as follows:

	2023	2022	2021
Beginning of Year	**$ 180,357**	$ 121,761	$ 121,956
Acquired Goodwill	—	58,596	(195)
Impairment	—	—	—
End of Year	**$ 180,357**	$ 180,357	$ 121,761

Of the $180,357 carrying amount of goodwill, $179,025 is allocated to the core banking segment, and $1,332 is allocated to the insurance segment for both periods ended December 31, 2023 and 2022. Of the $121,761 carrying amount of goodwill, $120,429 is allocated to the core banking segment, and $1,332 is allocated to the insurance segment for the period ended December 31, 2021. The decrease of $195 in 2021 is attributable to the sale of two branches located in Lexington, Kentucky.

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At December 31, 2023, the Company's reporting units had positive equity, and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2023	
	Gross Amount	Accumulated Amortization
Core Banking		
Core Deposit Intangible	**$ 33,247**	**$ (27,811)**
Branch Acquisition Intangible	**257**	**(257)**
Insurance		
Customer List	**5,408**	**(5,408)**
Total	**$ 38,912**	**$ (33,476)**

Dollars in thousands, except per share data

NOTE 18 – Business Combinations, Goodwill and Intangible Assets (continued)

	2022	
	Gross Amount	Accumulated Amortization
Core Banking		
Core Deposit Intangible	$ 33,247	$ (25,001)
Branch Acquisition Intangible	257	(257)
Insurance		
Customer List	5,408	(5,378)
Total	$ 38,912	$ (30,636)

Amortization Expense was $2,840, $3,711 and $2,731, for 2023, 2022 and 2021, respectively.

Estimated amortization expense for each of the next five years is as follows:

2024	$ 2,032
2025	1,394
2026	916
2027	593
2028	361

NOTE 19 - Other Comprehensive Income (Loss)

The tables below summarize the changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2023 and 2022, net of tax:

December 31, 2023	**Unrealized Gains and Losses on Available-for-Sale Securities**	**Postretirement Benefit Items**	**Total**
Beginning Balance	**$ (262,924)**	**$ (514)**	**$ (263,438)**
Other Comprehensive Income (Loss) Before Reclassification	**46,410**	—	**46,410**
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)	**(32)**	—	**(32)**
Net Current Period Other Comprehensive Income (Loss)	**46,378**	—	**46,378**
Ending Balance	**$ (216,546)**	**$ (514)**	**$ (217,060)**

December 31, 2022	**Unrealized Gains and Losses on Available-for-Sale Securities**	**Postretirement Benefit Items**	**Total**
Beginning Balance	$ 16,052	$ (568)	$ 15,484
Other Comprehensive Income (Loss) Before Reclassification	(278,532)	—	(278,532)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)	(444)	54	(390)
Net Current Period Other Comprehensive Income (Loss)	(278,976)	54	(278,922)
Ending Balance	$ (262,924)	$ (514)	$ (263,438)

Dollars in thousands, except per share data

NOTE 19 – Other Comprehensive Income (Loss) (continued)

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the year ended December 31, 2023:

Details about Accumulated Other Comprehensive Income (Loss) Components		Amount Reclassified From Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Statement Where Net Income is Presented
Unrealized Gains and Losses on			
Available-for-Sale Securities	**$**	**40**	Net Gain (Loss) on Securities
		(8)	Income Tax Expense
		32	Net of Tax
Amortization of Post Retirement Plan Items			
Actuarial Gains (Losses)	**$**	—	Salaries and Employee Benefits
		—	Income Tax Expense
		—	Net of Tax
Total Reclassifications for the Period	**$**	**32**	

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the year ended December 31, 2022:

Details about Accumulated Other Comprehensive Income (Loss) Components		Amount Reclassified From Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Statement Where Net Income is Presented
Unrealized Gains and Losses on			
Available-for-Sale Securities	$	562	Net Gain (Loss) on Securities
		(118)	Income Tax Expense
		444	Net of Tax
Amortization of Post Retirement Plan Items			
Actuarial Gains (Losses)	$	—	Salaries and Employee Benefits
		—	Income Tax Expense
		—	Net of Tax
Total Reclassifications for the Period	$	444	

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the year ended December 31, 2021:

Details about Accumulated Other Comprehensive Income (Loss) Components		Amount Reclassified From Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Statement Where Net Income is Presented
Unrealized Gains and Losses on			
Available-for-Sale Securities	$	2,247	Net Gain (Loss) on Securities
		(472)	Income Tax Expense
		1,775	Net of Tax
Amortization of Post Retirement Plan Items			
Actuarial Gains (Losses)	$	—	Salaries and Employee Benefits
		—	Income Tax Expense
		—	Net of Tax
Total Reclassifications for the Period	$	1,775	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As of December 31, 2023, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic reports filed with the Securities and Exchange Commission. There are inherent limitations to the effectiveness of systems of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective systems of disclosure controls and procedures can provide only reasonable assurances of achieving their control objectives.

Changes in Internal Control Over Financial Reporting in Most Recent Fiscal Quarter

There was no change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The Company's independent registered public accounting firm has issued their report on the Company's internal control over financial reporting. That report is included in Item 8. Financial Statements and Supplementary Data of this Report under the heading, Report of Independent Registered Public Accounting Firm.

Item 9B. Other Information.

(a)   Information required to be disclosed in a report on Form 8-K.

None.

(b)   Insider trading arrangements.

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Information responsive to this Item 10 will be included under the captions "Election of Directors," "Our Executive Officers," "Section 16(a): Beneficial Ownership Reporting Compliance," "Corporate Governance – Code of Business Conduct," "Corporate Governance – Committees and Attendance," "Corporate Governance – Director Nominations Process," "Report of the Audit Committee," and "Executive Compensation and Related Information – Insider Trading Policy and Anti-Hedging Provision" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held in April 2024 which will be filed within 120 days of the end of the fiscal year covered by this Report (the "2024 Proxy Statement"), which sections are incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to compensation of the Company's executive officers and directors (including the required disclosures under the subheadings "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report") will be included under the caption "Executive and Director Compensation" in the 2024 Proxy Statement, which section is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information relating to security ownership of certain beneficial owners and the directors and executive officers of the Company will be included under the captions "Ownership of Our Common Shares by Our Directors and Executive Officers" and "Principal Owners of Common Shares" of the 2024 Proxy Statement, which sections are incorporated herein by reference.

Equity Compensation Plan Information

The Company maintains two equity incentive plans under which it has authorized the issuance of its Common Shares to employees and non-employee directors as compensation: its 2019 Long-Term Equity Incentive Plan (the "2019 LTI Plan") and its 2019 Employee Stock Purchase Plan (the "2019 ESPP"). Each of these plans was approved by the requisite vote of the Company's common shareholders in the year of adoption by the Board of Directors. The Company is not a party to any individual compensation arrangement involving the authorization for issuance of its equity securities to any single person, other than option agreements and restricted stock award agreements that have been granted under the terms of one of the three plans identified above. The following table sets forth information regarding these plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants or Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	— (a)	$ — (a)	1,470,546 (b)
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	1,470,546

(a) On December 31, 2023, participants under the 2019 ESPP exercised options to purchase 5,142 Common Shares at the purchase price of $32.33 per share. The Company settled the option exercises in January 2024 with shares purchased on the open market.

(b) Represents 750,000 shares at December 31, 2023 that the Company may in the future issue to employees under the 2019 ESPP (although the Company typically purchases the shares needed for sale to participating employees on the open market rather than issuing new issue shares to such employees) and 720,546 shares that were available for grant or issuance at December 31, 2023 under the 2019 LTI Plan.

For additional information regarding the Company's equity incentive plans and employee stock purchase plan, see Note 8 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information responsive to this Item 13 will be included under the captions "Election of Directors" and "Transactions with Related Persons" of the 2024 Proxy Statement, which sections are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information responsive to this Item 14 will be included in the 2024 Proxy Statement under the caption "Principal Accountant Fees and Services", which section is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following items are included in Item 8 of this Report:

German American Bancorp, Inc. and Subsidiaries:	**Page #**
Report of Independent Registered Public Accounting Firm PCAOB ID 173	50
Consolidated Balance Sheets at December 31, 2023 and 2022	53
Consolidated Statements of Income, years ended December 31, 2023, 2022 and 2021	54
Consolidated Statements of Comprehensive Income (Loss), years ended December 31, 2023, 2022 and 2021	55
Consolidated Statements of Changes in Shareholders' Equity, years ended December 31, 2023, 2022 and 2021	56
Consolidated Statements of Cash Flows, years ended December 31, 2023, 2022 and 2021	57
Notes to the Consolidated Financial Statements	58

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

The following exhibits are included with this report or incorporated herein by reference:

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of German American Bancorp, Inc. are incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed May 26, 2020 (SEC File No. 001-15877).
3.2	Amended and Restated Bylaws of German American Bancorp, Inc. are incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed December 20, 2023 (SEC File No. 001-15877).
4.1	Terms of Common Shares and Preferred Shares of the Registrant (included in Amended and Restated Articles of Incorporation) are incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed May 26, 2020 (SEC File No. 001-15877).
4.2	Specimen stock certificate for Common Shares of the Registrant is incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed October 21, 2010 (SEC File No. 001-15877).
4.3	Indenture, dated as of June 25, 2019, by and between German American Bancorp, Inc. and U.S. Bank National Association, as trustee, is incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed June 25, 2019 (SEC File No. 001-15877).
4.4	Form of 4.50% Fixed-to-Floating Subordinated Note due 2029 of German American Bancorp, Inc. is incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed June 25, 2019 (SEC File No. 001-15877).
4.5	Description of the securities of German American Bancorp, Inc. registered pursuant to Section 12 of the Exchange Act is incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.1*	Adoption Agreement for the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2009 is incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.2*	Basic Plan Document for the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2009 is incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.3*	First Amendment to the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2020 is incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.4*+	Second Amendment to the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2024.
10.5*	Description of Director Compensation Arrangements for the 12 month period ending on June 30, 2022 is incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed March 1, 2022 (SEC File No. 001-15877).
10.6*	Description of Director Compensation Arrangements for the 12 month period ending on June 30, 2023 is incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022, filed March 1, 2023 (SEC File No. 001-15877).
10.7*	Description of Director Compensation Arrangements for the 12 month period ending on June 30, 2024 is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed August 8, 2023 (SEC File No. 001-15877).
10.8*	Description of Executive Management Incentive Plan for 2021 (awards payable in 2022) is incorporated by reference from the description contained in Item 5.02 of the Registrant's Current Report on Form 8-K filed March 12, 2021 (SEC File No. 001-15877).
10.9*	Description of Executive Management Incentive Plan for 2022 (awards payable in 2023) is incorporated by reference from the description contained in Item 5.02 of the Registrant's Current Report on Form 8-K filed March 11, 2022 (SEC File No. 001-15877).
10.10*	Description of Executive Management Incentive Plan for 2023 (awards payable in 2024) is incorporated by reference from the description contained in Item 5.02 of the Registrant's Current Report on Form 8-K filed March 3, 2023 (SEC File No. 001-15877).
10.11*	Executive Supplemental Retirement Income Agreement dated October 1, 1996, between First Federal Bank, F.S.B. and Bradley M. Rust, as amended by a First Amendment between Bradley M. Rust and the Registrant dated December 30, 2008, is incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009, filed March 10, 2010 (SEC File No. 001-15877).
10.12*	Supplemental Executive Retirement Agreement between German American Bancorp and Keith A. Leinenbach, dated August 31, 2017, is incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 5, 2017 (SEC File No. 001-15877).

Exhibit No.	Description
10.13*	Form of LTI Restricted Stock Award Agreement that evidences the terms of restricted stock awards granted to executive officers under the 2019 Long-Term Equity Incentive Plan in conjunction with the Management Long-Term Incentive Plan from time to time in effect is incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.14*	Form of Restricted Stock Award Agreement that evidences the terms of awards of restricted stock grants granted under the 2019 Long-Term Equity Incentive Plan to Directors as part of their annual compensation arrangement is incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.15*	German American Bancorp, Inc. Amended and Restated 2019 Employee Stock Purchase Plan is incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed May 26, 2020 (SEC File No. 000-15877).
10.16*	German American Bancorp, Inc. 2019 Long-Term Equity Incentive Plan is incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed May 21, 2019 (SEC File No. 000-15877).
21+	Subsidiaries of the Registrant
23+	Consent of Crowe LLP
31.1+	Sarbanes-Oxley Act of 2002, Section 302 Certification of Principal Executive Officer.
31.2+	Sarbanes-Oxley Act of 2002, Section 302 Certification of Principal Financial Officer.
32.1++	Sarbanes-Oxley Act of 2002, Section 906 Certification of Principal Executive Officer.
32.2++	Sarbanes-Oxley Act of 2002, Section 906 Certification of Principal Financial Officer.
97+	German American Bancorp, Inc. Incentive Compensation Recovery Policy
101.INS+	Inline XBRL Instance Document (The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.)
101.SCH+	Inline XBRL Taxonomy Extension Schema Document.
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB+	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Exhibits that describe or evidence all management contracts or compensatory plans or arrangements required to be filed as exhibits to this Report are indicated by an asterisk.

+ Exhibits that are filed with this Report (other than through incorporation by reference to other disclosures or exhibits) are indicated by a plus sign.

++ Exhibits that are furnished with this Report are indicated by a double plus sign.

Note: No long-term debt instrument issued by the Registrant exceeds 10% of consolidated total assets or is registered. In accordance with paragraph 4 (iii) of Item 601(b) of Regulation S-K, to the extent not otherwise filed herewith or incorporated by reference hereby, the Registrant will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.

In reviewing any agreements included as exhibits to this Report, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by the parties to the agreements, including us. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary.

Not applicable.

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.
(Registrant)

Date:	February 27, 2024	By: /s/D. Neil Dauby
		D. Neil Dauby, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date:	February 27, 2024	/s/D. Neil Dauby
		D. Neil Dauby, Chairman and Chief Executive Officer (principal executive officer)
Date:	February 27, 2024	/s/Zachary W. Bawel
		Zachary W. Bawel, Director
Date:	February 27, 2024	/s/Angela Curry
		Angela Curry, Director
Date:	February 27, 2024	/s/Sue J. Ellspermann
		Sue J. Ellspermann, Director
Date:	February 27, 2024	/s/Marc D. Fine
		Marc D. Fine, Director
Date:	February 27, 2024	/s/Jason M. Kelly
		Jason M. Kelly, Director
Date:	February 27, 2024	/s/Diane B. Medley
		Diane B. Medley, Director
Date:	February 27, 2024	/s/M. Darren Root
		M. Darren Root, Director
Date:	February 27, 2024	/s/Christina M. Ryan
		Christina M. Ryan, Director
Date:	February 27, 2024	/s/Thomas W. Seger
		Thomas W. Seger, Director
Date:	February 27, 2024	/s/Jack W. Sheidler
		Jack W. Sheidler, Director
Date:	February 27, 2024	/s/Tyson J. Wagler
		Tyson J. Wagler, Director
Date:	February 27, 2024	/s/Bradley M. Rust
		Bradley M. Rust, President and Chief Financial Officer (principal financial officer)
Date:	February 27, 2024	/s/Vicki L. Schuler
		Vicki L. Schuler, Senior Vice President, Controller (principal accounting officer)



 **German American Bancorp, Inc.**